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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 3

                                       TO

                                  FORM 10-SB/A


                            ------------------------

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE
                             SECURITIES ACT OF 1934

                                     OZ.COM
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                       CALIFORNIA                                                95-4560875
            (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER IDENTIFICATION NO.)
             INCORPORATION OR ORGANIZATION)

           SNORRABRAUT 54, REYKJAVIK, ICELAND                                      IS-105
        (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                                 (ZIP CODE)

                   011 (354) 535-0000
              (ISSUER'S TELEPHONE NUMBER)

          Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
                                (TITLE OF CLASS)

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                       NOTE ON FORWARD-LOOKING STATEMENTS

     This Registration Statement on Form 10-SB ("Registration Statement") contains various forward-looking statements with respect to our financial condition, results of operations and business. The words "believe," "expect," "anticipate," "intend," "may," "will," "should," "could," "potential," "continue," "estimate," "predict," and "plan" and similar expressions or the negative of such expressions, identify forward-looking statements. These forward-looking statements are subject to numerous assumptions, risks and uncertainties and a number of factors could cause actual results to differ materially from those projected or implied in such forward-looking statements. These factors include, but are not limited to, the risk factors disclosed in this Registration Statement.


     Further, certain forward-looking statements are based upon assumptions of future events that may not prove to be accurate. Due to such uncertainties and risks, you should not place undue reliance on such forward-looking statements that speak only as of the date of this Registration Statement. We do not undertake to publicly update, review or revise any forward-looking statements to reflect any change in our expectations with regard thereto or to reflect events or circumstances occurring after the date hereof, unless required under the federal securities laws.


                                  RESTATEMENT

     Subsequent to the issuance of our consolidated financial statements for the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000, our management determined that the fair value of certain warrants issued should have been allocated to additional paid-in capital, certain previously recognized license revenue should have been amortized, and accrued interest expense related to the conversion of bonds payable to common stock should have been recognized as additional paid-in capital rather than a reduction in interest expense. As a result, the consolidated financial statements for the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000 have been restated from amounts previously reported.

     The effects of the restatement for the year ended December 31, 1999 and for the three months ended March 31, 1999 and 2000 are presented in notes 17 and 5 of the notes to the consolidated financial statements for the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000, respectively, and have been reflected herein.

                                EXPLANATORY NOTE

     Our Board of Directors and shareholders approved amendments to our Amended and Restated Articles of Incorporation ("Articles") which, among other things, increased the authorized number of shares of our Common Stock from 75,000,000 to 275,000,000 and effected a 2-for-1 stock split of our outstanding shares of Common Stock. The amendments effecting the stock split became effective on May 26, 2000. The share and per share information set forth in this Registration Statement reflects this 2-for-1 stock split.

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                                     PART I

ITEM 1.  BUSINESS

RISK FACTORS

     See also "Note on Forward-Looking Statements" regarding the uncertainties and risks inherent in our forward-looking statements presented under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere herein.

RISK FACTORS RELATING TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY; HISTORY OF NET LOSSES AND NO ASSURANCE OF FUTURE PROFITABILITY

     We were incorporated in California in 1995. Although communications and the Internet were central to our operations since our incorporation, we did not begin developing our core products until 1996. In February 2000, we announced the commercial availability of mPresence(TM). The first commercial sale of iPulse(TM) was made by Ericsson Telecom AB and/or its affiliates ("Ericsson") in November 1999. Accordingly, we have only a limited operating history upon which you can base an evaluation of our business. We have incurred significant net losses since inception, including losses of $4,852,943, $1,811,387, $2,932,118 and $1,278,097, for the fiscal years 1997, 1998 and 1999, and the three months ended March 31, 2000, respectively and have received no revenue from our core products through the end of 2000. Furthermore, as discussed in note 1 to our consolidated financial statements, our recurring losses from operations, negative cash flows, and future need for additional capital raise substantial doubt about our ability to continue as a going concern, and our financial statements have been prepared assuming that we will continue as a going concern. We intend to increase expenditures in order to fund the continued expansion of our operations in North America and Europe through an increased sales and marketing force and a higher number of technically skilled professional staff. To the extent such expenditures are incurred and revenues do not correspondingly increase, our operating results would be materially and adversely affected. In addition, future operating results will depend on many other factors, including the growth of the market for wireless Internet-based services, competition, and our success in expanding our direct sales and marketing organizations and in attracting and retaining additional skilled professional staff, as well as general economic conditions and other factors. Accordingly, we cannot be sure that we will be profitable in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Overview."

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL NEEDED CAPITAL.

     We have experienced negative cash flow from operations since our inception and we expect to continue to experience significant negative cash flow from operations for the foreseeable future. We believe that our existing capital resources will be sufficient to meet our presently anticipated cash requirements for the next three months. In addition, we expect that it will be necessary to obtain additional capital to meet adequately management's growth objectives and to implement fully our business plan. We may seek additional debt or equity financing through public or private placements of our securities or through banks, financial institutions or companies. We cannot be sure that any such financing will be obtained or, if obtained, will be adequate to meet our needs. If we are not able to obtain additional financing on satisfactory terms when needed, our business, operating results and financial condition may be materially and adversely affected.

WE HAVE A CONCENTRATION OF REVENUES FROM A SINGLE CUSTOMER AND MAY BE DEPENDENT ON A LIMITED NUMBER OF CUSTOMERS

     We derive a significant portion of our revenues from a single customer. During 1999, Ericsson accounted for approximately 87% of our total revenues. In addition, we believe that a major part of our revenues in the foreseeable future will be derived from a limited number of customers. The termination of business relations with Ericsson or any future agreement with a significant customer could have a material adverse effect on our business, operating results and financial condition. Furthermore, a decision by any large customer not to proceed with a project to the stage we anticipate could have a material adverse effect on our business, operating results and financial condition.

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WE RELY ON STRATEGIC RELATIONSHIPS

     We have established a strategic relationship with a business partner, Ericsson, that we believe is important to the development of our business. We signed a general co-operation and development agreement with Ericsson in November 2000, which superseded an agreement of the same name dated February 1999. The agreement sets forth the general terms of the development work that we perform for Ericsson. We entered into a specific co-operation and development agreement with Ericsson in February 1999, which is an agreement under the general co-operation and development agreement, to jointly develop the iPulse(TM) application based on our server technology. The iPulse(TM) application is a part of Ericsson's product offering to telecommunications operators. The iPulse(TM) application and the iPulse(TM) trademark are wholly owned by Ericsson. As a result of the specific co-operation and development agreement, we receive 15% royalties of gross worldwide iPulse(TM) sales. Our wholly-owned indirect subsidiary, OZ.COM Canada Company ("OZ.COM Canada") entered into a specific co-operation and development agreement with Ericsson Canada, Inc. dated November 8, 2000 under the terms of which OZ.COM Canada will provide consulting and development services in the areas of mobile Internet applications for third-generation ("3G") mobile telephony platforms. The November 2000 specific co-operation and development agreement gives OZ.COM Canada access to Ericsson Canada's 3G laboratories and up to 6,000 hours of assistance from qualified 3G experts for testing of 3G products. The agreement calls for minimum payments to us totaling $6 million over two years and anticipates that $2 million of this amount will be allocated to additional iPulse(TM) development in the first year of the agreement.

     As a result of the level of Ericsson's ownership in us at the inception of the specific development agreements between Ericsson Canada and OZ.COM Canada, payments received from Ericsson Canada for research and development work under such agreements may not be immediately recognizable as revenue according to generally accepted accounting principles. The expenses associated with our performance of these obligations to Ericsson Canada will be recognized as current research and development expenses and the payments from Ericsson Canada for the work performed will be characterized as deferred revenues on our balance sheet. We will recognize all of the deferred revenues in the statement of operations at the end of the particular agreement under which we performed the work.


     Furthermore, we have entered into agreements with Ericsson with respect to the sale and distribution of iPulse(TM) and our product mPresence(TM). Pursuant to a value-added license distribution agreement entered into with Ericsson on November 1, 2000, we may offer iPulse(TM) to our customers as an integral part of our mPresence(TM) framework and related value-added services in exchange for royalties payable to Ericsson. Under the terms of the mPresence(TM) agency agreement also entered into with Ericsson on November 1, 2000, Ericsson has the right to promote our mPresence(TM) framework and services and, in the absence of a contrary agreement with respect to a specific customer, to receive from us 5% of the net sales price of mPresence(TM) from any sale occurring as a result of a referral made by Ericsson or 15% of the net sales price if Ericsson concludes the sale as an agent. We also concluded the iPulse(TM) agency agreement on November 1, 2000 through which we obtained the right to promote iPulse(TM). In the absence of a contrary agreement with respect to a specific customer, Ericsson will pay to us 5% of the net sales price from any sale of iPulse(TM) made by Ericsson as a result of a referral we make or 15% of the net sales price if we conclude the sale as an agent.


     The general co-operation and development agreement and the February 1999 specific co-operation and development agreement terminate on December 31, 2003, but will be automatically renewed on a yearly basis unless terminated by written notice of either party. The November 2000 specific co-operation and development agreement for 3G development work has a two year term until November 8, 2002. The mPresence(TM) agency agreement and iPulse(TM) agency agreement have two year terms and will be automatically renewed for an indefinite period unless earlier terminated in accordance with their provisions. The value-added license distribution agreement may be terminated by either party upon a material breach of the provisions of the agreement or any representations contained therein which is not cured by the other party. Notwithstanding the termination of the agreement, we will retain the right to provide hosting services based on the then current version of iPulse(TM). In November 2003, and provided that we have paid all royalties due under the agreement, Ericsson may no longer terminate the agreement.

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     Between June and October 1999 Ericsson acquired 10,052,431 shares of our
Series A Preferred stock. On November 8, 2000, Ericsson acquired 5,069,271 shares of our Common Stock in connection with our acquisition of MCE Holding Corporation, which was formed as a strategic alliance between Ericsson and Microcell Telecommunications, Inc. and its affiliates ("Microcell"). MCE Holding Corporation was the parent company of OZ.COM Canada. As a result of these acquisitions of our securities, Ericsson holds approximately a 21.2% ownership interest in us as of November 8, 2000 (assuming conversion by all holders of Series A Preferred stock).

     Although regarded by us as an advantage, the current ties with Ericsson may, at the same time, deter certain potential customers or categories of customers, in particular current and future competitors of Ericsson, from entering into or extending business relations with us. Under the terms of the general co-operation and development agreement dated November 1, 2000, as long as Ericsson owns shares representing 5% or more of our capital stock we must inform Ericsson of any proposal to license or sell any of the technology covered in the agreement or to enter into any transaction with any principal competitor of Ericsson. Ericsson may opt to enter into the proposed transaction on the same terms and conditions.

     We also have developed a strategic relationship with Microcell through our acquisition of MCE Holding Corporation. In connection with the acquisition, Microcell acquired 11,405,860 shares of Common Stock on November 8, 2000, which equals approximately a 9.6% ownership interest in us as of November 8, 2000 (assuming conversion by all holders of Series A Preferred stock). In addition, OZ.COM Canada had entered into a general co-operation and development agreement with Microcell under which Microcell agreed to purchase $9 million of development work and consulting services. OZ.COM Canada also had entered into a specific development and consulting agreement with Microcell whereby OZ.COM Canada granted a license to use, sell and distribute iPulse(TM) to Microcell under the terms and conditions set forth in the agreement. Our acquisition of MCE Holding Corporation and our relationship with Microcell is discussed in further detail in Part I, Item 1 "Our Future Growth Depends, in Part, on Acquisitions" and Part I, Item 7 "Certain Relationships and Related Transactions."

     As a result of the level of Microcell's ownership in us at the inception of the agreements with Microcell, payments received from Microcell under such agreements may not be immediately recognizable as revenue according to generally accepted accounting principles. The expenses associated with our performance of work for Microcell will be recognized as cost of revenues in the case of the payment for consulting services and as research and development expenses in the case of development work, and the payments from Microcell for the work performed will be recorded as deferred revenues on our balance sheet. We will recognize all of the deferred revenues as current revenues at the termination of the particular agreement under which we perform the work.

     We believe that our strategic relationships with Ericsson and Microcell represent advantages to our business and that our relationship with Ericsson has been a significant factor in our success to date. We also may establish more strategic business relationships with other business partners in the future. The failure to maintain our existing strategic relationships or the inability to develop new relationships, particularly in the new markets we are seeking to enter, could have a material adverse effect on our business, operating results and financial condition. In particular, we may not be able to survive termination of our agreements with Ericsson. The descriptions of our agreements with Ericsson and Microcell contained in this registration statement are qualified in their entirety by reference to such agreements which have been attached as exhibits to our previous filings on May 24, 2000, July 24, 2000, November 14, 2000, and November 21, 2000.

WE MAY HAVE TO REPURCHASE SHARES

     We may be obligated to purchase the 11,405,860 shares of Common Stock issued to Microcell pursuant to a share exchange agreement dated November 8, 2000 between us and Microcell that we entered into in connection with our acquisition of MCE Holding Corporation. The share exchange agreement with Microcell grants Microcell the right, during the period from February 15, 2002 until April 15, 2002, to require us to repurchase the 11,405,860 shares delivered to Microcell at the price of $4,500,000, if prior to February 15, 2002, we fail to complete a firmly underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended ("Securities Act"), or a public offering in which our shares are listed or

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designated for trading on any "designated offshore securities market" as such term is defined in Regulation S under the Securities Act, which offering, in either case, results in a market capitalization of not less than $225 million. A repurchase by us of the shares owned by Microcell could have a material, adverse effect on our business, operating results, and financial condition.

OUR REVENUES AND OPERATING RESULTS ARE EXPECTED TO VARY FROM QUARTER TO QUARTER

     Our revenues and operating results are expected to vary, sometimes substantially, from quarter to quarter. These fluctuations may result in volatility in the price at which shares of our stock may trade. Quarterly revenues and operating results may fluctuate as a result of a variety of factors, including:

     - the timing of large transactions;

     - our estimated initial sales cycle of six to nine months;

     - the proportion of revenues attributable to revenue-sharing or fixed per end-user fees versus revenues from software sales;

     - changes in the level of operating expenses;

     - the utilization rate of our professional services employees;

     - demand for our products and services;

     - the introduction of new products and product enhancements by us or our competitors;

     - changes in customer budgets;

     - competitive conditions in the industry; and

     - general economic conditions.

     Further, the purchase of our products and services often involves a significant commitment of capital by our customers with the attendant delays frequently associated with large capital expenditures and authorization procedures within an organization. Accordingly, we expect that the sales cycles for our products and services will be lengthy, with an estimated initial sales cycle of six to nine months, and subject to a number of significant risks over which we have little or no control, including customers' budgetary constraints and internal authorization reviews.

     In addition, our quarterly operating results are also subject to certain seasonal fluctuations. We do not yet see a pattern in licensing revenues (i.e., from the sales of iPulse(TM) licenses or our mPresence(TM) framework and services), but we have observed seasonality in our service businesses. Our revenues and operating results from development contracts and customer services are typically lower in the second and third quarters than the remainder of the year because these revenues are to some extent dependent on the availability of professional staff and a disproportionate number of holidays or vacation days typically fall in these quarters. In particular, our third fiscal quarter includes the months of July and August, when billable service activity by professional staff, as well as engagement decisions by customers, are reduced due to summer vacation schedules.

WE MAY NOT BE ABLE TO MANAGE GROWTH

     We are currently experiencing a period of rapid growth in personnel and expenditures that is expected to continue to place a strain on our administrative, financial and operational resources. In 2000, we opened a Stockholm office, which we had staffed with 37 employees as of January 31, 2001, and which we have subsequently decided to close. We also added a Montreal office with a staff of 36 employees as of January 31, 2001. Our total number of employees has increased from 97 employees as of April 1, 2000 to 181 employees as of January 31, 2001. Furthermore, we have increased our operating expenditures. In 1999, we had operating expenses, not including cost of revenues, of nearly $4.7 million, which represented a 25% increase from 1998. In 2000, we had operating expenses, not including cost of revenues, of more than $16 million. We intend to maintain or reduce our present number of employees for the balance of 2001, except for some growth in the number of professional staff in Montreal, and then to continue to expand on a selected basis in North America and Europe and to continue to increase the number of our professional staff significantly in 2002. Such expansion, if achieved, would place a further strain on our resources and increase operating costs. Our ability to manage our growth effectively will require us to continue to improve our operations, financial and

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management controls, reporting systems and procedures, and to train, motivate and manage our employees and consultants and, as required, to install new management information and control systems. We cannot be certain that we will be able to implement improvements to our management information and control systems in an efficient and timely manner or that, if implemented, these improvements will be adequate or sufficient to support our operations. Any inability to manage successfully future expansion could have a material adverse effect on our business, operating results or financial condition. We cannot be certain that our contemplated growth rate will be achieved, or if achieved, be maintained or that we will be successful in managing our growth.

OUR FUTURE GROWTH DEPENDS, IN PART, ON ACQUISITIONS

     We believe that our future growth depends, in part, on continuing to identify and acquire complementary information technology service businesses.

     On November 8, 2000, we completed an acquisition of all of the outstanding voting capital stock of MCE Holding Corporation. MCE Holding Corporation was a strategic alliance between Microcell and Ericsson formed to hold all of the issued and outstanding capital stock of 3044016 Nova Scotia Company, a recently organized company based in Montreal, Canada that was formed to develop mobile Internet applications for network operators in Canada. The name of 3044016 Nova Scotia Company was changed to OZ.COM Canada Company following the closing of the transaction.

     We plan to continue to explore the possibility of relationships with other information technology service businesses that we may acquire. We cannot be certain that we will be successful in identifying, acquiring and profitably managing complementary information technology service businesses without substantial delays, expenses or other operational or financial problems. Expansion will require the commitment of significant capital, managerial and other resources. Acquisitions may also expose us to particular risks, including diversion of management's attention, failure to retain key acquired personnel, assumption of legal liabilities, and amortization of goodwill and other acquired intangible assets, some or all of which could have a material adverse effect on our business, operating results and financial condition. Moreover, customer dissatisfaction with, or problems caused by, the performance of any such acquired business could have a material adverse impact on our reputation as a whole. In addition, we cannot be certain that the acquired businesses, if any, will achieve anticipated revenues and earnings. Depending on the value and nature of the consideration to be paid by us for future acquisitions, such acquisitions may have a dilutive effect on our earnings per share or an adverse effect on our financial condition. Failure to implement our acquisition strategy successfully could have a material adverse effect on our business, operating results and financial condition.

WE MAY NOT SUCCESSFULLY INTEGRATE ACQUIRED COMPANIES AND MAY INCUR INCREASED COSTS AND OPERATING INEFFICIENCIES

     Given our acquisition strategy, management may be challenged to manage the integration of acquired employees to eliminate redundancy and achieve operating efficiencies. Workforce reductions must be made in compliance with all applicable laws and resulting severance and retraining costs can be significant. Frequently, the acquired company's management information systems, accounting systems and operational systems are different from those of the acquiring company, and the efficient integration of such systems may impose severe strains on our own accounting, operational and control systems. Also, the acquisition of a new company often requires that operations be consolidated, excess office space subleased or existing leases renegotiated. We cannot be certain that the failure to integrate effectively the operations of an acquired business in the future will not adversely affect our business, operating results or financial condition.

POSSIBLE FUTURE ACQUISITIONS COULD CREATE CHARGES TO EARNINGS THAT COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     As a result of our acquisition of MCE Holding Corporation, we incurred amortization expense in 2000 related to goodwill and a fully paid-up iPulse(TM)
1.5 license of approximately $0.4 million. We are amortizing the goodwill on a straight-line basis over an estimated useful life of 5 years and the iPulse(TM) license on a straight-line basis over an estimated useful life of 3.5 years.

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     Any future acquisitions could result in amortization expense related to goodwill and other intangible assets. If this should occur, our results of operations would be adversely affected.

WE ARE EXPOSED TO THE RISKS ASSOCIATED WITH MULTINATIONAL OPERATIONS

     We intend to expand our business in North America and Europe. The expansion of our business to different geographical areas is subject to risks inherent in traditional multinational business activities, including, in particular, foreign currency exchange rate fluctuations, overlap of different tax structures, management of an organization spread over various countries, different regulatory regimens and unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations, including employment law and practices, and longer accounts receivables payment cycles in some countries. Any of the foregoing as well as other risks inherent in traditional multinational business activities could have a material adverse effect on our business, operating results and financial condition.

OUR SUCCESS DEPENDS IN PART ON OUR ABILITY TO ATTRACT AND RETAIN TECHNICALLY SKILLED PROFESSIONAL STAFF WHO ARE IN GREAT DEMAND

     Our business involves the development of highly technical products and services and relies on the ability to respond to rapid technological changes. Accordingly, our success and future growth depend in part upon our ability to attract, develop, motivate, integrate and retain highly skilled professional staff, such as engineers, technical support persons, and sales and human resources staff. We intend to expand significantly our sales and marketing force and the number of our technically skilled professional staff to support our expansion. Although we believe that these expenditures will benefit our business in the long term, we expect that such expenditures could materially and adversely affect our operating results in the short term.

     Technically qualified professional staff are in great demand in Europe and North America and are likely to remain a limited resource for the foreseeable future. Competition for qualified personnel in the wireless software industry is particularly fierce and competitors may in the future seek to recruit our employees. We cannot be certain that we will be able to attract and retain sufficient numbers of highly skilled professional staff in the future. The inability to expand our organization and increase the size of our professional staff at reasonable costs on a timely basis or the loss of highly skilled professional staff could have a material adverse effect on our business, operating results and financial condition.

OUR SUCCESS DEPENDS ON OUR KEY EXECUTIVES


     Our success is highly dependent upon the efforts and abilities of our executive officers, in particular: Messrs. Skuli Mogensen, co-founder and Chief Executive Officer; Gudjon Mar Gudjonsson, co-founder and Chief Visionary; and Skuli Valberg Olafsson, Chief Operating Officer. Although these executives have entered into employment agreements, these contracts may not be enforceable in their entirety, and in any event do not guarantee that these individuals will continue their employment with us. We do not maintain "key man" insurance with respect to any of our executive officers. The loss of the services of any of these key executives, for any reason, could have a material adverse effect upon our business, operating results and financial condition.


WE MAY BE ADVERSELY AFFECTED BY POTENTIAL SOFTWARE DEFECTS OR ERRORS

     Our software is complex and must meet the stringent technical requirements of our customers. We must develop our products quickly to keep pace with the rapidly changing industry in which we operate. Software products that are as complex as those that we produce generally contain undetected errors or defects, particularly when first introduced or when new versions are released. In addition, our software may not properly operate when integrated with the systems of our customers, or when used to deliver services to a large number of a customer's subscribers.

     While we continually test our products for errors and work with our customers through our customer support services to identify and correct bugs, errors in our products may be found in the future. Testing for errors is complicated in part because it is difficult to simulate or anticipate the computing environments in

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which our customers use our products. Our software may not be free from errors or defects even after it has been tested, which could result in the rejection of our products and damage to our reputation, as well as lost revenue, diverted development resources, and increased support costs.

WE MAY INCUR RISK OF PRODUCT LIABILITY CLAIMS

     We may be subject to claims for damages related to any errors in our software products. A major product liability claim could have a material adverse effect on our business because of the costs of defending against these types of lawsuits, diversion of key employees' time and attention from the business and potential damage to our reputation. In the past, we have negotiated provisions in our license agreements with our customers that were designed to limit exposure to potential product liability claims. However, there is no assurance that similar provisions will be included in any future agreements. Furthermore, limitation of liability provisions contained in our license agreements may not be effective under the laws of some jurisdictions if local laws treat them as unenforceable. As a result, we could be required to pay substantial amounts of damages in settlement or otherwise upon resolution of any of these types of claims.

ENCRYPTION TECHNOLOGY RESTRICTIONS

     The United States government generally limits the export of encryption technology that originates from the United States, and a variety of cryptographic products generally require export approvals from United States government agencies, such as the Bureau of Export Administration. Currently, our products and solutions do not incorporate encryption technology that is subject to United States export restrictions nor do we require export approvals from United States agencies. We may in the future, however, incorporate technology requiring export approval into our products and solutions. If any export approval that is required is refused, if our software is unlawfully exported or if the United States adopts new legislation or regulations restricting exports of software and encryption technology, we may not be able to distribute our solutions to potential customers, which will cause a decline in our sales. We may need to incur significant costs and divert resources to develop replacement technologies or may need to adopt inferior substitute technologies to satisfy these export restrictions. These replacement or substitute technologies may not be the preferred security technologies of customers. This could lead to a lack of growth for our business. In addition, we may suffer similar consequences if the laws of any other country limit the ability of third parties to sell encryption technologies to us.

WE MAY NOT BE ABLE TO OBTAIN THIRD-PARTY SOFTWARE, TECHNOLOGY AND CONTENT

     We license or otherwise obtain access to the intellectual property of third parties, such as Ericsson and Antares Systems. We have also entered into two license agreements with the third-party content providers, iSyndicate, Inc. and Moreover.com, Inc. and intend to enter into more such agreements. In addition, we use and will use in the future, third-party software, such as GSM codec, certain RogueWave Software programming libraries and Mp3 Producer, that may not be available to us in the future on commercially reasonable terms or at all. The loss of, or inability to maintain or obtain, any required intellectual property could require us to use substitute technology, which could be more expensive or of lower quality or performance, or force us to cease offering our products. Moreover, we expect that some of our license agreements in the future may be non-exclusive and, therefore, competitors may have access to the same technology.

OUR SUCCESS DEPENDS ON INTELLECTUAL PROPERTY RIGHTS

     Our success depends upon the use of patents, trademarks and other proprietary intellectual property rights related to mPresence(TM). Although we have applied for trademark registration of our marks and for patents on our technologies, such as those relating to real-time simulations over networks, no trademark registrations or patents have yet been issued except for the trademark "OZ." Further, we cannot be certain that any such trademark registrations or patents will be issued or if issued will not be challenged or invalidated. We rely upon a combination of nondisclosure and other contractual arrangements together with trade secret, copyright and trademark laws to protect our proprietary rights and the propriety rights of third parties from whom we license intellectual property. We enter into confidentiality agreements with our employees and limit

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distribution of proprietary information. We cannot be certain that the steps taken by us in this regard will be adequate to deter misappropriation of proprietary information or that we will be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights or that our competitors will not independently develop superior technologies.

     Although we believe that our services do not infringe on the intellectual property rights of others and that we will have all rights necessary to utilize the intellectual property employed in our business, we are subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claim could require us to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property that is the subject of asserted infringement.

WE OPERATE IN A HIGHLY COMPETITIVE MARKET AND MAY NOT COMPETE SUCCESSFULLY

     The wireless Internet software and application service market includes a large number of participants, is subject to rapid changes and is highly competitive. Although no competitor offers exactly the same type of wireless Internet solution as we do, our competitors currently offer or have the potential to offer either a total end-user solution to operators and service providers or to compete with various components of our mPresence(TM) framework and value-added services. Openwave is an example of one of our competitors. Many of our competitors have substantially greater financial, technical and marketing resources than we have. Several of these competitors also have greater name recognition and more established relationships with the same companies that we are targeting. Our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customers' requirements or devote greater resources than we can to the development, promotion and sale of new service offerings. We cannot be certain that we will be able to compete successfully with these competitors or that competition may not have a material adverse effect on our business, operating results and financial condition.

     We also expect to face additional competition as other established and emerging companies enter the wireless Internet software and application service markets and new service offerings and technologies are introduced. Our current and potential competitors include:

     - infrastructure service providers, such as Openwave and Jabber.com;

     - telecommunications operators' product initiatives, such as Sonera Zed and NTT DoCoMo;

     - wireless service providers, such as InfoSpace.com and Wireless Knowledge;

     - wireless equipment manufacturers, such as Nokia;

     - instant messaging providers that may team up with operators, such as AOL and Microsoft MSN and;

     - Internet portals, such as Yahoo! and Excite@Home.

     Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their service offerings to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Increased competition could result in lower utilization rates, billing rate reductions, fewer customer engagements, reduced gross margins and loss of market share, any one of which could materially and adversely affect our business, operating results and financial condition. We cannot be certain that we will be able to compete successfully with existing or new competitors and competition could have a material adverse effect on our business, operating results and financial condition.

WE MAY NOT RESPOND TO RAPID TECHNOLOGICAL CHANGE

     The wireless Internet software and application service market is rapidly evolving and is characterized by an increasing number of market entrants that have introduced or developed, or are in the process of introducing or developing, products and services that facilitate the delivery of Internet-based services through wireless devices. As a result, the life cycle of our products is difficult to estimate. We may not be able to

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develop and introduce new products, services and enhancements that respond to technological changes or evolving industry standards on a timely basis, which could have a material adverse effect on our business operating results and financial condition.

OUR SUCCESS DEPENDS ON CONTINUED GROWTH OF INTERNET USE

     Our future success depends to a large extent on the continued growth in the use of the Internet. We believe that a significant portion of our future revenues will derive from sales of our mPresence(TM) framework and value-added services, iPulse(TM) and related services to Internet communities. Our business may be adversely affected if the number of Internet users does not increase or if business over the Internet, particularly Internet-based business transactions and applications involving business conducted through a mobile communications device ("m-business") including Internet-based commerce conducted through a mobile communications device ("m-commerce"), does not become more accepted and widespread. In particular, we will be adversely affected if the number of Internet communities or the number of members of existing Internet communities does not increase. Rapid growth in the use of and interest in the Internet has occurred only recently. As a result, acceptance and use of the Internet may not continue to develop at historical rates and a sufficiently broad base of consumers may not adopt, and continue to use, the Internet and other online sources. The use and acceptance of the Internet, and Internet communities in particular, may not increase for a number of reasons, including the cost and availability of Internet access.

OUR SUCCESS DEPENDS ON THE SUCCESS OF WIRELESS NETWORK OPERATORS AND INTERNET BUSINESSES

     We believe that a major part of our future revenues will derive from sales of mPresence(TM) value-added services, iPulse(TM) and related services to existing and new wireless network operators and Internet businesses. Therefore, our future success depends on the acceptance by wireless network operators and Internet businesses of these new products and services that we may not be able to achieve. This dependence is compounded by the relatively small number of wireless network operators and Internet businesses worldwide. To date, we currently have only one wireless network operator customer that has agreed to implement the mPresence(TM) value-added services. We cannot be certain that wireless network operators or Internet businesses will widely use our products. In addition, wireless network operators have historically been relatively slow in implementing new complex services such as Internet-based services, and Internet businesses may be slow in implementing the use of wireless services as a means of expanding Internet-based services. We have limited or no control over the pace at which wireless network operators or Internet businesses implement these new services. The failure of wireless network operators and Internet businesses to introduce and support services utilizing our products on a timely and effective manner could have a material adverse effect on our business, operating results and financial condition.

     In addition, once implemented by wireless network operators and Internet businesses, the success of our products will depend in significant part on our continuing ability to develop and introduce new and improved versions of existing products and service offerings. There can be no assurance that we will be successful in developing, introducing on a timely basis and marketing such products and service offerings. In addition, there can be no assurance that wireless network operators and Internet businesses will not cease to buy our products and to subscribe to our services, on account of technologies or service offerings developed by others or the wireless network operators or Internet businesses themselves that render our products and services uncompetitive or obsolete. The failure of wireless network operators or Internet businesses to continue to purchase our products and subscribe to our services could have a material adverse effect on our business, operating results and financial condition.

     Our pricing model for mPresence(TM) will in many cases be based on a revenue sharing model in which we take a certain percentage of revenues resulting from each end user who uses the services or is exposed to advertisements. Our future revenues are therefore largely dependent on the number of subscribers to the wireless network operators or the number of Internet businesses' members that utilize our products and services. In addition, no estimates can be made as to the rate of adoption by the subscribers of the particular services offered through our products. It is therefore difficult to predict the size of our future revenues, and such future revenues will be largely dependent on the number of subscribers to the wireless network operators

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

or Internet businesses' members, in general, and the subscription to the services offered through our products, in particular. In addition, the price that subscribers will be willing to pay for these services is difficult to estimate. As a result, it is difficult to estimate the pricing of these services and consequently the future size of our revenues.

OUR SUCCESS DEPENDS ON MARKET ACCEPTANCE OF WIRELESS TELEPHONES FOR WIRELESS DELIVERY OF INTERNET-BASED SERVICES

     We have focused our efforts on the convergence of fixed and wireless Internet-related communication. Our technological solutions, in particular mPresence(TM), are not necessarily dependent on wireless devices for the conveyance of the communication. However, we believe that the success of mPresence(TM) is interlinked with the acceptance by the market of wireless devices as a viable means for Internet-based services giving more wireless network operators and Internet businesses incentive to adopt technological solutions supporting such services. We cannot be sure of such market acceptance. In any event, acceptance may be delayed for a number of reasons. These reasons could include:

     - inadequate supply of the required hardware and software;

     - limitations to the performance and functionality of wireless devices;

     - conflicting technical standards and lack of interoperability;

     - lack of adequate Internet-based applications and content for such Internet-based services;

     - costs; and

     - inadequate security arrangements.

The lack of or delay in market acceptance for wireless devices as means for wireless delivery of Internet-based services could have a material adverse effect on our business, operating results and financial condition.

RISKS RELATING TO OUR SECURITIES

THERE IS NO PUBLIC MARKET FOR OUR COMMON STOCK

     Currently, there is no organized public trading market for our Common Stock, and we cannot be certain that an active trading market will ever develop or be sustained. Even if a market should develop there can be no assurance that all market making activity may not cease at any time. If a market for our Common Stock does develop, the market price of the Common Stock may be highly volatile. Any securities broker-dealer that makes a market in our securities may have significant influence over the market, and if any market develops, the price and liquidity of the Common Stock may be affected by the degree of participation of any person in the market. Therefore, purchasers of our Common Stock may be unable to liquidate their investment readily or at all.

THE STOCK PRICE FOR OUR SHARES MAY BE VOLATILE

     Should a market for our Common Stock develop, it will be affected by a number of factors, including:

     - the announcement of new products or service offerings by us or our competitors;

     - quarterly variations in our results of operations or the results of operations of our competitors or companies in related industries;

     - changes in earnings or revenue estimates or recommendations by securities analysts;

     - developments in our industry;

     - general market conditions;

     - future sales of substantial amounts of shares by our shareholders; and

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

     - other factors, including factors unrelated to our operating performance or the performance of our competitors.

In addition, stock prices for many companies in the technology field have experienced, and continue to experience, wide fluctuations that have often been unrelated to the operating performance of such companies. Such factors and fluctuations, as well as general economic, political and market conditions in markets where we conduct business, such as recessions, may materially and adversely affect the market price of our securities.

OUR OUTSTANDING OBLIGATIONS TO ISSUE ADDITIONAL SHARES OF COMMON STOCK MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN ADDITIONAL EQUITY CAPITAL

     We are obligated to issue 31,148,528 shares of Common Stock upon the conversion of the shares of our Series A Preferred stock outstanding as of March 31, 2000. As of March 31, 2000, 3,114,250 shares of Common Stock were available for issuance pursuant to options that may be granted under our 1995 Stock Option Plan and 842,076 shares of Common Stock were available for issuance pursuant to grants under our 1998 Incentive Stock Option Plan. As of the same date, options to purchase a total of 5,944,266 shares of Common Stock were outstanding under the 1995 Stock Option Plan. Our Board of Directors, with shareholder approval, has reserved an additional 5,000,000 shares of Common Stock for issuance upon exercise of options that may be granted under our 1995 Stock Option Plan. Warrants to purchase an aggregate of 428,000 shares of Common Stock were also outstanding as of March 31, 2000. To the extent that options, warrants or other obligations for the issuance of Common Stock are granted or exercised, dilution to the interests of the existing holders of Common Stock may occur. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected because holders of outstanding options, warrants or other obligations can be expected to exercise them at a time when we in all likelihood will be able to obtain any needed capital on terms more favorable to us than those provided by such outstanding obligations.

WE MAY ISSUE ADDITIONAL STOCK AND THIS MAY HAVE A DILUTIVE EFFECT

     We are currently authorized to issue two classes of stock, which are designated "Common Stock" and "Preferred Stock." The authorized number of shares of Preferred Stock is presently 25,000,000 shares. 20,000,000 shares of the Preferred Stock are currently designated as "Series A Preferred." Our Board of Directors and shareholders have approved an amendment to our Articles to increase the authorized number of shares of Common Stock from 75,000,000 to 275,000,00 and to effect a 2-for-1 stock split of our Common Stock. The amendment was effective on May 26, 2000. The effect of the stock split has already been incorporated into the share and per share information in this Registration Statement. Accordingly, we may in the future authorize without further shareholder approval the issuance of additional shares of Common Stock or Preferred Stock. Any such future issuance of our capital stock could have a dilutive effect on the holders of our stock.

CURRENT DIRECTORS AND OFFICERS MAY EFFECTIVELY CONTROL THE COMPANY

     Our directors and officers as a group beneficially owned approximately 60% of our Common Stock (prior to any conversion of the Series A Preferred stock) as of March 31, 2001. As a result, these shareholders, if acting together, would be able to control effectively matters requiring approval by our shareholders, including election of at least a majority of our Board of Directors and approval of significant corporate transactions, except for certain matters as to which the holders of the Series A Preferred stock vote as a separate class.

OVERVIEW OF BUSINESS

     We are a developer and business-to-business vendor of software and services that enable the delivery of certain Internet-based services over wireless telecommunications networks. Our software and services will enable wireless network operators and Internet businesses to provide Internet-based services to their wireless subscribers and to offer these services across a spectrum of Internet-access devices. See "Our Products and Services" below for further discussion of our value-added services.

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

INDUSTRY BACKGROUND

GROWTH OF INTERNET BUSINESSES

     The increased use of the Internet, intranets and extranets has fostered the growth of a variety of Internet businesses, such as Internet service providers, Internet content providers, portals and search engines and Internet communities. In addition, a growing number of businesses, including retailers, auction houses and financial institutions are creating or exploring the possibilities of establishing a presence on the Internet as a means of attracting and retaining customers and generating new revenue streams.

GROWTH OF WIRELESS COMMUNICATIONS

     Worldwide use of wireless communications has grown rapidly as cellular and other emerging wireless communications services have become more widely available and affordable for businesses and consumers. Advances in technology, changes in telecommunications regulations and the allocation and licensing of additional radio spectra have contributed to this growth. As a result, the competitive environment among wireless network operators in major markets worldwide has intensified.

CONVERGENCE OF THE INTERNET AND WIRELESS COMMUNICATIONS

     We believe that wireless Internet-access devices have become increasingly popular tools as a result of the accelerating use of e-mail services, remote access to corporate intranets and other Internet-based services. The convergence of wireless communications with the Internet and the launch of General Packet Radio Service in markets that currently use the Global System for Mobile communications are expected by some industry analysts to be the main drivers behind an anticipated surge in the growth of wireless Internet access in 2001 and in subsequent years.

GROWTH OF WIRELESS DATA SERVICES AND APPLICATIONS

     We believe that the growth of the Internet and the proliferation of wireless Internet-access devices have created a demand for wireless data services. We believe that this demand may grow with increasingly inexpensive wireless communications, increased bandwidth and increased security. Wireless data services not only include simple functions like e-mail and messaging, but also enable "anytime, anywhere" m-commerce transactions, gaming, information updates, online trading, and location-based services, such as electronic maps and directions and personalized service delivery.

MARKET OPPORTUNITY

     Wireless network operators now face potential competition from Internet portals and media companies such as AOL and Yahoo! that have announced strategies to bring their brands to all devices "anytime, anywhere." Wireless network operators risk seeing their brands subsumed under their content partner's or portal partner's superior consumer brand, which we believe might force the wireless network operator lower in the value chain. We believe that the emerging wireless data services market represents a new competitive arena for wireless network operators, for whom wireless data communication is a rapid and cost-effective way to provide their services to subscribers. We believe that wireless network operators are seeking to deliver Internet-based services to their mobile subscribers in order to generate revenues from new sources, differentiate their service offerings and reduce subscriber turnover and operating costs. We believe that to accomplish this, wireless network operators require an innovative, high-quality software and services solution to deliver Internet-based services and content to their mobile subscribers.

     Internet businesses are also tailoring their strategies to enter the wireless data market, which is viewed by some industry analysts as the next Internet frontier. We believe that Internet businesses are seeking to retain and increase customers, and generate brand awareness and loyalty by providing selected services to customers by means of wireless access in addition to traditional PC-based access. Also, we believe that the convergence of the Internet with wireless telecommunications provides Internet businesses with new opportunities to obtain additional revenues from m-commerce transactions and advertising. As a result, we believe that Internet

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

businesses require a software and services solution that links them to the wireless telecommunications networks.

OUR PRODUCTS AND SERVICES

     We are developing various integrated products that are intended to provide a package of services for our customers. As of April 30, 2001, we have had commercial sales only in the category of client services. These products include:

     - the mPresence(TM) communications and service framework;

     - value-added services;

     - client services, such as customization of products and system integration; and

     - operations of the framework and value-added services.

MPRESENCE(TM)

     The mPresence(TM) framework is designed to quickly establish our customers' presence in the mobile economy. The mPresence(TM) framework enables delivery of various types of communications, information and lifestyle services to end users in a more convenient way than is possible today. This is accomplished by adding a layer of intelligence to the framework and making use of information about a user's presence to deliver and control delivery of communications and services to the user. The mPresence(TM) framework is built on top of an industry standard J2EE (Java 2 Enterprise Edition) application server platform with modification and proprietary additions to facilitate easy integration and deployment of value-added services. The mPresence(TM) framework is tightly linked with iPulse(TM), a product we co-developed for Ericsson. The mPresence(TM) framework relies on iPulse(TM) for presence management and intelligent routing of messages and communications between different end-user devices.

VALUE-ADDED SERVICES

     We offer our customers a suite of value-added services that can be independently branded and deployed to our customers' user base. These services enable groups of people to communicate together, socialize and be entertained and informed. These services are built on top of mPresence(TM), our communications and service framework. In the future, we may license applications from partners to integrate on top of the mPresence(TM) framework.

     We are focusing on services that provide immediate revenues to our customers, e.g., by increasing network usage such as wireless application protocol airtime and short message service, and that provide benefits to customers, including end-user customer retention, attraction and branding. We offer the following communication services today by means of the iPulse(TM) application:

     - Instant messaging between users -- the ability to send a text message to other users independent of the sender's or the receiver's device;

     - Text conference -- the ability to connect a group of people for an online chat conference;

     - PC-to-PC voice chat -- the ability to communicate securely using voice over the Internet from one PC to another;

     - File transfer -- the ability to send files immediately and securely from one end user to another;

     - PC-to-phone voice calls -- the ability to initiate a telephone call from a PC;

     - Creation of forwarding profile for messages -- the ability to customize how messages are delivered. For example, text messages can trigger immediate notification, be delivered to a message box, or be forwarded to a mobile phone; and

     - Status list -- the ability to access the presence information of other end users on a contact list.

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     We are in the process of developing end-user lifestyle services on top of our mPresence(TM) framework that will enable groups of people to communicate, socialize and be entertained across various devices as a group of people rather than as individual users. We recently completed Tactica(TM), our first application to support group interaction. Tactica(TM) is a multi-player game built on the mPresence(TM) framework with game play that extends between PCs and mobile phones. We are also developing our second community-type application for Microcell. We intend to partner with leading technology companies and service providers to provide additional services that will be integrated into our overall product offering. However, we cannot be sure that we will be able to partner successfully with such companies or that such services will be integrated successfully into our product offering.

     Services are accessible through the different clients that we support, including SMS, WAP, HDML, Windows, and HTML. The capabilities of these clients differ, however, which means that the user experience is tailored to the capabilities of the specific device.

CLIENT SERVICES

     We provide consulting, custom development, iPulse(TM) customization and system integration services. These services build on our intimate understanding of iPulse(TM) and its software developer kit. For example, we have developed a customized iPulse(TM) interface and additional functionality for oCen Communication Inc.'s CommPortal(TM) offering. We believe that almost every customer of iPulse(TM) or mPresence(TM) and its value-added services will require some level of consultation, customization and system integration and we intend to offer these services to these customers. We will compete with the customer itself, which can use the software developer kit without our assistance, and with a number of consulting companies and system integrators. We hope to leverage our extensive background with iPulse(TM) to distinguish ourselves from these competitors.

OPERATIONS OF THE FRAMEWORK AND VALUE-ADDED SERVICES

     We can deliver the mPresence(TM) framework and its value-added services as a hosted or managed care service. These forms of delivery shorten the time to market for customers. They also eliminate the need for our customers to build up the know-how needed to operate a communications and service framework and allow them to integrate value-added services onto such a framework. Our customers have the ability to place their own branding on all of our services and to maintain the customer relationship with their end users.

     We are currently able to deliver mPresence(TM) and value-added services to customers in two ways:

     - Hosted services -- we host the services, including the mPresence(TM) framework and the various value-added services. In some cases, our technology partners provide the hosting of their own services.

     - Managed care -- we monitor and operate the framework and services from a centralized operations center, even though the actual hardware is located at the customer's premises.

     We expect that in some cases a sale of mPresence(TM) and value-added services may include a mixture of both types of delivery, i.e., both a managed care service and full hosting of some services. Whether this occurs will depend on the customer's needs and current infrastructure.

IPULSE(TM)

     iPulse(TM) is a carrier-class services application that we jointly developed with Ericsson on top of our proprietary technology, which we have licensed to Ericsson. Our technology related to a server architecture that allowed us to manage many simultaneous user interactions in a shared state. This technology serves as the core of iPulse(TM). However, the resulting iPulse(TM) product and the iPulse trademark are wholly owned by Ericsson. iPulse(TM) is a communications and intelligent routing application that bridges the worlds of telephony and the Internet, providing end users with a simple and secure way to establish communications sessions and access value-added services running either over IP networks or other networks, such as the public switch telephone or wireless networks. iPulse(TM) consists of client software that resides on mobile phones, PCs, and other Internet devices and connects to a centralized cluster of servers, where corresponding server software stores and manages all end-user communications. iPulse(TM) connects end users to each other by computer,

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phone, pager, mobile phone or other communication device through a simple point-and-click contact menu. We receive 15% royalties of gross worldwide iPulse(TM) sales as a result of the specific co-operation and development agreement we entered into with Ericsson in February 1999. In addition, pursuant to the value-added license distribution agreement concluded with Ericsson in November 2000, we have the right to offer iPulse(TM) as a hosted solution to our mPresence(TM) customers.

     We believe that iPulse(TM) allows wireless network operators to leverage their existing communications networks while tapping into the power of the Internet and new forms of voice and data communications. Internet businesses can leverage their existing Internet expertise and infrastructure while extending their reach to wireless devices and telecommunications networks. iPulse(TM) offers a secure connection to a growing number of communications services that provide greater convenience for end users and increased revenues for wireless network operators and Internet businesses.

     iPulse 1.5 is characterized by the following primary features:

          ACCESS MANAGEMENT. End users may customize their communications by setting up individual profiles that indicate when, by whom and how they want to be reached. For example, an end user can be available to his family at anytime and anywhere, but can arrange to have all business calls routed to his voicemail. Because this information is centrally stored, end users can change their availability or update their information, such as with new phone numbers or email addresses, system-wide at any time.

          ACCESSIBILITY. End users are able to build a personal directory of other iPulse(TM) users and access information as to their availability at a certain point in time. They are then able to connect to the persons in their directory with a click of the mouse or keys on their mobile phone or other device. We expect that future versions of iPulse(TM) will be able to show not just what device another end user is using, but will provide information as to the end user's location.

          ANONYMITY. End users may choose to keep their personal information confidential from other end users. The system will not reveal IP addresses, phone numbers, or other information unless the end user wants all or some of that information made available.

OUR STRATEGY

     Our objective is to be a leading developer and vendor of software and services that enable wireless network operators and Internet businesses to deliver the familiar benefits of the Internet to the wireless world. We intend to accomplish this by capitalizing on our experience, expertise and strategic relationships, our value-added services and mPresence(TM) framework, and iPulse(TM) and its other resources. The key elements of our strategy include expansion of our framework, leveraging our strategic relationships with Ericsson and Microcell, building additional strategic partnerships, strengthening our mPresence(TM) brand through enhanced sales and marketing efforts, and strategic acquisitions.

EXPANSION OF PLATFORM

     mPresence(TM) is designed to be extendable in order to offer additional on-line services across a variety of protocols, applications, operating systems, networks and devices that have developed rapidly in recent years as a result of the convergence of wireless communications with the Internet. mPresence(TM) already supports short message service, wireless application protocol and wideband code division multiple access. We expect to further expand our reach by supporting additional devices and broadening our functionality by introducing new services, such as increased m-commerce capability and location-based services. We believe that the convergence of the Internet and wireless telecommunications will ultimately result in the "disappearance of the Internet," by which we mean that the term "Internet" will no longer be used to categorize services that now are Internet-based. We expect that the Internet as a communications platform will ultimately be taken for granted, much as electricity is today. We believe that a rapidly increasing number of devices and consumer electronics equipment will have Internet or IP addresses and will be integrated seamlessly to each other over wireless and fixed networks. We intend to capitalize on this growing trend in order to be a leading provider of technology and services in the new integrated mobile economy.

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LEVERAGING OF STRATEGIC RELATIONSHIP WITH ERICSSON

     The agreements that we have entered into with Ericsson have been crucial to our growth and continue to be significant to our future development. Pursuant to the terms of the agreements, Ericsson serves as an investor, customer, supplier and sales channel for our products and services. In turn, we serve Ericsson by being a technology provider, developer and sales agent.

ERICSSON AS INVESTOR

     Pursuant to a warrant and stock purchase agreement entered into in February 1999, Ericsson acquired 10,052,431 shares of our Series A Preferred stock. In November 2000, Ericsson acquired 5,069,271 shares of our Common Stock in connection with our acquisition of MCE Holding Corporation. On an as-converted basis and assuming conversion by all holders of Series A Preferred stock, Ericsson owned approximately 21.2% of our issued and outstanding common stock as of December 31, 2000. A nominee of Ericsson holds a seat on our Board of Directors.

ERICSSON AS CUSTOMER AND OZ AS TECHNOLOGY PROVIDER AND DEVELOPER

     On November 8, 2000, we entered into a general co-operation and development agreement with Ericsson. The agreement superseded the earlier document by the same name that the parties entered into in February 1999. Pursuant to this agreement, the companies agreed to cooperate in the area of Internet-based technologies, applications and services, including, but not limited to, development, testing, integration, marketing, sales, distribution, support and maintenance of solutions based on the technologies and services of each company. Under the terms of the agreement, as long as Ericsson owns shares representing 5% or more of our capital stock, we must inform Ericsson of any proposal to license or sell any of the technology covered in the agreement to any principal competitor of Ericsson. Ericsson may opt to enter into the proposed transaction on the same terms and conditions. The initial term of the agreement ends on December 31, 2003, but the agreement will be automatically renewed on a yearly basis unless terminated by written notice of either party.

     We entered into a specific co-operation and development agreement with Ericsson in February 1999, which is an agreement under the general co-operation and development agreement. Under the specific development and co-operation agreement, the companies formed a "virtual" company to jointly develop the product now known as iPulse(TM). Both companies contribute personnel to the project, both at the management and board level and in the day-to-day development work. However, we perform the development work on assignment from Ericsson and Ericsson's decisions prevail in cases of differences of opinion. Pursuant to the agreement, Ericsson is responsible for 95% of the expenses relating to sales and marketing and general and administrative costs, as well as 66% of customer support expenses, whereas we are responsible for 5% of any expenses relating to sales and marketing and general and administrative costs and 34% of customer support expenses. In addition, we are responsible for 100% of any expenses relating to the development of the application platform. Under the agreement, Ericsson receives 85% of revenues and we receive 15% of revenues from sales of iPulse(TM). The agreement is effective until December 31, 2001, and will then be automatically renewed for additional one-year periods, unless terminated by either party.

     There is no fixed maximum or minimum amount payable to us for our development work and services under the specific co-operation and development agreement. Rather, Ericsson has an internal budget that is determined partially by iPulse's(TM) success in the market. To the extent iPulse(TM) is successful, more funds may be allocated to its development. Conversely, funding may be reduced or eliminated if iPulse(TM) is unsuccessful. Ericsson and we have defined a product roadmap for iPulse(TM) for the next few years with specific product features and enhancements.

     OZ.COM Canada, our wholly owned indirect subsidiary that we acquired in connection with our acquisition of MCE Holding Corporation, entered into a specific co-operation and development agreement with Ericsson dated November 8, 2000, under which OZ.COM Canada will provide consulting and development services in the areas of mobile Internet applications for 3G mobile telephony platforms. The agreement gives us access to Ericsson's 3G laboratories and up to 6,000 hours of assistance from qualified 3G experts for testing of our 3G products. Under the agreement, minimum payments totaling $6 million over

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

two years will be made to OZ.COM Canada for development work and services, of which $2 million will be allocated to additional iPulse(TM) development. The agreement has a two-year term.

     As a result of the level of Ericsson's ownership in us at the inception of any specific development agreements between Ericsson Canada and OZ.COM Canada, all payments received from Ericsson Canada for research and development work under such agreements are not immediately recognizable as revenue according to generally accepted accounting principles. The expenses associated with our performance of these obligations to Ericsson Canada would be recognized as current research and development expenses and the payments from Ericsson Canada for the work performed would be characterized as deferred revenues on our balance sheet. We would recognize all of the deferred revenues as current revenues at the termination of the particular agreement under which we performed the work.

ERICSSON AS SUPPLIER

     We entered into a value-added license distribution agreement with Ericsson on November 1, 2000, which superseded the value-added reseller agreement entered into with Ericsson in February 2000. The agreement gives us unrestricted perpetual rights to offer iPulse(TM) as a hosted service to our mPresence(TM) customers in exchange for certain royalties. Either party to the agreement may terminate the agreement if the other party commits a material breach of its obligations under the agreement or if any of the representations of such other party are materially untrue, and such default is not cured within thirty days of notice of such breach. Notwithstanding the termination of the agreement, we will retain the right to provide hosting services based on the then current version of iPulse(TM). After November 2003, and provided all royalties due Ericsson under the agreement have been paid, Ericsson will no longer be able to terminate the agreement.

ERICSSON AS SALES CHANNEL


     Pursuant to the mPresence(TM) agency agreement also concluded with Ericsson on November 1, 2000, we granted Ericsson a nonexclusive right to promote our mPresence(TM) framework and our value-added services. In the absence of a contrary agreement with respect to any particular customer, we will pay to Ericsson 5% of the net sales price of any sales occurring as a result of a referral made by Ericsson or 15% of the net sales price if Ericsson concludes the sale as an agent. The agreement has a two-year term and will be automatically renewed for an indefinite period unless earlier terminated in accordance with its provisions. Joint marketing efforts for mPresence(TM) have been initiated and we intend to maintain these efforts in the future.


OZ AS SALES AGENT


     Pursuant to an iPulse(TM) agency agreement also concluded with Ericsson on November 1, 2000, we have obtained a nonexclusive right to promote iPulse(TM). In the absence of a contrary agreement with respect to any particular customer, we are entitled to receive 5% of the net sales price of any sales made by Ericsson as a result of a referral we may make or 15% of the net sales price if we conclude the sale as an agent. Any payments made to us under the agreement will be in addition to our 15% royalty payment under the specific co-operation and development agreement entered into with Ericsson on February 4, 1999. The iPulse(TM) agency agreement has a two-year term and automatically will be renewed for an indefinite period unless earlier terminated in accordance with its provisions. Joint marketing efforts for iPulse(TM) have been initiated and we intend to maintain these efforts in the future. We believe that our active participation in the distribution of iPulse(TM) will enable us to build up the base of iPulse(TM) end users more rapidly. We intend to be recognized as the co-developers of iPulse(TM) and to ensure that our brand is strongly associated with Ericsson in the marketplace.


IMPORTANCE OF RELATIONSHIP WITH ERICSSON

     Under the terms of our agreements with Ericsson, Ericsson is able to exert a significant amount of influence over us. The termination of our agreements or the failure to renew some or all of our agreements with Ericsson would have a material adverse effect on our business, operating results and financial condition. Through its control of the Series A Preferred stock, Ericsson has veto power with respect to matters requiring the approval of the holders of the Series A Preferred stock. Ericsson is able to maintain its level of ownership in us as a result of a right to purchase its pro rata portion of any of our securities offered by us until we make an initial public offering, which right was granted to it under the terms of the shareholder rights agreement among us, Ericsson, Skuli Mogensen, Gudjon Mar Gudjonsson and OZ Holdings LLC dated February 4, 1999. Under the shareholders rights agreement, the parties also have agreed to vote a sufficient number of shares in favor of a board nominee designated by Ericsson until we close an initial public offering. Ericsson Canada also acquired 5,069,271 shares of Common Stock on November 8, 2000, and is able to maintain its current level of ownership as a result of a right, with exceptions, to purchase its pro rata portion of any of our securities offered by us under a shareholder agreement among us, Ericsson Canada, Skuli Mogensen, and Gudjon Mar Gudjonsson dated November 8, 2000.


     Furthermore, the revenues received from Ericsson have been our primary source of revenues for the past two years, and are expected to be a source of a large percentage of all of our revenue. In fiscal year 2000, revenues from Ericsson accounted for most of our development revenues. We currently anticipate that revenues from Ericsson will constitute approximately 75% of our development revenues for 2001. Consequently, the termination of the specific co-operation and development agreement dated February 4, 1999 and the specific co-operation and development agreement dated November 8, 2000 with Ericsson would result in the loss of our main source of revenues. In addition, under the February 1999 specific co-operation and development agreement, Ericsson is able to make the final decision on all issues in the event of a dispute between us and Ericsson relating to iPulse(TM) development work. With respect to revenues to be received by us under the iPulse(TM) agency agreement for referrals to customers, Ericsson is able to decide whether to sell iPulse(TM) to a customer that is referred by us; we are only an agent and as such cannot accept orders or set pricing. Accordingly, we would lose a significant potential source of revenues if Ericsson did not accept our referrals or if the agreement were terminated. In addition, the volume of mPresence(TM) sales may be negatively affected if Ericsson no longer served as a sales channel under the mPresence(TM) agency agreement. In addition, although we may offer iPulse(TM) as a hosted service to our customers, iPulse(TM) may fail to achieve market penetration without Ericsson's marketing efforts, in which case we would not have a market for our products as developed to this date.

LEVERAGING OF STRATEGIC RELATIONSHIP WITH MICROCELL

     We have developed a strategic relationship with Microcell as a result of our acquisition of MCE Holding Corporation, which was formed as a strategic alliance between Ericsson and Microcell. Microcell had a 9.6% ownership interest in us as of March 31, 2001 (assuming conversion by all holders or Series A Preferred stock), and we expect that payments under the general co-operation and development agreement with Microcell will be a significant source of cash payments over the next three years. We also expect to gain from Microcell's experience as an operator in helping us define products and services that will meet the needs of other operators.

MICROCELL AS INVESTOR


     In connection with our acquisition of MCE Holding Corporation, Microcell acquired 11,405,860 shares of our Common Stock. We also entered into a shareholder agreement with Microcell and two of our directors and officers, Skuli Mogensen and Gudjon Mar Gudjonsson. This agreement gives Microcell the right to participate in any sales of our shares by either Mr. Mogensen or Mr. Gudjonsson and, with some exceptions, to purchase pro rata shares of our securities offered by us. In addition, Messrs. Mogensen and Gudjonsson have agreed to vote a sufficient number of our shares to enable a nominee of Microcell to sit on our board of directors.


     The acquisition agreement with Microcell grants Microcell the right, during the period from February 15, 2002 until April 15, 2002, to require us to repurchase the 11,405,860 shares delivered to Microcell Capital II, Inc. in connection with the acquisition at the price of $4,500,000, if prior to February 15, 2002, we fail to complete a firmly underwritten public offering pursuant to a registration statement under the Securities Act, or a public offering in which our shares are listed or designated for trading on any "designated offshore securities market" as such term is defined in Regulation S under the Securities Act, which offering, in either case, results in a market capitalization of not less than $225 million.

MICROCELL AS CUSTOMER AND OZ AS TECHNOLOGY PROVIDER AND DEVELOPER

     In connection with the acquisition, OZ.COM Canada and Microcell entered into a general co-operation and development agreement on November 8, 2000 pursuant to which Microcell committed to purchasing $9 million in consulting and development services and technology licenses during the three-year term of the agreement. OZ.COM Canada will have full ownership of the products developed under the agreement and their related intellectual property rights. However, if the products are unrelated to OZ.COM Canada's product offerings or if the products are completed by Microcell as a result of OZ.COM Canada's breach of the agreement, Microcell will own the product and its related intellectual property rights, with OZ.COM Canada retaining the right to use, sell and distribute the product outside of Canada for three years. Microcell will have a license to use, sell and distribute all products developed under the agreement. The license will be royalty-free, except that Microcell will pay to OZ.COM Canada 10% of Microcell's net revenues attributable to the sale or license of the products during the three-year term after the commercial launch of such products. OZ.COM Canada will pay to Microcell 10% of all of OZ.Canada's net revenues attributable to the sale or license of products developed under the agreement during the three-year term following the commercial launch of such products.

     OZ.COM Canada also concluded a specific development and consulting agreement with Microcell on November 8, 2000 pursuant to which OZ.COM Canada granted to Microcell a non-exclusive, non-transferable, non-revocable license to use iPulse(TM) 1.5 on the terms and conditions set forth in the agreement. Except for the revenue sharing payments required to be paid to us by Microcell under the general co-operation and development agreement with Microcell dated November 8, 2000, the license is royalty-free. Ericsson had granted to MCE Holding Corporation the right to license iPulse(TM) 1.5 and agreed to the assignment of this right to OZ.COM Canada.

     As a result of the level of Microcell's ownership in us at the inception of the agreements with Microcell, all payments received from Microcell under such agreements are not immediately recognizable as revenue according to generally accepted accounting principles. In the fourth quarter of 2000, we received payments of $1 million for consulting services under the general co-operation and development agreement with Microcell and $750,000 for development work rendered to Microcell under the specific development and consulting agreement that was not recognized as revenue. The expenses associated with our performance of this work have been recognized as cost of revenues in the case of the payment for consulting services and as research and development expenses in the case of development work, and the payments from Microcell for the work performed have been characterized as deferred revenues on our balance sheet. We will recognize all of the deferred revenues as current revenues at the termination of the particular agreement under which we perform the work.

BUILDING ADDITIONAL STRATEGIC PARTNERSHIPS

     In addition to our strategic relationships with Ericsson and Microcell, we are currently seeking to enter into strategic relationships with large participants in the Internet and wireless telecommunications markets, as well as with smaller, emerging participants and third-party developers. We intend to concentrate on the communications and commerce technology components of mPresence(TM) and to use strategic relationships or licensing arrangements to access the best of end-user solutions from leading Internet software developers.

STRENGTHENING THE MPRESENCE(TM) BRAND THROUGH ENHANCED SALES AND MARKETING
EFFORTS

     For the balance of 2001 we intend to commit our existing sales resources primarily to support Ericsson market units in the sale of iPulse(TM) licenses to wireless network operators. We intend to begin promoting the mPresence(TM) brand more aggressively to wireless network operators and Internet businesses in the beginning of 2002, and intend to increase our sales and marketing expenditures significantly. Our enhanced sales and marketing efforts will include advertising, public relations, tradeshows, participation in major conferences, and online marketing. We will also target enterprise customers indirectly through partnerships with application service providers and other service providers. See "Sales and Marketing." Our branding program focuses on ensuring integrity and recognition for our vision of mobilizing customers, partners and technology contemporaries to wireless services.

STRATEGIC ACQUISITIONS

     Through acquisitions, we aim to reduce time-to-market when either introducing new services or entering a new market. Our strategy is to leverage our experience to identify companies that have complementary technology, resources, products or service offerings. We cannot be certain, however, that we will be able to acquire these companies or to integrate them successfully into our business. When evaluating new technologies and services to build into our own products and services offering, we plan not only to license third-party technology, but also to pursue opportunities for strategic investments.

     On November 8, 2000, we completed an acquisition of all of the outstanding voting capital stock of MCE Holding Corporation. MCE Holding Corporation was a strategic alliance between Microcell and Ericsson formed to hold all of the issued and outstanding capital stock of 3044016 Nova Scotia Company, a recently organized company based in Montreal, Canada that was formed to develop mobile Internet applications for network operators in Canada. The name of 3044016 Nova Scotia Company was changed to OZ.COM Canada Company following the closing of the transaction. The transaction was closed pursuant to two share exchange agreements dated November 8, 2000 between us and each of Microcell and Ericsson as the former stockholders of MCE Holding Corporation.

     The acquisition was structured as a stock-for-stock exchange in which we issued an aggregate of 16,475,131 shares of our common stock to Microcell and Ericsson in exchange for all of the issued and outstanding stock of MCE Holding Corporation. Total consideration given, including direct acquisition costs, aggregated approximately $18.4 million. We have accounted for the acquisition using the purchase method of accounting. MCE Holding Corporation and 3044016 Nova Scotia Company had no operations prior to the acquisition. The excess of the purchase price over the estimated fair value of tangible net assets acquired amounted to approximately $16.4 million, with $15.5 million attributable to goodwill and $0.9 million attributable to a fully paid-up iPulse(TM) 1.5 license for the benefit of Microcell and its affiliates. We are amortizing the goodwill on a straight-line basis over an estimated useful life of 5 years and the iPulse(TM) 1.5 license on a straight-line basis over an estimated useful life of
3.5 years. The acquired assets consist of licensed technology and cash to be used in the business of developing and marketing Internet application technology for wireless service providers.

SALES AND MARKETING

     As of April 30, 2001, we had 5 persons in sales and 1 person in marketing based in the United States, and 8 persons in sales and 3 persons in marketing based in Europe. We feel that we are at approximately the right level in the area of sales and marketing for current market conditions and do not expect to expand this group significantly over the next twelve months. In addition, we have a joint marketing and distribution relationship with Ericsson.

SALES

     We presently have established sales offices in San Diego, Stockholm and Reykjavik. Each sales office is responsible for mPresence(TM) sales in its assigned geographic areas and will work alongside Ericsson in selling iPulse(TM) when applicable.

     We believe that our success depends in large part on our ability to increase sales of our products and services through value-added resellers and other indirect distribution channels. We will approach potential customers as partners, introducing them to a business concept with new revenue streams, increased customer loyalty and increased brand recognition.

     We will offer our value-added services to our customers on a fixed-price per user basis and also on a revenue-sharing basis. The revenue-sharing structure includes a fixed component along with a percentage of the revenues derived from various end-user services, such as increased short message service and airtime usage and advertising.

MARKETING

     Our corporate marketing objectives focus on ensuring integrity and recognition for our vision of mobilizing customers, consumers, partners and technology contemporaries to embrace wireless services. Programs will initially span both European and North American markets. Our future success in marketing requires that objectives be prioritized in corporate communication, including achieving industry and market recognition for our company as a leading expert and pioneer of presence enabled communication services, making mPresence(TM) a highly regarded mobile Internet service offering among wireless network operators, ensuring that we are recognized as a co-developer of iPulse(TM), supporting our ability to attract and retain highly skilled and experienced professionals, and expressing our dynamic and internationally diverse company culture.

     We are not currently investing heavily in corporate communication programs because of our short-term focus on supporting Ericsson's sales of iPulse(TM). However, we expect to begin dedicating significant resources to the promotion of mPresence(TM) by early 2002.

     Corporate marketing activities are intended to build on our strategic partnership with Ericsson. Our plan is that our association with the globally recognized Ericsson brand will bring greater market exposure to our innovations in mobile Internet technology and services. We intend to collaborate and partner closely with Ericsson in joint marketing programs for iPulse(TM) that include public relations, customer account marketing, worldwide tradeshow participation and any other applicable marketing activities. We believe that the market success of iPulse(TM) is a key priority of our marketing objectives. With industry and customer acceptance of iPulse(TM), we hope to expand on our business opportunities for mPresence(TM) and our value-added services.

     Independently, we participate in selected industry and technology related events and conferences in order to increase our visibility and our technology, addressing topics such as wireless Internet, presence management, wireless application protocol, intelligence of IP networks and security. We also intend to participate in co-marketing efforts with our customers to promote mPresence(TM) services in the marketplace.

CUSTOMERS

     We are focusing nearly all of our current efforts on mobile operators and virtual mobile network operators. Our sales strategy is to target the established major mobile operators mainly through the Ericsson sales channel but also to market directly to virtual mobile network operators. Although we believe that Internet businesses such as portals and e-commerce sites are likely customers of our products and services, we believe our limited resources are better spent selling to mobile operators, especially those that have already acquired an iPulse(TM) license from Ericsson.

MOBILE OPERATORS

     An important element in our strategy is to compliment Ericsson's sales of iPulse(TM) to mobile operators. In conjunction with Ericsson's sales efforts, we are able to offer:

     - Initial hosting or extended hosting of iPulse(TM) reducing the time-to-market for either a commercial trial or a commercial launch.

     - Value-added services that are already integrated onto and into the iPulse(TM) platform to some extent as a part of the mPresence(TM) offering and that provide a unified value for the mobile operator and its customers.

VIRTUAL MOBILE NETWORK OPERATORS

     Virtual mobile network operators are new market entrants that require immediate competitive advantages. These customers basically offer all services traditionally offered by mobile operators, but buy the network access from established mobile operators. These customers, however, need services and solutions that are hosted and managed for them and, more importantly, are driven by an effort to differentiate themselves in the marketplace. The substantial costs of licenses for third generation mobile telephony platforms will further enable this market because holders of such licenses look towards selling network access to various participants in the wireless market.

COMPETITION

     The market for our products and services includes a large number of participants, is subject to rapid changes and is highly competitive. Although no competitor offers exactly the same type of wireless Internet solution as ours, our competitors currently offer or have the potential to offer either a total end-user solution to wireless network operators and Internet businesses or compete with various components of the mPresence(TM) solution. In addition, our clients and strategic partners may eventually offer products or services that directly compete with those we offer. We expect to compete primarily on the basis of time-to-market, functionality, quality, price and breadth of product and service offerings. Our current and potential competitors include the following:

     - Infrastructure and service providers. Companies that provide browsers for digital mobile phones and the infrastructure to link devices to network service providers and provide advanced presence management applications, such as Openwave and Jabber.com, are positioning themselves for the growth of wireless data services.

     - Instant messaging providers and Internet portals. Instant messaging providers such as AOL offer a total solution for messaging and information services with its ICQ and AOL Instant Messenger Services. Microsoft's Mobile Explorer platform is expected to offer an integrated mobile MSN messenger in the future and Yahoo! and Exite@Home also intend to offer their users total solutions for mobile instant messaging and information services.

     - Wireless service providers. Companies offering wireless data services such as e-mail, calendar access, aggregation of content and a mobile e-commerce platform include InfoSpace.com and Wireless Knowledge (a joint venture between Qualcomm and Microsoft).

     - Telecommunications operators. Companies such as Sonera, through its affiliate Sonera Zed are developing mobile portal solutions with functionality that, partially resembles that of our product offering.

     - Mobile equipment manufacturers. Nokia and others are developing and marketing server, browser and application software products that may compete with our product and service offering. These companies already sell billions of dollars worth of mobile handsets and other telecommunications products to wireless service providers, which are our existing and potential customers.

     In contrast to the services offered by many of our competitors, our value-added services are fully owned and branded by the wireless network operators and Internet businesses, which gives them total control over their subscriber base and customers. Many of our competitors, however, claim end-user ownership to various extents. We believe that this distinguishes us from these competitors.

RESEARCH AND DEVELOPMENT

     Our future success depends on a number of factors, including our ability to identify and respond to emerging technological trends in the target markets, to develop and maintain competitive products, to enhance existing products by adding features and functionality that differentiate them from those of our competitors, and to bring products to market on a timely basis and at competitive prices. As a result, we intend to continue to invest significantly in research and product development of applications that further provide us with a unique position in the market based on the underlying intelligent functionality of the mPresence(TM) framework and iPulse(TM). We are attempting to reduce some of our risk in the area of research and development by working with key customers such as Microcell to develop product concepts and then to develop commercial versions of those concepts with the understanding that the key customers will implement them. We invested approxi-mately $0.5 million and $3.2 million in research and development in 1999 and 2000, respectively, none of the cost of which was borne directly by our customers.

PRODUCT DEVELOPMENT

     Following the strategic approval and key customer validation of research projects concerning software development, and appropriate preparation by product marketing and product management, projects are finalized by the engineering unit. The engineering unit undertakes system management, configuration management and testing. System management is responsible for keeping total system design both sound and complete. Configuration management is responsible for identification of software items, controlling changes to them throughout the software life cycle and managing releases of the items. Configuration management is also responsible for defining and implementing company-wide configuration processes according to international standards and best practices. Testing is performed in our test lab. The testing group verifies all requirements against the deliverable product.

     Project teams are formed for each software development project, with a team leader responsible for resource allocation, deadlines and the overall progress of each project. We make an effort to outsource well-defined projects to qualified and pre-approved partners. In such cases, we also appoint a dedicated team leader responsible for relations to the partner and project progress. The delivery of finished products involves system integration that consists of customer-oriented project teams performing the consulting and custom software development required by individual customers deploying our solutions. As such, each project is typically shorter than a core technology development and makes use of our rapid development processes. Systems operations concern the administration of the hosted services, installations and customer support.

RECRUITING AND RETENTION

     As of January 31, 2001, we had approximately 181 full time employees, of whom 7 were located in the United States, 101 were located in Iceland, 36 were located in Montreal and 37 were located in Sweden. Twelve of the employees located in Iceland are members of trade unions, including the Iceland Commerce Union, the Union of Electricians, the Graphic Designer Union and the Iceland Naturalists Union. Eleven of the employees located in Sweden are members of trade unions.

     Our success will largely depend on our ability to attract, identify, recruit, hire, professionally develop and retain highly qualified employees. Competition for such personnel is intense, and we may not be able to retain our senior management or other key personnel in the future.

     We work to ensure that recruiting efforts do not negatively impact the nurturing of current employees and their working environment. The Chief Operating Officer is responsible for developing recruitment strategies and retention programs, while departmental directors are responsible for filling open positions in their local departments. Local administration directors are responsible for surveying job satisfaction levels, employee development and employee-related services in each office.

     We have established a stock option program and a competitive compensation program to attract new personnel. See "Management -- Employee Stock Option Plan and Stock-based Compensation."

INTELLECTUAL PROPERTY RIGHTS

     Our success depends significantly upon our proprietary technology. To protect our proprietary rights, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties and protective contractual provisions. All of our employees are subject, either by contract or statute, to confidentiality and non-use restrictions that transfer certain rights they may have in copyrightable works or patentable technologies to us. In addition, prior to entering into discussions with potential affiliates regarding our business and technologies, we generally require that such parties enter into a nondisclosure agreement with us. If these discussions result in a license or other business relationship, we also generally require that a written agreement be made setting forth the parties' respective rights and obligations, including provisions for the protection of our intellectual property rights.

     We own the technology upon which iPulse(TM) was developed, while the iPulse(TM) trademark and the rights to the iPulse(TM) application are the property of Ericsson. We have applied for registration of the mPresence trademark as well as various other trademarks in the United States and Europe and we own several domain name registrations including our company name and related products. Suites of mobile concepts relating to mPresence(TM), such as MCOMMERCE and MBUSINESS, are the subjects of pending trademark registrations. We will seek to register additional service marks and trademarks, as appropriate. However, we may not be successful in obtaining the service marks and trademarks for which we have applied.

     We have filed several patent applications that are pending and relate to innovative solutions including server, audio and agent technology relating to the Internet and multi-user technologies. Additional patent applications are in preparation on other features of our technology. We have instituted an employee incentive program for patent filing and anticipate increased patent application activity in the future. However, patents with respect to our technology may not be granted, and, if granted, patents may be challenged or invalidated. In addition, issued patents may not provide us with any competitive advantages and may be challenged.

     Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products or services or obtain and use information that we regard as proprietary. The laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following discussion of our financial condition and results of operations in respect of the years ended December 31, 1997, 1998 and 1999 and the three months ended March 31, 1999 and 2000 should be read in conjunction with the Audited Consolidated Financial Statements and the Unaudited Consolidated Interim Financial Statements. This discussion is as of May 24, 2001. Readers should review our subsequent filings with the Securities and Exchange Commission for more current discussions and analyses of our financial condition and results of operations.

RESTATEMENT

     Subsequent to the issuance of our consolidated financial statements for the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000, our management determined that the fair value of certain warrants issued should have been allocated to additional paid-in capital, certain previously recognized license revenue should have been amortized, and accrued interest expense related to the conversion of bonds payable to common stock should have been recognized as additional paid-in capital rather than a reduction in interest expense. As a result, the consolidated financial statements for the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000 have been restated from amounts previously reported.

     The effects of the restatement for the year ended December 31, 1999 and for the three months ended March 31, 1999 and 2000 are presented in notes 17 and 5 of the notes to the consolidated financial statements for the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000, respectively, and have been reflected herein.

OVERVIEW

     Since beginning operations in December 1995, we have devoted substantially all of our resources to developing our multi-user communications platform, first in the context of three-dimensional ("3D") online environments, and since 1997, primarily in the context of wireless telecommunications networks. From inception through December 31, 1999 we raised total equity capital of $27.9 million and had an accumulated deficit of $13.2 million. We began to receive revenues from sales of services in September 1996 and are continuing to operate at a deficit. We expect the operating deficit to continue and to increase over at least the next twelve months as we incur increasing levels of expense to support growth. We believe that our historical operating results are not indicative of future performance for the following reasons, among others:

     - Our historical revenues have come from development contracts for 3D environments in earlier years and more recently for the development of iPulse(TM) under an agreement with Ericsson, but this will change as we begin selling iPulse(TM) and mPresence(TM) services directly to customers; and

     - We have recently emerged from the development stage and anticipate substantial increases in the number and size of customer orders and revenues from operations.

     Although we expect substantial growth in both revenues and expenses, we anticipate that increases in expenses will occur more rapidly than corresponding increases in revenues. Also, while we are committed, at least in the short term, to substantial increases in expenses, we cannot be certain that revenues will increase correspondingly. Like many companies attempting to build an Internet-based business, we expect over at least the next year and for an indeterminate period of time thereafter to follow a strategy of establishing market share by making expenditures for marketing and infrastructure development that exceed current revenues.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated income statement data, expressed as a percentage of revenues, for the periods indicated:

                                                        YEAR ENDED       THREE MONTHS ENDED
                                                       DECEMBER 31,           MARCH 31,
                                                     ----------------    -------------------
                                                     1998     1999(1)    1999(2)     2000(2)
                                                     -----    -------    --------    -------
                                                                 (% OF REVENUES)
INCOME STATEMENT DATA:
Revenues...........................................  100.0     100.0       100.0      100.0
Operating expenses:
  Cost of sales....................................   50.0      72.0        84.9       55.2
  Sales and marketing expenses.....................   30.0      41.9        29.7       36.7
  General and administrative expenses..............   50.1      49.1        80.0       68.0
  Research and development.........................   10.8      10.6         9.1       13.2
Total operating expenses...........................  141.0     173.6       203.7      173.0
Operating loss.....................................  (41.0)    (73.6)     (103.7)     (73.0)
Loss before income taxes...........................  (44.0)    (63.8)     (112.5)     (72.5)
Net loss...........................................  (44.0)    (63.8)     (112.5)     (72.5)

---------------

(1) As restated; see Note 17 to the consolidated financial statements for the year ended December 31, 1999.

(2) As restated; see Note 5 to the consolidated financial statements for the three months ended March 31, 1999 and 2000.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

     REVENUES. Our revenues increased 11.6% to $4,597,095 in 1999 from $4,119,815 in 1998. The increase is primarily the result of an increase in development revenues from Ericsson. Revenues from Ericsson increased 11.5% to $3,988,390 in 1999 from $3,577,348 in 1998.

     COST OF SALES. Our cost of sales increased 60.7% to $3,309,870 in 1999 from $2,059,389 in 1998. The increase is the result of an increase in costs related to development work for Ericsson. Costs related to development work for Ericsson increased primarily as a result of additional resources employed in the development work.

     COST OF RESEARCH AND DEVELOPMENT. Our cost of research and development increased 9.2% from $446,212 in 1998 to $487,388 in 1999. The increase is primarily the result of research and development expenses related to the Ericsson development work as well as research and development in the area of on-line training, that led to the establishment of the subsidiary SmartVR Inc. in November 1999. Our research and development costs are comprised primarily of salaries and consulting fees.

     SALES AND MARKETING EXPENSES. Our sales and marketing expenses increased 55.7% to $1,924,807 in 1999 from $1,236,314 in 1998. The increase is primarily the result of the establishment of sales offices in Boston, Massachusetts and Stockholm, Sweden, the hiring of additional sales people in all offices, and the initiation of a focused sales and marketing campaign in connection with iPulse(TM). Expenses related to sales and marketing for iPulse(TM) were $278,467 in 1999. No sales and marketing expense for iPulse(TM) was recognized in 1998.

     GENERAL AND ADMINISTRATIVE EXPENSES. Our general and administrative expenses increased 9.2% to $2,256,542 in 1999 from $2,065,788 in 1998. The increase is primarily the result of the relocation of our United States headquarters from San Francisco to Boston.

     OPERATING LOSS. Our operating loss increased 100.3% to $3,381,512 in 1999 from $1,687,888 in 1998. The increase is primarily the result of an increase in all operating expense categories, which were not offset by a proportional increase in revenues. This increase in operating expenses is primarily the result of our strategy to simultaneously accelerate research and development of the mPresence(TM) product and the build up of sales and marketing resources in anticipation of the launch of mPresence(TM).

     INTEREST INCOME (EXPENSE), NET. Our interest income, net was $318,573 in 1999 compared to net expense of $134,637 in 1998. The increase is primarily the result of an increase in cash holdings as a result of capital investments by Ericsson during 1999 in the aggregate amount of $13,068,160.

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999

     REVENUES. Our revenues increased 100.5% to $1,762,065 in the three months ended March 31, 2000 from $878,808 in the three months ended March 31, 1999. The increase is primarily the result of an increase in development revenues from Ericsson. Revenues from Ericsson increased 124.7% to $1,734,551 in the three months ended March 31, 2000 from $771,952 in the three months ended March 31, 1999.

     COST OF SALES. Our cost of sales increased 30.5% to $973,367 in the three months ended March 31, 2000 from $746,148 in the three months ended March 31, 1999. The increase is primarily the result of an increase in development work for Ericsson.

     SALES AND MARKETING EXPENSES. Our sales and marketing expenses increased 147.4% to $646,157 in the three months ended March 31, 2000 from $261,151 in the three months ended March 31, 1999. The increase is primarily the result of the establishment of sales offices in Boston, Massachusetts and Stockholm, Sweden, the hiring of additional sales people in all offices, and the initiation of a focused sales and marketing campaign in connection with both the iPulse(TM) and mPresence(TM) products.

     GENERAL AND ADMINISTRATIVE EXPENSES. Our general and administrative expenses increased 70.3% to $1,197,543 in the three months ended March 31, 2000 from $703,228 in the three months ended March 31, 1999. The increase is primarily the result of the establishment of new offices in Boston, Massachusetts and Stockholm, Sweden, the hiring of management in all offices, and added costs associated with preparing for a public offering of our shares.

     RESEARCH AND DEVELOPMENT. Our research and development cost increased 191.3% to $231,859 in the three months ended March 31, 2000 from $79,597 in the three months ended March 31, 1999. The increase is primarily the result of research and development expenses related to mPresence(TM) as well as research and development in the area of online training (related to the subsidiary SmartVR) and music awareness solutions, which led to the establishment of the subsidiary Ozmo.com in February 2000.

     OPERATING LOSS. Our operating loss increased 41.2% to $1,286,861 in the three months ended March 31, 2000 from $911,316 in the three months ended March 31, 1999. The increase is primarily the result of an increase in all operating expense categories, which were only partially offset by a proportional increase in revenues. This increase in operating expenses is primarily the result of our strategy to simultaneously accelerate research and development of the mPresence(TM) product and the build up of sales and marketing resources in anticipation of the launch of mPresence(TM).

     INTEREST INCOME (EXPENSE), NET. Our interest income, net was $97,814 in the three months ended March 31, 2000 compared to net expense of $40,768 in the three months ended March 31, 1999. The increase is primarily the result of an increase in cash holdings as a result of capital investments by Ericsson during the second and fourth quarters of 1999 in the aggregate amount of $13,068,160.

     OTHER INCOME (EXPENSE), NET. Our other expense, net was $89,050 in the three months ended March 31, 2000 compared to net expense of $36,376 in the three months ended March 31, 1999. The increase is primarily the result of changes in US dollar currency exchange rates in comparison with European currencies.

LIQUIDITY AND CAPITAL RESOURCES

     From December 31, 1998 to December 31, 1999, our total assets increased from $3,170,424 to $17,634,137, total liabilities decreased from $4,248,859 to $1,699,479, redeemable convertible preferred stock increased to $13,068,160 and total shareholders' equity (deficit) increased from ($1,078,435) to $2,866,498. The increases in total assets, redeemable convertible preferred stock and total shareholders' equity, and the decrease in total liabilities resulted from the Ericsson financing, a private equity financing in Iceland and the conversion of the convertible bonds issued in 1998 into shares of common stock.

     Our primary liquidity needs are for working capital, capital expenditures, acquisitions and investments, and, to a lesser extent, debt service. Our primary sources of liquidity are cash flows from operations and issuances of stock.

     Net cash used in operating activities was $763,839 for the three months ended March 31, 2000, compared to $159,824 for the same period in 1999. The increase in net cash used in operating activities in 2000 was due primarily to increased working capital needs related to our growth.

     Our working capital at March 31, 2000 was $13,028,536 compared to $14,666,634 at December 31, 1999. Working capital as of March 31, 2000 was comprised of $12,622,995 million in cash, $1,705,719 in accounts receivable, and $317,159 in other current assets, net of $1,617,337 in current liabilities. As of December 31, 1999, our working capital was comprised of $13,603,592 million in cash, $1,414,272 in accounts receivable, and $406,232 in other current assets, net of $957,462 in current liabilities.

     During the quarter ended March 31, 2000, we invested $401,326 primarily in computer systems for employees and an iPulse(TM) network system (we call this an "iPulse(TM) cluster") in Boston to support revenue growth. This first iPulse(TM) cluster will be used to in the delivery of our mPresence(TM) services in North America. We expect to continue to spend significant amounts on computer systems for both new employees and new iPulse(TM) clusters as we continue to grow aggressively.

     Through our Icelandic subsidiary, OZ hf., we have outstanding long-term notes payable to Bunaoarbanki Islands, an Icelandic bank, and to the seller of our building at Snorrabraut 54 in Reykjavik, Iceland. We have pledged our building as collateral for these loans. The amount due on these loans at December 31, 1999, is approximately $530,000. The loans accrue interest at rates between 6.0% and 7.35% per annum. We currently have no working capital line of credit or similar credit facility.

     In February 1999, we entered into a Stock and Warrant Purchase Agreement with Ericsson Inc. under the terms of which Ericsson Inc. had the right to purchase up to 10,052,431 shares of Series A Preferred stock at $1.30 per share.


     In March and May of 1999, we sold and issued to Landsbref-ahaettustyring, an Icelandic security house, and Fjarfestingarbanki Atvinnulifsins, an Icelandic investment bank, an aggregate of 2,000,000 shares of Common Stock at a gross amount of $1.90 per share and received cash totaling $3,510,000, which was net of a discount.


     In June 1998 we sold and issued a series of convertible bonds to fourteen Icelandic institutional investors, consisting of an insurance company, a privately held company, capital funds, pension funds, security houses and an investment bank, in consideration for an aggregate of $2,500,000. The convertible bonds could be converted at the election of the bondholder any time prior to June 1, 1999 for that number of shares equal to the face value of the bond, divided by $0.65. Prior to June 1999, all of the holders of the convertible bonds converted their bonds into an aggregate of 3,846,150 shares of Common Stock at a value of $0.65 per share.

     In June 1999, Ericsson exercised a portion of its warrant by purchasing 4,769,231 shares of our Series A Preferred Stock for total cash consideration of $6,200,000.

     In October 1999, Ericsson exercised the balance of its purchase rights by purchasing 5,283,200 shares of our Series A Preferred Stock for total cash consideration of $6,868,160.

     We may seek additional debt or equity financing through public or private placements of our securities. We cannot be sure that any such financing will be obtained or, if obtained, will be adequate to meet our needs.

     We currently plan to expand aggressively by hiring additional people in all segments of our operations, particularly in research and development, sales and corporate development, by acquiring capital assets and inventory for use in our business and by opening new offices in strategic locations. We believe that our operating requirements for the next 12 months will be funded from cash from operations and cash reserves. We may revise our plans in response to future changes in the mobile communications industry in general and the demand for our services in particular, our results of operations, our other capital requirements and other relevant factors. We also intend to expand by making strategic acquisitions of businesses or assets and we are currently in discussions that may result in our acquiring one or more businesses. We believe that we will likely fund any such acquisition through the issuance of debt or additional equity securities.

MARKET RISK DISCLOSURE

     During the year ended December 31, 1999 and the three months ended March 31, 1999 and March 31, 2000, we billed and collected in U.S. dollars. To the extent possible, cash is held in interest bearing U.S. dollar accounts. Funds are transferred from these accounts and converted to local currencies (primarily Icelandic and Swedish Krona) as necessary to pay local operating expenses. Accordingly, we are exposed to risks in changes in foreign currency exchange rates. For financial reporting purposes, assets and liabilities of our foreign subsidiaries, whose functional currency is the local currency, are translated at exchange rates prevailing at the end of the period. OZ hf., our Icelandic subsidiary, carries on its financial statements an intercompany loan that is payable to us in U.S. dollars. If the U.S. dollar currency exchange rate increases relative to the Icelandic krona, then the principal amount of this intercompany loan on our subsidiary's financial statements will increase. Likewise, if the U.S. dollar currency exchange rate decreases relative to the Icelandic krona, then the principal amount of this intercompany loan on our subsidiary's financial statements will decrease. Any difference in the carrying value of this liability at the end of an accounting period, $148,682 at December 31, 1999, is included in foreign currency exchange gain (loss) on the consolidated statements of operations. Revenues and expenses are translated at the average rates of exchange prevailing during the period. Adjustments resulting from translating the financial statements of foreign subsidiaries ($56,886 and $87,808 at December 31, 1999 and March 31, 2000, respectively) are included in accumulated other comprehensive income, which is reflected as a separate component of shareholders' equity.

     We have borrowed funds in Iceland, which are secured by our facility at Snorrabraut 54, Reykjavik. While the interest rates on these loans are fixed, the original principal balance is adjusted monthly for fluctuations in the Icelandic consumer price index, in accordance with the terms of the note agreement. Accordingly, we are exposed to risks in changes in the Icelandic consumer price index, which tends to rise quickly in inflationary economic conditions. The change in the consumer price index during 1999 was 5.6%.

INCOME TAXES

     At December 31, 1999 we had net operating loss carryforwards of approximately $12,400,000, $5,900,000, and $100,000 for federal, state and Icelandic income tax purposes, respectively. Unless we utilize these beforehand to offset future taxable income, if any, these carryforwards will expire from year 2001 through 2013.

IMPACT OF PRICING, INFLATION AND SEASONALITY

     The pricing of our products and services is primarily a function of the perceived need for our products and services, the availability of competitive products or services, the presence of competition for end-users within a particular market and the degree of acceptance of the mobile phone as an entertainment and commercial transaction device. Our pricing model for mPresence(TM) will in many cases be based on a revenue sharing model in which we will take a percentage of revenues resulting from each end-user using the various services or being exposed to advertisements. Our future revenues are therefore largely dependent on the number of subscribers to the wireless network operators or Internet businesses that utilize our products and services. We are not able to make reliable estimates as to the rate of adoption by the subscribers of the particular services offered through our products. It is therefore difficult to predict the size of our future revenues and these future revenues will be largely dependent on the number of subscribers to the wireless network operators or Internet businesses, in general, and the subscription to the services offered through our products, in particular. The price that subscribers will be willing to pay for these services is also difficult to estimate.

     We believe that inflationary trends had no material impact on the results of our operations during the year ended December 31, 1999.

     Our revenues and operating results are expected to vary, sometimes substantially, from quarter to quarter. Quarterly revenues and operating results may fluctuate as a result of a variety of factors, including:

     - the timing of large transactions,

     - an estimated initial sales cycle of six to nine months,

     - the proportion of revenues attributable to revenue-sharing or fixed per end-user fees versus revenues from software sales,

     - changes in the level of operating expenses,

     - the utilization rate of our development services employees,

     - demand for our products and services,

     - the introduction of new products and product enhancements by us or our competitors,

     - changes in customer budgets,

     - competitive conditions in the industry, and

     - general economic conditions.

     Further, the purchase of our products and services often involves a significant commitment of capital by our customers with the attendant delays frequently associated with large capital expenditures and authorization procedures within an organization. Accordingly, the sales cycles for our products and services are typically lengthy, with an estimated initial sales cycle of six to nine months, and subject to a number of significant risks over which we have little or no control, including our customers' budgetary constraints and internal authorization reviews.

     In addition, we expect our quarterly operating results to be subject to certain seasonal fluctuations. Our revenues and operating results are typically lower in its first fiscal quarter than the remainder of the year. In addition, our third fiscal quarter includes the months of July and August, when billable service activity by professional staff, as well as purchase decisions by customers, are reduced due to summer vacation schedules.

ITEM 3. DESCRIPTION OF PROPERTY

     We maintain offices at (1) Snorrabraut 54 and Snorrabraut 56, IS-105, Reykjavik, Iceland, (2) Drottninggatan 82, Stockholm, Sweden, (3) 9820 Towne Centre Drive, San Diego, California and (4) Windsor Station, Room 150, 1100 de La Gauchetiere West, Montreal, Canada. We own the facility at Snorrabraut 54, Iceland and rent all the other offices from unaffiliated parties. We have pledged the Snorrabraut building as collateral for outstanding loans. The amount due on these loans was $450,000 at December 31, 2000. Our subsidiary, SmartVR, Inc., maintains an office at Skipholt 50b, IS-105 Reykjavik, Iceland.

     The rent for the Snorrabraut 56, Iceland office, which consists of 451.7 square meters, is ISK 333,200 per month ($3,945 at December 31, 2000), subject to monthly adjustment in accordance with the price-index for housing in Iceland. The lease terminates on November 1, 2004.

     The rent for the Sweden office, which consists of 486 square meters, is SEK 460,950 per quarter ($47,714 at December 31, 2000). The term of the lease is from April 1, 2000 to September 30, 2003.

     The rent for the United States office, which consists of approximately 1,500 square feet, is $4.30 per square foot per month on a full service gross basis, including Internet connectivity. The term of the lease expires on December 31, 2001.

     The rent for the Canada office, which consists of approximately 18,500 square feet, is (CAN) $1.25 ($0.83 at December 31, 2000) per square foot per month on a full service gross basis. The term of the lease expires on April 30, 2011.

     The rent for SmartVR, Inc.'s office, which consists of approximately 224.17 square meters, is 194,369 ISK per month ($2,301 at December 31, 2000). The term of this lease expires on September 1, 2007.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following tables set forth the number of shares and percent of our outstanding Common Stock and Series A Preferred stock beneficially owned as of March 24, 2000, by each person known to our Board of Directors to be the beneficial owner of 5% or more of the outstanding shares of our Common Stock and/or Series A Preferred stock, each Director, each Named Officer, and all Directors and Executive Officers as a group.

                                  COMMON STOCK


                                                                   AS OF MARCH 24, 2000
                                                         -----------------------------------------
                                                                            SHARES      PERCENTAGE
                                                            SHARES        ACQUIRABLE      OF ALL
                                                         BENEFICIALLY     WITHIN 60       COMMON
         NAME AND ADDRESS OF BENEFICIAL OWNER               OWNED         DAYS(1)(2)     STOCK(3)
         ------------------------------------            ------------     ----------    ----------
Titan Holdings, Skuli Mogensen(4)......................   18,597,000(5)            0      26.65%
OZone Ventures, Gudjon Mar Gudjonsson(4)...............   34,597,000(6)      100,000      49.50%
Ericsson, Inc.(7)......................................            0      20,104,862      22.37%
Lars Boman(8)..........................................            0               0          0%
Stig-Arne Larsson(9)...................................            0               0          0%
Jeff Pulver(10)........................................            0               0          0%
Robert G. Quinn(11)....................................            0         200,000       0.29%
Kjartan Pierre Emilsson(6).............................      266,626         260,000       0.75%
Skuli Valberg Olafsson(6)..............................        5,390(12)     100,000       0.14%
Gunnar Thoroddsen(6)...................................       34,708               0       0.05%
Jon L. Arnason(6)......................................       71,412               0       0.10%
Fredrik Torstensson(13)................................            0               0          0%
All executive officers and directors as a group (11
  persons).............................................   53,572,136(12)     660,000      76.98%


---------------
 (1) Includes 260,000 shares that could be purchased by Kjartan Pierre Emilsson, 200,000 shares that could be purchased by Robert G. Quinn and 100,000 shares that could be purchased by Skuli Valberg Olafsson by exercise of options available on March 24, 2000 or within 60 days thereafter.

 (2) Includes 50,000 and 10,052,431 shares of Series A Preferred stock of which each share could be converted into two shares of Common Stock by OZone Ventures and Ericsson Inc., respectively, as of March 24, 2000.

 (3) Options that are currently exercisable or exercisable within sixty days and/or shares of Series A Preferred stock are deemed to be shares of Common Stock, outstanding and beneficially owned by the person holding such options and/or Series A Preferred stock, for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

 (4) Shareholder is at the following address: Snorrabraut 54, IS-105, Reykjavik, Iceland.

 (5) Titan Holdings, a Luxembourg holding company 100% owned by Skuli Mogensen, is the record owner of the 18,597,000 shares beneficially owned by Mr. Mogensen.

 (6) OZone Ventures, a Luxembourg holding company 100% owned by Gudjon Mar Gudjonsson, is the record owner of the 34,597,000 shares beneficially owned by, and the 100,000 shares acquirable within 60 days by, Mr. Gudjonsson.


 (7) Shareholder is at the following address: 1010 East Arapaho Road, Richardson, Texas 75083.

 (8) Shareholder is at the following address: Hornsgatan 63 11849 Stockholm.

 (9) Shareholder is at the following address: Lonnv 31B, 13552, TYRESO, Sweden.

(10) Shareholder is at the following address: P.O. Box 1432, Melville, New York 11747.

(11) Shareholder is at the following address: 18665 Via Torino, Irvine, California 92612.

(12) Includes 5,390 shares owned by Mr. Olafsson's family of which Mr. Olafsson disclaims beneficial ownership.

(13) Shareholder is at the following address: 834 Brook Arbor Drive, Morrisville, North Carolina 27560.

                            SERIES A PREFERRED STOCK


                                                                   AS OF MARCH 24, 2000
                                                    ---------------------------------------------------
                                                       SHARES           SHARES
                                                    BENEFICIALLY      ACQUIRABLE      PERCENTAGE OF ALL
             NAME OF BENEFICIAL OWNER                  OWNED        WITHIN 60 DAYS     PREFERRED STOCK
             ------------------------               ------------    --------------    -----------------
Titan Holdings, Skuli Mogensen....................            0           0                     0%
OZone Ventures, Gudjon Mar Gudjonsson.............       50,000(1)        0                  0.32%
Ericsson Inc......................................   10,052,431           0                 64.63%
Lars Boman........................................            0           0                     0%
Stig-Arne Larsson.................................            0           0                     0%
Jeff Pulver.......................................            0           0                     0%
Robert G. Quinn...................................            0           0                     0%
Kjartan Pierre Emilsson...........................            0           0                     0%
Skuli Valberg Olafsson............................            0           0                     0%
Gunnar Thoroddsen.................................            0           0                     0%
Jon L. Arnason....................................            0           0                     0%
Fredrik Torstensson...............................            0           0                     0%
All executive officers and directors as a group
  (11 persons)....................................       50,000           0                  0.32%


---------------


(1) OZone Ventures, a Luxembourg holding company 100% owned by Gudjon Mar Gudjonsson is the record owner of 50,000 shares beneficially owned by Mr. Gudjonsson.


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS

     The following table lists the members of the Board of Directors and provides their ages and positions with us as of May 24, 2000. Biographical information for each director is provided below.


                   NAME                                POSITIONS WITH THE COMPANY
                   ----                                --------------------------
Gudjon Mar Gudjonsson.....................  Director, Chairman of the Board, Chief Visionary
Skuli Mogensen............................  Director, Chief Executive Officer
Stig-Arne Larsson.........................  Director
Lars Boman................................  Director
Jeffrey Pulver............................  Director



     Gudjon Mar Gudjonsson, age 27, is our co-founder and our Chief Visionary. He has served as a director since December 1995 and as Chairman of the Board since November 1997. In 1990, he founded OZ, hf, our predecessor in Iceland. Mr. Gudjonsson has worked extensively in the computer software, communications and Internet industry over the last decade. He has served as a government consultant on various projects and was responsible for designing a future vision for the Ministry of Communication in Iceland in 1998.

     Skuli Mogensen, age 31, is our co-founder and our Chief Executive Officer. Mr. Mogensen has served as a director since December 1995. He has been involved in several successful ventures in Scandinavia and has extensive international business experience. Mr. Mogensen is responsible for our overall business development, investment banking, major partners, general strategy and tactical input in major contracts and key accounts.

     Stig-Arne Larsson, age 57, is currently the Chief Executive Officer of Sal Ventures AB, a telecom and information technology consulting firm. Previously, he was the Chief Executive Officer and Chief Financial Officer of Telia Group, the incumbent Swedish telecom operator, and Deputy Director General and Finance Director at Swedish Telecom Televerket. Mr. Larsson is also a member of the board of directors of TradeDoubler AB, Generic Systems AB and Castellum AB.

     Jeffrey Pulver, age 37, is the President and founder of Pulver.com, Inc., an Internet based consulting firm that publishes Internet technology related research, produces trade shows and related conferences and provides consulting services to the telecommunications industry. Mr. Pulver is one of the leading experts in the field of streaming audio and video technologies and their effect on business communications. He is a pioneer in the field of Internet telephony and is the founder of the Voice on the Net Coalition, which aims to keep the Internet telephony industry free from regulations.

     Lars Boman, age 51, is Vice President and Head of the Internet Applications Business Unit for Ericsson Radio Systems AB (ERA), Stockholm.

OFFICERS

     Officers serve at the discretion of the Board of Directors, subject to rights, if any, under contracts of employment. See "Executive Compensation." There is no family relationship between any director or executive officer and any other director or executive officer. Our executive officers on May 24, 2000 were as follows:


               NAME                 AGE                            POSITION
               ----                 ---                            --------
Skuli Mogensen....................  31     Chief Executive Officer
Gudjon Mar Gudjonsson.............  27     Chief Visionary
Robert G. Quinn...................  42     Chief Financial Officer
Kjartan Pierre Emilsson...........  34     Chief Technology Officer
Skuli Valberg Olafsson............  33     Chief Operating Officer
Fredrik Torstensson...............  30     Executive Vice President of Business Development and
                                           Sales
Gunnar Thoroddsen.................  30     General Counsel
Jon L. Arnason....................  39     Secretary and Treasurer



     Biographical information for Skuli Mogensen and Gudjon Mar Gudjonsson is provided above. Our executive officers in 1999 were Skuli Mogensen (Chief Executive Officer), Gudjon Mar Gudjonsson (Chief Visionary), Jon L. Arnason (Chief Financial Officer) and Robert G. Quinn (General Counsel).


     Robert G. Quinn has been Chief Financial Officer since April 2000. Prior to serving as our CFO, Mr. Quinn was our General Counsel. Mr. Quinn was formerly the CFO for Safety Syringes, Inc., Paulsson Geophysical Services, Inc., Net4TV Corporation, and Novora, Inc., and served as our Interim CFO from May 1996 through May 1997. Mr. Quinn is a founding partner of Quinn & Quinn, a law firm, and is a member of the boards of directors of About Publishing, Inc., Heart Sine Technologies, Inc., Paulsson Geophysical Services, Inc. and WebMetro. He earned his B.A. from California State University and his J.D. from Vanderbilt University School of Law.

     Kjartan Pierre Emilsson has been Chief Technology Officer since 1996 and Chief Software Architect from 1995 to 1996. Prior to joining us he worked both in physics research and Internet communication technology at the Institut Non-Lineaire De Nice -- Sophia Antipolis, the Advanced Center for Mathematical

Studies at the University of Arizona and the Science and Engineering Institute of the University of Iceland. Mr. Emilsson holds a Ph.D. in Mathematical Physics from the University of Nice -- Sophia Antipolis.

     Skuli Valberg Olafsson has been Chief Operating Officer since October 1999. Prior to joining us he was Assistant Managing Director at EJS hf, the largest systems integrator and solution developer in Iceland, specializing in banking, finance, and retail solutions and services. Mr. Olafsson is a substitute director of Iceland Telecom. He also serves as Chairman of SmartVR, Inc., a wholly owned subsidiary of the Company. Mr. Olafsson holds a B.Sc. degree in Industrial and Systems Engineering from the University of Florida and has completed postgraduate studies in Total Quality Management and Process Engineering.

     Fredrik Torstensson has been Executive Vice President of Business Development and Sales since April 2000. Prior to joining us, Mr. Torstensson worked for six years for Ericsson, most recently as Director of Business Development for Ericsson Mobile Phones. He holds a Bachelor Degree in Engineering from the Chalmers University of Technology in Gothenburg, Sweden, and a Master of International Management from the University of Texas.

     Gunnar Thoroddsen has been in-house legal counsel since July 1998. Prior to joining us, Mr. Thoroddsen was a partner at a large Icelandic law firm, Logfraeoistofa Reykjavikur. Mr. Thoroddsen holds a law degree from the University of Iceland and an LL.M. from Duke University in North Carolina. He was admitted to the Icelandic Bar in 1995.

     Jon L. Arnason has been Secretary and Treasurer since April 2000 and formerly was Chief Financial Officer from 1997 to April 2000. Prior to joining us, Mr. Arnason worked for three years for an accounting firm in Iceland, representing Arthur Andersen Worldwide. Mr. Arnason is an International Chess Grandmaster and was a member of the Icelandic Olympic team from 1978 to 1994. He is three times Icelandic Champion and a former junior World Champion. He holds a Cand. Oecon. Degree in Finance and Accounting from the University of Iceland.

ITEM 6. EXECUTIVE COMPENSATION

     Summary Compensation Table. The following table summarizes the annual and long-term compensation of, and stock options held by our Chief Executive Officer and the two additional most highly compensated executive officers whose annual salaries and bonuses exceeded $100,000 in total during the fiscal year ended December 31, 1999 (collectively, the "Named Officers").


                                                                                            LONG-TERM COMPENSATION
                                                                               -------------------------------------------------
                                                   ANNUAL COMPENSATION                  AWARDS                   PAYOUTS
                                              ------------------------------   ------------------------   ----------------------
                                                                OTHER ANNUAL   SECURITIES    RESTRICTED    LTIP      ALL OTHER
                                              SALARY    BONUS   COMPENSATION   UNDERLYING      STOCK      PAYOUTS   COMPENSATION
     NAME AND PRINCIPAL POSITION        YEAR    ($)      ($)     ($)(1)(2)     OPTIONS (#)   AWARDS (#)     (#)        ($)(3)
     ---------------------------        ----  -------   -----   ------------   -----------   ----------   -------   ------------
Skuli Mogensen........................  1999  151,833     0            --            0           0           0         9,110
  Chief Executive Officer               1998  131,742     0            --            0           0           0         7,905
                                        1997  132,000     0        19,430            0           0           0         7,920
Gudjon Mar Gudjonsson.................  1999  151,833     0            --            0           0           0         7,940
  Chairman of the Board,                1998  133,733     0        28,988            0           0           0         9,110
  Chief Visionary                       1997  132,000     0        13,430            0           0           0         7,920
Robert Quinn..........................  1999  103,640     0             0            0           0           0             0
  Chief Financial Officer               1998   81,170     0             0            0           0           0             0
                                        1997  175,000     0             0            0           0           0             0


---------------
(1) Includes perquisites and other personal benefits, securities or property received by the Named Officer unless the aggregate amount of such compensation is less than 10 percent of the total annual salary and bonus reported for the Named Officer.


(2) Includes $19,430 in benefits for travel outside of Iceland received in 1997 by Skuli Mogensen; $22,200 in housing benefits received in 1998 and $13,430 in benefits for travel outside of Iceland received in 1997 by Gudjon Mar Gudjonsson.


(3) Reflects contributions by us to a pension plan on behalf of the Named Officer in the amounts indicated.

  Option Grants in Last Fiscal Year

     No stock options or SARs have been granted to any Named Officer in 1999.

  Long-Term Incentive Plans

     No long-term incentive plan was in effect in 1999.

  Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values


                                                                            NUMBER OF
                                                                           SECURITIES       VALUE OF
                                               SHARES                      UNDERLYING     UNEXERCISED
                                             ACQUIRED ON       VALUE       UNEXERCISED    IN-THE-MONEY
                   NAME                       EXERCISE      REALIZED(1)      OPTIONS       OPTIONS(1)
                   ----                      -----------    -----------    -----------    ------------
Skuli Mogensen.............................          0            N/A            N/A             N/A
Gudjon Mar Gudjonsson......................          0            N/A            N/A             N/A
Robert Quinn...............................    200,000       $155,000        175,000        $188,125


---------------
(1) Market value of underlying security at exercise date minus the exercise or base price of in the money options.

EMPLOYMENT CONTRACTS

     The following summarizes some of the principal terms of our employment contracts with the Named Officers as of May 24, 2000. The following summaries are qualified in their entirety by reference to the employment contracts which have been filed as exhibits to our Form 10-SB filed on May 24, 2000.

     Skuli Mogensen has entered into an employment contract with us effective until January 2002 by which he will receive an annual salary of $132,000, and which provides for a yearly 5% increase and a yearly cost of living adjustment, and an annual bonus based on increases in revenues from the previous year, with the bonus capped at 100% of salary. Under the employment contract, Mr. Mogensen receives standard expatriation benefits. If Mr. Mogensen is terminated without cause, he will receive a twelve-month continuation of salary and benefits and a pro rata portion of his annual bonus. The employment contract includes a non-competition provision.


     Gudjon Mar Gudjonsson has entered into an employment contract with us effective until January 2002 by which he will receive an annual salary of $132,000 and which provides for a yearly 5% increase and yearly cost of living adjustment, and an annual bonus based on increases in revenues from the previous year, with the bonus capped at 100% of salary. Under the employment contract, Mr. Gudjonsson receives standard expatriation benefits. If Mr. Gudjonsson is terminated without cause, he will receive a twelve-month continuation of salary and benefits and a pro rata portion of his annual bonus. The employment contract includes a non-competition provision.


     Robert G. Quinn has entered into an employment contract with us effective until March 31, 2002 by which he will receive an annual salary of $250,000, adjusted for locations where the cost of living is higher than that of California and for yearly cost of living increases, an annual bonus based on increases in revenues from the previous year, with the bonus capped at 100% of salary, expatriation benefits, and 400,000 incentive stock options vesting quarterly over two years at an exercise price of $1.17. If we terminate Mr. Quinn for any reason other than "good cause," he will be paid the remainder of the salary due under the employment agreement and the options will vest immediately.

DIRECTOR COMPENSATION

     Commencing in 2000, after each year's annual meeting of shareholders, outside directors will receive supplemental stock options to purchase up to 50,000 shares of common stock at no less than 85% of the fair market value of the common stock at the date of grant. These options will vest in two equal installments with the first installment of 25,000 options vesting on the date of the next annual meeting of shareholders following the grant and the second installment of 25,000 options vesting on the date of the subsequent annual meeting of shareholders. The outside directors also receive reimbursement of their expenses associated with the performance of their duties.

STOCK OPTION PLANS

2000 EMPLOYEE STOCK PURCHASE PLAN

     The 2000 Employee Stock Purchase Plan described in our Form 10-SB filed on May 24, 2000 terminated in accordance with its terms.

1995 STOCK OPTION PLAN

     On March 13, 2000, our Board of Directors approved, and on May 3, 2000 our shareholders approved, an increase in the number of shares reserved for issuance under our 1995 Stock Option Plan (the "1995 Plan") from 13,000,000 to 18,000,000.

     Options granted under the 1995 Option Plan may be "incentive stock options" as defined in Section 422 of the Code, or nonqualified options. Under the terms of the Plan, incentive stock options may be granted only to our key employees. The exercise price of incentive stock options may not be less than 100% of the fair market value of the Common Stock as of the date of grant (110% of the fair market value if the grant is to a person who owns more than 10% of the total combined voting power of all classes of our capital stock or any of our affiliates). The Code and the Plan limit the options first becoming exercisable in any calendar year which are treated as incentive stock options to options covering $100,000 of aggregate value (determined as of the date of the grant of the options) of Common Stock; options first becoming exercisable in any calendar year in excess of this limit are treated as nonqualified stock options. Nonqualified options may be granted under the 1995 Option Plan at an exercise price of not less than 85% of the fair market value of the Common Stock on the date of grant, or, if the grant is to a person who owns more than 10% of the total combined voting power of all classes of our capital stock or any of our affiliates, not less than 110% of the fair market value of the Common Stock as of the date of grant. The purchase price of stock acquired may be paid in cash or, at the discretion of the Committee, in Common Stock or through a deferred payment or other arrangement. We may require an optionee to give written assurances with respect to the optionee's business experience and investment purposes if required under the then applicable securities laws before exercising an option. If provided by the terms of the option, the optionee may satisfy tax-withholding obligations relating to the exercise of options by a cash payment or the withholding or delivery of Common Stock with a fair market value equal to the obligations.

     Unless otherwise provided in the applicable stock option agreement, upon termination of employment of an optionee, all options that were then exercisable will terminate three months (twelve months in the case of termination by reason of disability and eighteen months in the case of death) after the termination of employment. Upon an optionee's leave of absence, we may decide that such leave will be treated as a termination for the purposes of determining the termination date of the options or may suspend the vesting of the options.

     Options granted under the 1995 Option Plan may not be exercised more than ten years after the grant (five years after the grant if the grant is an option to a person who owns more than 10% of the total combined voting power of all classes of our capital stock or any of our affiliates). Options granted under the 1995 Option Plan are not transferable and may be exercised only by the respective grantees during their lifetime or by their heirs, executors or administrators in the event of death (or, in the case of nonqualified options, a transferee pursuant to a qualified domestic relations order). Shares subject to cancelled or terminated options are reserved for subsequently granted options. The number of options outstanding and the exercise price thereof are subject to adjustment in the case of certain transactions such as mergers, recapitalizations, stock splits or stock dividends.

     The 1995 Plan may be administered by the Board of Directors or in the Board's discretion by a committee designated by the Board. The 1995 Option Plan is effective for ten years, unless sooner terminated or suspended.

1998 INCENTIVE STOCK PLAN

     Two million shares of Common Stock are reserved for issuance under our 1998 Incentive Stock Plan (the "1998 Plan"). The Plan is administered by the Board of Directors, which may delegate administration to a committee (in both cases, the "Committee"). Under the 1998 Plan, the Committee may grant stock to directors, executive officers and selected employees ("Participants") for which the Participant is not obligated to pay additional consideration ("Stock Award") and may grant Participants the right to purchase a specified number of shares of Common Stock pursuant to a written agreement issued under the 1998 Plan ("Stock Purchase Offer"). Shares of Common Stock that Participants may receive as a Stock Award or under a Stock Purchase Offer may include restrictions on transfer, repurchase rights, rights of first refusal and forfeiture provisions as the Committee may determine. Under certain Stock Purchase Offers, we may issue shares of Common Stock to employees upon the receipt of a note receivable from the employee. The note receivable is secured by the shares of Common Stock, does not have a maturity date and is interest free. Upon termination any amount unpaid is settled through receipt of the original shares issued. The 1998 Plan will terminate in 2008, unless terminated earlier by the Board of Directors. As of March 31, 2000 no option to purchase shares of Common Stock was outstanding under the 1998 Plan, no shares had been issued by us upon exercise of options under the 1998 Plan, and 682,076 shares remained available for future grants under the 1998 Plan.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


     Directors. In July 1998 we loaned Skuli Mogensen and Gudjon Mar Gudjonsson $75,000, respectively. The loans accrued interest at a rate of 8% per annum and were due and payable on June 1, 1999. The total indebtedness for each of Messrs. Mogensen and Gudjonsson was $84,240 at December 31, 1999. Both of these loans (including accrued interest) were repaid in full in April 2000. Messrs. Mogensen and Gudjonsson are also parties to the shareholder rights agreement and the shareholder agreement described below.


     Ericsson. In November 2000 we and Ericsson signed a general co-operation and development agreement, which superseded an earlier agreement of the same name dated February 1999 and set the framework for our long-term strategic partnership and cooperation in the area of Internet-based technologies, applications and services. The agreement anticipates joint development, testing, integration, marketing, sales, distribution, support and maintenance of solutions based on relevant technologies and services. Specific development projects will be structured under various specific agreements under the general co-operation and development agreement. Pursuant to a warrant and stock purchase agreement entered into in February 1999, Ericsson, Inc. invested $13.1 million in us in exchange for 10,052,431 shares of Series A Preferred stock.

     Ericsson and we entered into a specific co-operation and development agreement under the general co-operation and development agreement to develop iPulse(TM) solutions. iPulse(TM) is a client-server application merging secure Internet messaging, message routing, IP telephony and traditional phone systems in one application. As a starting point for the iPulse(TM) development project, we licensed our server- and client technology to Ericsson. More specifically, Ericsson acquired the license to use, modify and distribute our server and client technology in connection with Ericsson's commercialization of the iPulse(TM) solution. With respect to further development of technologies and solutions for which Ericsson would fund development costs, the parties agreed that ownership of specific results of the joint development work, including iPulse(TM), would reside with Ericsson. As a result of the agreement, we receive 15% royalties of iPulse(TM) sales.

     To further establish the framework in which we would be free to develop and distribute our proprietary products and services in combination with the joint development of iPulse(TM), the parties concluded a value-added license distribution agreement on November 1, 2000. Under the value-added license distribution agreement, Ericsson has granted to us, in exchange for royalties, a non-exclusive, perpetual and irrevocable license to use and distribute iPulse(TM) to end-user customers and to offer iPulse(TM) as part of our hosting services.

     Pursuant to the mPresence(TM) agency agreement entered into with Ericsson on November 1, 2000, Ericsson has the right to promote our mPresence(TM) services and, in the absence of a contrary agreement with respect to a specific customer, to receive from us 5% of the net sales price of mPresence(TM) from any sale occurring as a result of a referral made by Ericsson or 15% of the net sales price if Ericsson concludes the sale as an agent. We also concluded the iPulse(TM) agency agreement on November 1, 2000 through which we obtained the right to promote the iPulse(TM) software product. In the absence of a contrary agreement with respect to a specific customer, Ericsson will pay to us 5% the net sales price of any sales made by Ericsson as a result of a referral we may make or 15% of the net sales price if we conclude the sale as an agent.


     We received from Ericsson $3,577,348 in development revenues in 1998 and $3,909,533 in development revenues in 1999 related to the aforementioned agreements. We also received $1,000,000 from Ericsson during 1999, $448,000 of which was allocated to the fair value of the warrant issued to Ericsson and the remainder is a license fee which has been deferred and will be recognized over 28 months starting in September 1999.

     OZ.COM Canada, our wholly owned subsidiary that we acquired in connection with our acquisition of MCE Holding Corporation, entered into a specific co-operation and development agreement with Ericsson Canada dated November 8, 2000, under which OZ.COM Canada will provide consulting and development services in the areas of mobile Internet applications for 3G mobile telephony platforms. The agreement gives us access to Ericsson Canada's 3G laboratories and up to 6,000 hours of assistance from qualified 3G experts for testing our 3G products. Under the agreement, minimum payments totaling $6 million over two years will be made to OZ.COM Canada for development work and services, of which $2 million will be allocated to additional iPulse(TM) development. The agreement has a two-year term.

     As a result of the level of Ericsson's ownership in us at the inception of any specific development agreements between Ericsson Canada and OZ.COM Canada, all payments received from Ericsson Canada for research and development work under such agreements are not immediately recognizable as revenue according to generally accepted accounting principles. The expenses associated with our performance of these obligations to Ericsson Canada are recognized as current research and development expenses and the payments from Ericsson Canada for the work performed are recorded as deferred revenues on our balance sheet. We will recognize all of the deferred revenues as current revenues at the termination of the particular agreement under which we performed the work.


     Lars Boman, a director, is currently Vice President of Ericsson Radio Systems AB (ERA). Ericsson nominated Mr. Boman to the Board of directors under the terms of a shareholder rights agreement dated February 4, 1999 among us, Ericsson, Skuli Mogensen, Gudjon Mar Gudjonsson and OZ Holdings LLC entered into in connection with Ericsson's $13.1 million investment in us. Each of the parties to the shareholders rights agreement agreed to vote a sufficient number of shares in favor of one nominee designated by Ericsson. Fredrik Torstensson, our Executive Vice President of Business Development and Sales, was Director of Business Development for Ericsson Mobile Phones from 1998 until April 2000. Gilles Lapierre, our Vice President and Managing Director of OZ.COM Canada as of November 2000, was Vice President, Sales and Marketing, at Ericsson Canada from January 2000 to November 2000.


     Under the shareholders rights agreement, certain holders of our securities have the right to require registration of our securities under the Securities Act subject to certain terms and conditions. See Item 8, "Description of Securities -- Registration Rights."


     In addition, until we effect a public offering of our securities, each party to the shareholder rights agreement has the right of first refusal with respect to any proposed transfer of our securities by another party other than a transfer to an affiliate (as defined in the agreement); provided, however, that the first 1,000,000 shares transferred by Skuli Mogensen and Gudjon Mar Gudjonsson is not subject to the right of first refusal and shares held by a former affiliate of a party to the shareholder rights agreement shall become subject to the right of first refusal at the time of the transaction by which the affiliate loses its affiliate status. Upon notice by the transferor stating the purchase price and terms of the third party offer to purchase the shares, the other parties have the right for a period of ten days to elect to purchase a pro rata portion of the offered shares. If none of the parties elects to purchase the shares, the transferor may sell the shares to a third party purchaser.

     If we sell shares of common stock or preferred stock or options, warrants or other rights convertible or exercisable into shares of common stock or preferred stock at any time until a public offering, each party to the shareholder rights agreement has the right to purchase its pro rata portion of the number of securities offered for sale. However, the parties shall not have this right with respect to an issuance or sale of securities:

     - in connection with a stock split;

     - issuable to our employees, consultants or agents directly or through an equity incentive arrangement, not to exceed in the aggregate 10% of the outstanding capital stock as of February 4, 1999;

     - issuable or issued upon conversion of our preferred stock or warrants, rights or other securities convertible for common stock or preferred stock;

     - issuable or issued in connection with the acquisition of all or substantially all of the stock or assets of a person or entity; and

     - issuable or issued to a strategic investor that is not a competitor to us or Ericsson, not to exceed 20% of the outstanding capital stock as of February 4, 1999.

     If we offer to sell shares not exceeding 20% of our capital stock outstanding on February 4, 1999 to a strategic investor that is not a competitor to us or Ericsson, then Ericsson has the right to purchase from us a certain number of shares as determined by the formula set forth in the shareholder rights agreement.


     The parties to the shareholder rights agreement agree that until the earlier of a public offering or February 4, 2001, Skuli Mogensen and Gudjon Mar Gudjonsson will not transfer any shares other than to an affiliate if, after such transfer, Skuli Mogensen and Gudjon Mar Gudjonsson would own in the aggregate less than 30% of the outstanding capital stock on a fully diluted basis.


     Until a public offering, we have agreed in the shareholder rights agreement that we will not without the consent of Ericsson increase the authorized number of shares reserved under any stock option or purchase plan that results in the aggregate number of shares of common stock issued or issuable to providers of services to us exceeding 10,000,000 shares, issue any equity security or right to acquire an equity security to any primary competitor of Ericsson, or enter into any agreements with lenders providing for the borrowing of more than $750,000 or issue any notes, bonds, debentures, or similar instruments with an aggregate value in excess of $750,000.

     Pursuant to an amendment to the shareholder rights agreement dated as of October, 2000, we are no longer obligated to repurchase the shares of our stock held by Ericsson as was set forth in the shareholder rights agreement.

     Transaction with Ericsson and Microcell. On November 8, 2000, we completed an acquisition of all of the outstanding voting capital stock of MCE Holding Corporation. MCE Holding Corporation was a strategic alliance of Microcell and Ericsson formed to hold all of the issued and outstanding capital stock of 3044016 Nova Scotia Company, a recently organized company based in Montreal, Canada, which was formed to develop mobile Internet applications for network operators in Canada. The name of 3044016 Nova Scotia Company was changed to OZ.COM Canada Company following the closing of the transaction. The transaction was closed pursuant to two share exchange agreements dated November 8, 2000 between us and each of Microcell and Ericsson as the former stockholders of MCE Holding Corporation.

     The acquisition was structured as a stock-for-stock exchange in which we issued an aggregate of 16,475,131 shares of our common stock to Microcell and Ericsson in exchange for all of the issued and outstanding stock of MCE Holding Corporation. Total consideration given, including direct acquisition costs, aggregated approximately $18.4 million. We have accounted for the acquisition using the purchase method of accounting. MCE Holding Corporation and 3044016 Nova Scotia Company had no operations prior to the acquisition. The excess of the purchase price over the estimated fair value of tangible net assets acquired amounted to approximately $16.4 million, with $15.5 million attributable to goodwill and $0.9 million attributable to a fully paid-up iPulse(TM) 1.5 license for the benefit of Microcell and its affiliates. We are amortizing the goodwill on a straight-line basis over an estimated useful life of five years and the iPulse(TM) 1.5 license on a straight-line basis over an estimated useful life of
3.5 years. The acquired assets consist of licensed technology and cash to be used in the business of developing and marketing Internet application technology for wireless service providers.


     In connection with the acquisition, we entered into a shareholder agreement with Microcell and two of our directors and officers, Skuli Mogensen and Gudjon Mar Gudjonsson. This agreement gives Microcell the right to participate in any sales of our shares by either Mr. Mogensen or Mr. Gudjonsson and, with some exceptions, to purchase pro rata shares of our securities offered by us. In addition, Messrs. Mogensen and Gudjonsson have agreed to vote a sufficient number of our shares to enable a nominee of Microcell to sit on our board of directors.



     We also entered into a shareholder agreement with Ericsson, Skuli Mogensen and Gudjon Mar Gudjonsson. This agreement gives Ericsson the right to participate in any sales of our shares by either Mr. Mogensen or Mr. Gudjonsson and, with some exceptions, to purchase pro rata shares of our securities offered by us.


     The share exchange agreement with Microcell grants Microcell the right, during the period from February 15, 2002 until April 15, 2002, to require us to repurchase the 11,405,860 shares delivered to Microcell in connection with the acquisition at the price of $4,500,000, if prior to February 15, 2002, we fail to complete a firmly underwritten public offering pursuant to a registration statement under the Securities Act, or a public offering in which our shares are listed or designated for trading on any "designated offshore securities market" as such term is defined in Regulation S under the Securities Act, which offering, in either case, results in a market capitalization of not less than $225 million. The 11,405,860 shares that are subject to this right have an issue value of $18.3 million which will be recorded in shareholders' equity in our consolidated balance sheet less the amount related to the redemption value of $4.5 million. The redemption value of $4.5 million will be recorded in temporary equity on the balance sheet.

     Microcell. In connection with the acquisition, OZ.COM Canada entered into a general co-operation and development agreement with Microcell on November 8, 2000 pursuant to which Microcell agreed to use OZ.COM Canada as its preferred development resource for development work and consulting services in the field of wireless Internet applications. Under the terms of the agreement, Microcell has committed to purchasing $9 million in consulting and development services and technology licenses during the three-year term of the agreement. OZ.COM Canada will have full ownership of the products developed under the agreement and their related intellectual property rights. However, if the products are unrelated to OZ.COM Canada's product offerings or if the products are completed by Microcell Labs as a result of OZ.COM Canada's breach of the general cooperation and development agreement, Microcell Labs will own the product and its related intellectual property rights, with OZ.COM Canada retaining the right to use, sell, and distribute the product outside of Canada for three years. Microcell will have a license to use, sell and distribute all products developed under the agreement. The license will be royalty-free, except that Microcell will pay to OZ.COM Canada 10% of Microcell's net revenues attributable to the sale or license of the products during the three-year term after the commercial launch of such products. OZ.COM Canada will pay to Microcell 10% of all of OZ.COM Canada's net revenues attributable to the sale or license of products developed under the agreement during the three-year term following the commercial launch of such products. The term of the general co-operation and development agreement is three years, unless earlier terminated by written notice of a party upon a petition for bankruptcy by the other party or the occurrence of an insolvency related event with respect to the other party.

     OZ.COM Canada also concluded a specific development and consulting agreement with Microcell on November 8, 2000 pursuant to which OZ.COM Canada granted to Microcell a non-exclusive, non-transferable, non-revocable license to use iPulse(TM) 1.5 under the terms and conditions set forth in the agreement. Except for the revenue sharing payments required under the general co-operation and development agreement dated November 8, 2000 the license is royalty-free. Ericsson had granted to MCE Holding Corporation the right to license iPulse(TM)
1.5 and agreed to the assignment of this right to OZ.COM Canada.

     As a result of the level of Microcell's ownership in us at the inception of the agreements with Microcell, all payments received from Microcell under such agreements are not immediately recognizable as revenue according to generally accepted accounting principles. In the fourth quarter of 2000, we received payments of

$1 million for consulting services under the general co-operation and development agreement with Microcell and $750,000 for development work rendered to Microcell under the specific development and consulting agreement that was not recognized as revenue. The expenses associated with our performance of this work have been recognized as cost of revenues in the case of the payment for consulting services and as research and development expenses in the case of development work, and the payments from Microcell for the work performed have been characterized as deferred revenues on our balance sheet. We will recognize all of the deferred revenues as current revenues at the termination of the particular agreement under which we perform the work.

ITEM 8. DESCRIPTION OF SECURITIES

     The following is a summary of certain information concerning our shares and certain provisions of our Articles and California law in effect on the date hereof. This summary does not purport to be complete and is qualified in its entirety by reference to the Articles and the laws of California. Any change to the Articles is subject to approval by a general meeting of shareholders.

     Our authorized share capital consists of two hundred seventy-five million shares of Common Stock and twenty-five million shares of Preferred Stock. Our Board of Directors is authorized to issue the Preferred Stock from time to time in one or more series and is authorized to fix, alter or revoke the rights of such series and to increase or decrease the number of shares of that series. Twenty million shares of Preferred Stock have been designated as Series A Preferred.

COMMON STOCK

     As of March 24, 2000, 69,785,848 shares of Common Stock were outstanding and held of record by 1,217 shareholders of record. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and to vote as a single class with the holders of Series A Preferred stock, unless otherwise required by law and except in certain circumstances enumerated in the Articles. Shareholders may have cumulative voting rights with respect to the election of directors if one or more shareholders gives notice at the shareholder's meeting of the intention to cumulate votes prior to the commencement of voting. Holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of legally available funds. In the event of our liquidation, dissolution, or winding up, each holder of Common Stock will be paid an amount equal to fifty cents per share (as adjusted for stock splits, stock dividends and other recapitalizations) out of the proceeds remaining after the payment of the liquidation preference to the Series A Preferred stock. Holders of Common Stock have no preemptive, conversion, subscription or other rights. All outstanding shares of Common Stock are fully paid and non-assessable, except for 802,000 shares of restricted Common Stock that were issued to certain employees in consideration of non-recourse promissory notes in the aggregate amount of $381,000.

SERIES A PREFERRED STOCK

     As of March 24, 2000, 15,554,264 shares of Series A Preferred stock were outstanding and held by 32 shareholders. Holders of Series A Preferred stock are entitled to vote as a single class with holders of Common Stock with each holder of Series A Preferred stock entitled to one vote on an as converted basis. The approval of a majority of outstanding shares of Series A Preferred stock voting separately as a class is required before we may:

     - change the rights, preferences, privileges or restrictions so as to adversely affect any shares of Series A Preferred stock or issue any shares of Series A Preferred stock in excess of 20,000,000;

     - reclassify any shares of Common Stock or give them preference or priority as to dividends or assets superior to or on a parity with any shares of Series A Preferred stock;

     - increase the authorized number of Series A Preferred stock or authorize or issue shares of any class or series of stock having any preference or priority as to dividends, assets or voting rights superior to or on parity with such preferences, priority or rights of Series A Preferred stock;

     - purchase or redeem Common Stock except pursuant to a stock restriction, stock option, or any other agreement or plan providing for employee ownership of our shares;

     - sell or transfer all or substantially all of our assets or effect any liquidation, consolidation or merger by us; or

     - fix special qualifications of persons who may hold any shares of Series A Preferred stock or restrict the right to transfer Series A Preferred stock, unless required by law.

     Holders of Series A Preferred stock are entitled to a one dollar liquidation preference (subject to adjustment) in the event of our liquidation, dissolution or winding up. The merger or consolidation by us in which the shareholders own less than a majority of the outstanding shares of the surviving corporation, or the sale of all or substantially all of our assets is deemed to be a liquidation, dissolution or winding up.

     Each share of Series A Preferred stock may be converted at the option of the holder into shares of Common Stock based on a conversion ratio. After the stock split on May 26, one share of Series A Preferred may be converted into two shares of Common Stock. All shares of Series A Preferred stock will automatically be converted into Common Stock upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock for our account and resulting in our receipt of more than $5,000,000, at a purchase price (prior to underwriters' commissions and offering expenses) of not less than $0.50 per share (subject to adjustment). Our Board of Directors and shareholders have recently approved an amendment to our Articles that provides that each share of Series A Preferred stock shall also be automatically converted into fully paid and nonassessable shares of Common Stock at the conversion price then in effect in the event of a closing of a public offering in connection with which our shares are listed or otherwise designated for trading on any "designated offshore securities market" as that term is defined in Regulation S under the Securities Act, provided that such an offering covers the offer and sale of Common Stock for our account and results in our receipt of more than $5,000,000 at a purchase price (prior to underwriting commissions and offering expenses of not less than $0.50 per share (subject to adjustment), and provides that when we reacquire shares of a series, we are prohibited only from reissuing shares of the same series. Our Board of Directors and shareholders also have recently approved amendments that would designate a par value of $0.01 per share of Common Stock and Preferred Stock. Each share of Series A Preferred stock is presently convertible into the number of shares of Common Stock that results from dividing $1.00 by the conversion price. The conversion price will be proportionately changed in the event we at any time subdivide our outstanding Common Stock, issue a stock dividend on our outstanding Common Stock, or combine or consolidate the outstanding shares of Common Stock by reverse stock split or otherwise. The 2-for-1 stock split of our Common Stock which took effect on approximately May 26, 2000 decreased the conversion price to $0.50 per share of Common Stock. If we should at any time make any distribution to the holders of Common Stock, then the holder of each share of Series A Preferred stock is entitled to receive at the time of the distribution the amount of property or the number of securities that the holder would have received had the holder's Series A Preferred stock been converted. Except in the case of a merger or consolidation described above, in the event of any reorganization or reclassification of the outstanding shares of Common Stock (other than certain changes relating to the par value or as a result of a stock dividend or subdivision, split-up or combination of shares), or in the case of any consolidation or merger by us (other than a merger in which we are the surviving party and which does not result in any reclassification of the outstanding shares of Common Stock), the holder of each share of Series A Preferred stock shall have the right to convert the share into the kind and amount of stock and other securities and property that would have been received in such event by a holder of the number of shares of Common Stock into which the shares of Series A Preferred was convertible immediately prior to such event. The Articles also provide for the adjustment of the conversion price in the event of certain diluting issues. The shares of Series A Preferred stock do not have preemptive or subscription rights.

WARRANTS

     In September 1996, we issued warrants to purchase up to a total of 308,000 shares at an exercise price of $0.55 per share to three Japanese individuals for professional services, including the arrangement of meetings, distribution of information and other administrative assistance, performed in Japan in connection with the sale of our Common Stock to groups of Japanese investors. The warrants vested immediately and were exercisable until September 30, 1997. The warrants were not exercised by the expiration date. In March 1998 these warrants were extended and are exercisable until a public sale of our Common Stock pursuant to an effective registration statement under the Securities Act or a consolidation or merger by us into another corporation. As of March 24, 2000, these warrants to purchase 308,000 shares of Common Stock remain outstanding.

     In December 1996, we issued warrants to purchase up to 40,000 shares of Common Stock at an exercise price of $0.25 per share to an individual in exchange for the transfer of the Internet domain, www.oz.com, to us. The warrants are fully vested and are exercisable until the earlier of October 31, 2001 or immediately prior to the closing of any consolidation or merger by us. As of March 24, 2000, these warrants to purchase 40,000 shares of Common Stock remain outstanding.

     In January 1997, we issued a warrant to purchase up to 80,000 shares of Common Stock at an exercise price of $0.25 per share to our former Iceland managing director under the terms of a severance compensation package. The warrant is fully vested and is exercisable until the earlier of February 1, 2002 or immediately prior to the closing of any consolidation or merger by us. As of March 24, 2000, this warrant to purchase up to 80,000 shares of Common Stock remains outstanding.

REGISTRATION RIGHTS


     We have entered into a shareholder rights agreement with Ericsson, Skuli Mogensen, Gudjon Mar Gudjonsson and OZ Holdings LLC in connection with Ericsson's $13.1 million investment in us. The following is a brief summary of the registration rights and other provisions included in this agreement. Because the following is a summary description only, it does not include the specific terms and provisions of the agreement. In addition, summary descriptions of rights of first refusal, participation rights and other provisions with respect to the issuance and transfer of our securities in the shareholders rights agreement are included in Item 8 ("Description of Securities"). These summaries are qualified in their entirety by reference to the shareholder rights agreement which was included as an exhibit to this registration statement as filed on July 24, 2000.


     Under the shareholder rights agreement, at any time after the earlier of February 4, 2004 or six months after the effective date of a public offering, we have agreed to register under the Securities Act the Common Stock outstanding and/or, the Common Stock issued or issuable upon the conversion of Series A Preferred stock or the exercise of warrants to purchase Common Stock requested to be registered by the parties or their permitted assigns holding a majority of such registrable securities. However, we may exercise our right once during any twelve-month period to defer the registration of the registrable securities for four months if our Board of Directors decides that it would be to our detriment and the detriment of our shareholders to register the registrable securities. In addition, we are not obligated to effect a registration if we have effected two registrations upon the request of a majority of the holders; during a specified time period when we are registering our securities for cash; or if the holders propose to dispose of their registrable securities on a Form S-3. If we propose to register any stock solely for cash in connection with a public offering, these holders may also request that their securities also be registered. We will bear all the expenses of registering the registrable securities other than underwriting discounts and commissions. In an offering involving the underwriting of shares, the underwriters may limit the number of shares to be underwritten as a result of marketing factors, subject to exceptions. In connection with the registration of the registrable securities, we will indemnify each holder for any losses incurred with respect to any material misstatements in the prospectus or any violations of any securities laws. Each holder will indemnify us against losses based on our reliance on the material furnished to us which leads to a misstatement in the prospectus or a violation of securities laws.

     We will effect a registration of Common Stock on a Form S-3 if requested by the holders under the shareholders rights agreement at least 25% of the registrable securities, subject to certain exceptions set forth in the shareholders rights agreement. We will bear the costs for the registration on the Form S-3 other than underwriters' discounts or commissions.

     Subject to certain terms and conditions, a holder under the shareholder rights agreement may transfer its right to cause us to register registrable securities if such assignee holds at least one percent of the registrable securities initially issued to the holder.

     Each of the parties to the shareholder rights agreement agrees that, during the period (not to exceed 180 days) specified by us or an underwriter following the date of the final prospectus to effect a registration under the Securities Act, it shall not to the extent requested by us or an underwriter transfer or dispose of any of our securities except for Common Stock included in the registration if it is our first such registration statement covering Common Stock or other securities to be sold to the public in an underwritten offering and all officers, directors, holders of at least 1% of our voting securities, and persons with registration rights enter into similar agreements.

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

     Currently there is no organized public trading market for our Common Stock. No class of our capital stock is quoted on either the National Quotations Bureau "Pink Sheets" or the NASD OTC Bulletin Board.

     As of March 31, 2000 options to purchase 5,944,266 shares of Common Stock were outstanding under the 1995 Stock Option Plan, no options were outstanding under the 1998 Incentive Stock Plan, and 15,554,264 shares of Series A Preferred stock convertible into 31,108,528 shares of Common Stock were outstanding. As of March 31, 2000, warrants to purchase 428,000 shares of Common Stock were outstanding.

DIVIDENDS

     We have not paid dividends since our formation and do not anticipate paying dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, business, results of operations, capital requirements and such other factors as the Board of Directors deems relevant.

HOLDERS

     As of March 24, 2000, there were 1,217 holders of record of Common Stock and 32 holders of record of Series A Preferred stock.

     As of March 24, 2000, 69,785,848 shares of Common Stock and 15,554,264 shares of Series A Preferred stock were outstanding. Shares held by our affiliates, as defined in Rule 144 of the Securities Act, may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

RULE 144

     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the effective date of this Registration Statement a number of shares of Common Stock that does not exceed the greater of (a) 1% of the then outstanding shares of common stock, or (b) the average weekly trading volume during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the U.S. Securities and Exchange Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about us are satisfied. A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell such shares pursuant to Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

     We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for the Common Stock, the personal circumstances of the sellers and other factors. Currently, there is no public trading market for the Common Stock in the United States, and we cannot be certain that an active trading market will ever develop or be sustained. Should a market develop for our Common Stock, any future sale of substantial amounts of the Common Stock may adversely affect the market price of the Common Stock.

RULE 701

     In general, under Rule 701, any of our employees, consultants or advisors who purchases or receives our shares in connection with a compensatory plan will be eligible to resell his shares beginning 90 days after the date on which this Registration Statement becomes effective. Non-affiliates will be able to sell their shares subject only to the manner-of-sale provisions of Rule 144. Affiliates will be able to sell their shares without compliance with the holding period requirements of Rule 144.

REGISTRATION STATEMENT ON FORM S-8

     We intend to file a registration statement on Form S-8 under the Securities Act to register the shares of common stock subject to outstanding stock options reserved for issuance under our stock option and incentive plans, thus permitting the resale of such shares by nonaffiliates without restriction under the Securities Act. As of March 31, 2000, there were outstanding options to purchase approximately 5,944,266 shares of Common Stock under our 1995 Stock Option Plan. We have also entered into the shareholder rights agreement pursuant to which we have agreed under certain conditions to register shares of common stock. See Part I, Item 8 "Description of Securities."

ITEM 2. LEGAL PROCEEDINGS

     On August 9, 2000, Garry Hare filed a complaint against us in the Superior Court for the City and County of San Francisco, California. Mr. Hare was a director and officer whose employment was terminated in December, 1998. Mr. Hare and we subsequently entered into a termination agreement. The amended complaint alleges fraud and breach of the employment and termination agreements. The amended complaint seeks compensatory damages according to proof, punitive damages according to proof, specific performance of the stock bonus portion of the termination agreement or employment agreement, a declaration that the termination agreement is void, and attorneys' fees and costs. We believe that the allegations in the amended complaint are without merit and intend to defend vigorously against the complaint. In addition, we filed a cross-complaint against Mr. Hare on December 30, 2000 seeking attorneys' fees and damages for fraud and breach of the termination agreement.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     None as of May 24, 2000.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     In January 1997, we issued a warrant to purchase up to 80,000 shares of Common Stock at an exercise price of $0.25 per share to our former Icelandic manager under the terms of a severance compensation package. The warrant is fully vested and is exercisable until the earlier of February 1, 2002 or immediately prior to the closing of any consolidation or merger by us. As of March 24, 2000, this warrant to purchase up to 80,000 shares of Common Stock remains outstanding. The sale was made in reliance on Regulation S under the Securities Act. No commissions were paid by us.

     Between March 28, 1997 and October 22, 1997, 5,380,000 shares of Common Stock were issued to eighteen individual and institutional Japanese investors for an aggregate purchase price of $3,497,000. Of these shares, 200,000 shares were issued in exchange for professional services as well as monetary consideration. The sales were made in reliance on Regulation S under the Securities Act. Yamaichi Securities served as an agent for the placement of some of these shares. No commissions were paid by us.

     On October 29, 1997 and November 6, 1997, we issued 319,646 shares of Common Stock to two Icelandic institutional investors for an aggregate purchase price of $207,770. The sales were made in reliance on Regulation S under the Securities Act. No commissions were paid by us.

     In June 1998 we sold and issued a series of 1998 Convertible Bonds to fourteen Icelandic institutional investors in consideration for an aggregate amount of $2,500,000. The Convertible Bonds could be converted at the election of the bondholder any time prior to June 1, 1999 for that number of shares equal to the face value of the bond, divided by $0.65. Prior to June 1999, all of the holders of the Convertible Bonds converted their bonds into an aggregate of 3,846,150 shares of Common Stock at a value of $0.65 per share. The sales were in reliance on Regulation S under the Securities Act. No commissions were paid by us.

     On March 16, 1999, we issued and sold 1,000,000 shares of Common Stock to Landsbref hf. for resale to Icelandic individuals and institutional investors. On May 12, 1999, we issued and sold an additional 1,000,000 shares of Common Stock to Fjarfestingabanki atvinnulifsins hf. for resale to Icelandic individuals and institutional investors. The purchase price was $1.90 per share from which the purchasers received a ten percent discount. The sales were made in reliance on Regulation S under the Securities Act.

     In each of the six preceding paragraphs, the issuances were made to buyers who were outside the United States and no directed selling efforts were made in the United States by us or any of our agents. The buyers have certified that they are not United States persons and have agreed to the resale provisions of Regulation S. The shares of Common Stock contain a legend regarding the restrictions on transfer, and we will not register any transfer of our shares not made in accordance with Regulation S.

     On December 14, 1997, the Board of Directors and shareholders approved and adopted a plan of recapitalization. Under this plan, all shareholders who paid $0.2344 or more per share of Common Stock were permitted to exchange two shares of Common Stock for one share of Series A Preferred Stock. The exchange was terminated on February 15, 1999. As of December 31, 1998 and 1999, an aggregate of 10,797,510 and 11,370,436 shares of Common Stock had been exchanged for Series A Preferred Stock, respectively. The exchange was made in reliance on Sections 3(a)(9) and 4(2) under the Securities Act.

     During 1998, 1999 and as of March 31, 2000, we issued respectively 746,000, 120,000 and 160,000 shares of Common Stock to employees in exchange for payments of notes receivable in the amount of $74,600, $141,000 and $188,000, respectively. During 1999 and as of March 31, 2000, we received payments of $15,400 and $12,400 in exchange for 144,000 and 124,000 shares respectively of Common Stock. On December 31, 1998 and 1999 and as of March 31, 2000, notes receivable in the amount of $74,600, $200,200 and $375,800 were outstanding for 646,000, 712,000 and 748,000 shares of Common Stock, respectively. These shares of Common Stock were issued under the 1998 Incentive Stock Option Plan which provides that we may issue shares of Common Stock upon the receipt of a note receivable from the employee. These shares were issued in reliance of Rule 701 under the Securities Act.

     In 1998 and 1999 we issued 811,000 and 1,513,484 shares of Common Stock respectively upon exercise of options issued under our 1995 Option Plan. These sales were made in reliance on Rule 701 under the Securities Act.

     In 1998 and 1999 we issued 269,110 and 122,814 shares of Common Stock respectively as bonuses to employees under the 1998 Incentive Stock Option Plan. These sales were made in reliance on Rule 701 under the Securities Act.

     In February 1999, we entered into a Stock and Warrant Purchase Agreement with Ericsson, Inc. under the terms of which Ericsson, Inc. had the right to purchase up to 10,052,431 shares of Series A Preferred stock at $1.30 per share. In June 1999, Ericsson, Inc. exercised its warrant by purchasing 4,769,231 shares of Series A Preferred stock for an aggregate purchase price of $6,200,000. In October 1999, Ericsson, Inc. exercised the balance of its purchase rights by purchasing 5,283,200 shares of Series A Preferred stock for an aggregate purchase price of $6,868,160. The sales were made in reliance on
Section 4(2) of the Securities Act. We believe that Ericsson, Inc. is an accredited investor as defined in Regulation D of the Securities Act. No commissions were paid by us.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 317 of the California Corporations Code, as amended, allows us to indemnify our officers, directors, employees and agents for any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was our agent against expenses, judgments, fines and settlements actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner the person reasonably believed to be in our best interests and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful.

     Article VI of our Articles provides that our directors shall be protected from personal liability from monetary damages to the fullest extent permitted by law. In addition, Article VII of our Articles authorizes us to indemnify our agents to the maximum extent permitted by California law if the agents are entitled to indemnification by bylaw, agreement, vote of shareholders or disinterested directors or otherwise. Article VI of the Company's Bylaws also contains a provision for the indemnification of our directors and agents.

     We have entered into indemnification agreements with all of our directors and executive officers, among others, to provide them with the maximum indemnification allowed under our Bylaws and applicable law, including indemnification for all judgments and expenses incurred as the result of any lawsuit in which such person is named as a defendant by reason of being our director, officer or employee, to the extent such indemnification is permitted by the laws of California.

                                     OZ.COM

                         INDEX TO FINANCIAL STATEMENTS

                                                               PAGES
                                                              -------
Report of Independent Accountants...........................       50
Consolidated Balance Sheets as of December 31, 1998, and
  1999......................................................       51
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................       52
Consolidated Statements of Changes in Shareholders' Equity
  (Deficit) and Comprehensive Income for the years ended
  December 31, 1997, 1998 and 1999..........................       53
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................       54
Notes to Consolidated Financial Statements..................  55 - 67
Consolidated Balance Sheets as of March 31, 2000 (unaudited)
  and December 31, 1999.....................................       68
Consolidated Statements of Operations (unaudited) for the
  three months ended March 31, 1999 and 2000................       69
Consolidated Statements of Cash Flows (unaudited) for the
  three months ended March 31, 1999 and 2000................       70
Consolidated Statements of Comprehensive Income (unaudited)
  for the three months ended March 31, 1999 and 2000........       71
Notes to Consolidated Financial Statements (unaudited) for
  the three months ended March 31, 1999 and 2000............       72

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of OZ.COM.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity (deficit) and comprehensive income and of cash flows present fairly, in all material respects, the financial position of OZ.COM and its subsidiaries at December 31, 1999 and 1998 and the results of their operations and their cash flow for each of the three years ended December 31, 1999 in conformity with generally accepted accounting principles in the United States. These financial statements are the responsibility of OZ.COM's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

     As discussed in Note 17 to the financial statements, OZ.COM changed its method of accounting for revenue and restated its 1999 financial statements to conform with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming OZ.COM will continue as a going concern. As discussed in Note 1 to the financial statements, OZ.COM has suffered recurring losses from operations and has a net capital deficiency that raise doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRICEWATERHOUSECOOPERS EHF
Reykjavik, Iceland

April 14, 2000, except for
Note 18 which is as of May 3,
2000 and for Notes 1, Going
Concern & 17 which are as of
May 21, 2001

                                     OZ.COM

                          CONSOLIDATED BALANCE SHEETS

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                                  1998            1999
                                                              ------------    -------------
                                                                               AS RESTATED
                                                                              (SEE NOTE 17)
ASSETS

Current assets:
  Cash and cash equivalents.................................  $    368,275    $ 13,603,592
  Trade accounts receivable.................................       625,357          22,456
  Trade accounts receivable from shareholder (Note 2).......       292,634       1,391,816
  Prepaid expenses and other current assets.................       143,461         406,232
                                                              ------------    ------------
     Total current assets...................................     1,429,727      15,424,096
Property and equipment, net (Note 3)........................     1,525,648       2,079,531
Other assets................................................       215,049         130,510
                                                              ------------    ------------
     Total assets...........................................  $  3,170,424    $ 17,634,137
                                                              ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Cash overdraft............................................  $    383,304    $         --
  Trade accounts payable....................................       380,923         188,305
  Accrued liabilities (Note 4)..............................       416,978         505,133
  Current portion of deferred revenue.......................            --         236,571
  Current portion of notes payable (Note 5).................        25,244          24,069
  Current portion of capital lease obligations (Note 7).....        14,953           3,384
                                                              ------------    ------------
     Total current liabilities..............................     1,221,402         957,462
  Notes payable (Note 5)....................................       523,317         505,445
  Deferred revenue..........................................            --         236,572
  Convertible bonds (Note 6)................................     2,500,000              --
  Capital lease obligations, net of current portion (Note
     7).....................................................         4,140              --
                                                              ------------    ------------
     Total liabilities......................................     4,248,859       1,699,479
                                                              ------------    ------------
Redeemable convertible preferred stock, $0.01 par value
  10,052,431 shares issued and outstanding (liquidation
  value $10,052,431)........................................            --      13,068,160
Commitments and contingencies (Note 16).....................            --              --

Shareholders' equity (deficit): (Note 8)
  Convertible preferred Stock, $0.01 par value:
     5,398,755 and 5,685,218 shares issued and outstanding,
       respectively (liquidation value $5,685,218)..........     5,012,574       5,384,976
  Common stock, $0.01 par value:
     275,000,000 shares authorized:
     61,449,556 and 68,359,078 shares issued and
       outstanding, respectively............................       614,496         683,591
  Additional paid in capital................................     3,601,688      10,440,238
  Notes receivable from shareholders (Note 12)..............       (74,600)       (200,200)
  Deferred compensation (Note 10)...........................      (114,292)       (376,668)
  Accumulated deficit including accumulated other
     comprehensive income of $71,906 and $56,886,
     respectively...........................................   (10,118,301)    (13,065,439)
                                                              ------------    ------------
     Total shareholders' equity (deficit)...................    (1,078,435)      2,866,498
                                                              ------------    ------------
     Total liabilities and shareholders' equity (deficit)...  $  3,170,424    $ 17,634,137
                                                              ============    ============

   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                         1997           1998            1999
                                                      -----------    -----------    -------------
                                                                                     AS RESTATED
                                                                                    (SEE NOTE 17)
REVENUES............................................  $   926,325    $ 4,119,815     $ 4,597,095
                                                      -----------    -----------     -----------
OPERATING EXPENSES
  Cost of sales.....................................    1,496,918      2,059,389       3,309,870
  Sales and marketing...............................    1,597,727      1,236,314       1,924,807
  General and administrative........................    2,474,764      2,065,788       2,256,542
  Research and development..........................      225,527        446,212         487,388
                                                      -----------    -----------     -----------
          Total operating expenses..................    5,794,936      5,807,703       7,978,607
                                                      -----------    -----------     -----------
          Operating loss............................   (4,868,611)    (1,687,888)     (3,381,512)
                                                      -----------    -----------     -----------
Interest income.....................................       87,439         35,187         399,322
Interest expense (Note 5 and 6).....................     (111,430)      (169,824)        (80,749)
Foreign currency exchange gain (loss)...............      (31,111)        (2,297)        148,682
Other income (expense), net.........................       70,770         13,435         (17,861)
                                                      -----------    -----------     -----------
          Loss before provision for income taxes....   (4,852,943)    (1,811,387)     (2,932,118)
Income taxes (Note 13)..............................            0              0               0
                                                      -----------    -----------     -----------
          Net loss..................................  $(4,852,943)   $(1,811,387)    $(2,932,118)
                                                      ===========    ===========     ===========
Net loss per share: (Note 9)
     Basic..........................................  $     (0.07)   $     (0.03)    $     (0.04)
                                                      ===========    ===========     ===========
     Diluted........................................  $     (0.07)   $     (0.03)    $     (0.04)
                                                      ===========    ===========     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
                            AND COMPREHENSIVE INCOME

                                                                             YEAR ENDED DECEMBER 31,
                                                ---------------------------------------------------------------------------------
                                                          1997                        1998                        1999
                                                ------------------------   --------------------------   -------------------------
                                                  SHARES          $          SHARES           $           SHARES          $
                                                ----------   -----------   -----------   ------------   ----------   ------------
Preferred Stock
  Balance, beginning of year..................          --            --            --             --    5,398,755   $  5,012,574
  Conversion of common shares to Series A
    Preferred.................................          --            --     5,398,755   $  5,012,574      286,463        372,402
                                                ----------   -----------   -----------   ------------   ----------   ------------
    Balance, end of year......................          --            --     5,398,755   $  5,012,574    5,685,218   $  5,384,976
                                                ==========   ===========   ===========   ============   ==========   ============
Common Stock and Additional Paid in Capital
  Balance, beginning of year..................  65,467,310   $ 5,265,212    71,166,956   $  9,120,748   61,449,556   $  4,216,184
  Issuance of warrants to purchase preferred
    stock, as restated (see Note 17)..........                                                                            448,000
  Common stock issued.........................   5,499,646     3,574,933                                 2,000,000      3,510,000
  Employee stock options exercised............          --            --       811,000         81,100    1,513,484        280,348
  Common stock issued for professional
    services..................................     200,000       130,000            --             --           --             --
  Common stock issued for employee
    compensation..............................          --            --       269,110         26,910      122,814         79,229
  Deferred compensation from stock option
    grants....................................          --       110,333            --             --           --        350,470
  Issuance of warrants to purchase common
    stock.....................................          --        40,270
  Convertible bonds converted to common stock,
    as restated (see Note 17).................          --            --            --             --    3,846,150      2,612,000
  Conversion of common stock to preferred
    stock.....................................          --            --   (10,797,510)    (5,012,574)    (572,926)      (372,402)
                                                ----------   -----------   -----------   ------------   ----------   ------------
    Balance, end of year, as restated (see
      Note 17)................................  71,166,956   $ 9,120,748    61,449,556   $  4,216,184   68,359,078   $ 11,123,829
                                                ==========   ===========   ===========   ============   ==========   ============
Notes Receivable from Shareholders
  (Note 12)
  Balance, beginning of year..................                        --                           --                $    (74,600)
  Notes receivable issued.....................                        --                 $    (74,600)                   (141,000)
  Payments received...........................                        --                           --                      15,400
                                                             -----------                 ------------                ------------
    Balance, end of year......................                        --                      (74,600)               $   (200,200)
                                                             ===========                 ============                ============
Deferred Compensation
  Balance, beginning of year..................               $   (82,667)                $   (165,292)               $   (114,292)
  Deferred compensation arising from option
    grants....................................                  (110,333)                          --                    (350,470)
  Amortization of deferred compensation.......                    27,708                       51,000                      88,094
                                                             -----------                 ------------                ------------
    Balance, end of year......................                  (165,292)                $   (114,292)               $   (376,668)
                                                             ===========                 ============                ============
Accumulated Deficit and Accumulated Other
  Comprehensive Income
  Balance, beginning of year..................               $(3,518,970)                $ (8,310,431)               $(10,118,301)
                                                             -----------                 ------------                ------------
    Net loss, as restated (see Note 17).......                (4,852,943)                  (1,811,387)                 (2,932,118)
  Accumulated other comprehensive income
    (loss):
    Translation adjustments...................                    61,482                        3,517                     (15,020)
                                                             -----------                 ------------                ------------
    Comprehensive income (loss), as restated
      (see Note 17)...........................                (4,791,461)                  (1,807,870)                 (2,947,138)
                                                             -----------                 ------------                ------------
    Balance, end of year, as restated (see
      Note 17)................................               $(8,310,431)                $(10,118,301)               $(13,065,439)
                                                             ===========                 ============                ============
    Total shareholders' equity (deficit), as
      restated (see Note 17)..................               $   645,025                 $ (1,078,435)               $  2,866,498
                                                             ===========                 ============                ============

   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                          -------------------------------------------
                                                             1997           1998            1999
                                                          -----------    -----------    -------------
                                                                                         AS RESTATED
                                                                                        (SEE NOTE 17)
Cash flows from operating activities:

  Net loss..............................................  $(4,852,943)   $(1,811,387)    $(2,932,118)
  Adjustments to reconcile net loss to net cash provided
     (used) in operating activities:
     Depreciation.......................................      309,180        288,471         344,000
     Noncash charges (credits), net.....................      170,270       (129,004)         99,920
     Amortization of deferred compensation..............       27,708         51,000          88,094
  Changes in operating assets and liabilities:
     Increase in trade accounts receivable..............     (200,394)      (604,644)       (496,281)
     (Increase) decrease in prepaid expenses and other
       assets...........................................       25,299        (83,761)       (165,744)
     Increase (decrease) in trade accounts payable......     (135,382)       268,050        (192,618)
     Increase (decrease) in accrued liabilities.........      (66,105)       223,731         200,155
     Increase in deferred revenue.......................           --             --         473,143
                                                          -----------    -----------     -----------
     Net cash used in operating activities..............   (4,722,367)    (1,797,544)     (2,581,449)
                                                          -----------    -----------     -----------
Cash flows from investing activities:
  Purchase of property and equipment....................     (193,981)      (547,349)       (948,932)
  Proceeds from sales of furniture and equipment........           --             --          17,875
                                                          -----------    -----------     -----------
  Net cash used in investing activities.................     (193,981)      (547,349)       (931,057)
                                                          -----------    -----------     -----------
Cash flows from financing activities:
  Bank overdraft........................................      121,340        261,964        (383,304)
  Issuance of warrants..................................           --             --         448,000
  Issuance of preferred stock...........................           --             --      13,068,160
  Issuance of common stock..............................    3,574,933             --       3,510,000
  Exercise of employee stock options....................           --          6,500         154,748
  Issuance of notes payable and convertible bonds.......       54,476      2,500,000              --
  Payments of notes payable.............................     (182,465)       (39,986)        (19,047)
  Payment of capital lease obligation...................      (46,634)       (22,939)        (15,714)
                                                          -----------    -----------     -----------
  Net cash provided by financing activities.............    3,521,650      2,705,539      16,762,843
                                                          -----------    -----------     -----------
Effect of currency exchange rates on cash...............       61,482          3,518         (15,020)
                                                          -----------    -----------     -----------
  Net increase (decrease) in cash.......................   (1,333,216)       364,164      13,235,317
Cash and cash equivalents at beginning of period........    1,337,327          4,111         368,275
                                                          -----------    -----------     -----------
Cash and cash equivalents at end of period..............  $     4,111    $   368,275     $13,603,592
                                                          ===========    ===========     ===========
Supplemental cash flow information:
  Cash paid for interest................................  $    54,660    $    55,235     $    49,698
                                                          ===========    ===========     ===========
Supplemental schedule of non-cash investing and
  financing activities:
  Conversion of bonds to common stock...................  $        --    $        --     $ 2,612,000
                                                          ===========    ===========     ===========
  Conversion of common stock to preferred stock.........  $        --    $ 5,012,574     $   372,402
                                                          ===========    ===========     ===========
  Common stock issued for notes.........................  $        --    $    74,600     $   141,000
                                                          ===========    ===========     ===========
  Common stock issued for employee compensation.........  $        --    $    26,910     $    79,229
                                                          ===========    ===========     ===========
  Common stock issued for professional services.........  $   130,000    $        --     $        --
                                                          ===========    ===========     ===========
  Capital lease obligations for equipment...............  $    44,185    $        --     $        --
                                                          ===========    ===========     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Organization

     OZ.COM was incorporated in California on December 14, 1995. OZ.COM and its subsidiaries (the Company) are developers and vendors of software and services, including hosting services, that enable the delivery of wireless and Internet-based services over multiple communications networks, including wireless networks, the public fixed telephone network and the Internet. The Company conducts its marketing and sales in North America, Iceland and Sweden, while, design and development activities are primarily conducted in Iceland. Through December 1999 the Company's business has primarily been in the development of customer specific software products.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of OZ.COM and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

  Going concern

     The Company's consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has devoted substantial efforts to developing new products and has incurred losses and negative cash flows from operations since inception. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company is seeking to achieve profitable operations by gaining market acceptance of its products. The Company is also actively seeking to raise additional capital through the offering of equity securities. However, there can be no assurance that the Company's efforts to achieve profitable operations or raise additional capital will be successful. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  Use of Estimates

     The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash and Cash Equivalents

     Cash equivalents consist of highly liquid investments, which are readily convertible into cash or have maturities of three months or less on the date of purchase.

  Financial Instruments

     Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash and cash equivalents and accounts receivable. Cash and cash equivalents are held with financial institutions with high credit standings.

     The customer base currently consists of one large related party customer. The concentration of credit risk with this one customer is not considered significant due to their size and credit standing. See the discussion of related parties in Note 2. Cost approximates market value for all financial instruments.

  Property and Equipment

     Property, and equipment, including property under capital leases, are recorded at cost. The Company uses the straight line method in computing depreciation based on the estimated useful lives of the assets. The

                                     OZ.COM
annual provisions for depreciation have been computed principally in accordance with the following ranges of asset lives: buildings -- 50 years; computer equipment and software -- 2 to 3 years; furniture and leasehold improvements -- 5 years; and other equipment -- 5 years.

     Maintenance and repairs are expensed as incurred, while capital improvements to assets are recorded as an addition to the original cost of the asset and depreciated over the remaining useful life of the related asset. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in the statement of operations.

  Impairment of Long-Lived Assets

     The Company reviews long-lived assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held for use is measured by comparing the carrying amount of an asset to the undiscounted estimated future cash flows expected to be generated by the asset. In estimating expected future cash flows for determining whether an asset is impaired, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. If any such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds its fair value. The Company has made no adjustments to the carrying values of long-lived assets during the years ended December 31, 1997, 1998, and 1999.

  Capitalized Software Development Costs

     Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. To date, the establishment of technological feasibility of products and general release of such software have substantially coincided. As a result, software development costs qualifying for capitalization have been insignificant and, therefore, the Company has not capitalized any such costs.

  Research and Development

     The Company expenses all research and development costs as incurred.

  Revenue Recognition


     The Company's revenues consist primarily of fees for software development received from contracted research and development agreements. Revenues from contracted research and development agreements are recognized at the completion and acceptance of the project by the customer provided that the fee is fixed and determinable, and collection is considered probable by management. The Company also has software license revenue which consists of software technology licensed to Ericsson. License revenue is recognized over the period beginning upon acceptance of the software and ending upon the expiration of the general co-operation and development agreement.


     Deferred revenue is comprised of software technology license fees received in advance of satisfying revenue recognition criteria related to our development agreements with Ericsson. Deferred revenue is recognized over the life of these agreements upon delivery and acceptance of the software license.

     The Company generally warrants that its products will function substantially in accordance with documentation provided to customers for approximately twelve months following initial shipment to the customer. As of December 31, 1999, the Company has not incurred any significant expenses related to warranty claims.

                                     OZ.COM

  Income Taxes

     The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities using enacted statutory rates in the relevant tax jurisdictions. A valuation allowance against net deferred tax assets is established if, based on the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. No provision is made for U.S. income taxes applicable to undistributed earnings of foreign subsidiaries that are indefinitely reinvested in foreign operations.

  Foreign Currency Translation

     Assets and liabilities of foreign subsidiaries, whose functional currency is the local currency, are translated at the year-end exchange rates. Revenues and expenses are translated at the average rates of exchange prevailing during the year. The adjustments resulting from translating the financial statements of such foreign subsidiaries is included in accumulated other comprehensive income, which is reflected as a separate component of shareholders' equity.

  Earnings per Share

     Basic earnings per share is based upon the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding during the year plus the effect of common stock issuable upon the exercise of employee stock options using the treasury stock method and the effect of convertible debt, conversion of preferred shares, or common stock warrants using the if converted method. Reconciliations of the net loss per share computations for the years ended December 31, 1997, 1998 and 1999 are included in Note 9.

  Employee Stock-Based Compensation

     The Company accounts for stock-based compensation under the intrinsic value method as set forth in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," is discussed in Note 10.

  Stock-Based Compensation for Non-Employees


     The Company periodically settles fees incurred for professional services through the issuance of common stock. The fair value of the common stock issued is determined based upon the fair value of the professional services rendered.


  Recently Issued Accounting Pronouncements:

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities". SFAS 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 is effective for fiscal years beginning after January 1, 2001. The Company does not believe the adoption of SFAS 133 will have a material effect on the Company's results of operations or financial condition.

     Staff Accounting Bulletin No. 101 ("SAB 101") provides guidance regarding revenue recognition for transactions or arrangements not explicitly addressed in generally accepted accounting principles. Under these circumstances, revenue should only be recognized when all of the following conditions are met: (1) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the price is fixed or determinable; and (iv) collectability is reasonably assured. The Company adopted the provisions of

                                     OZ.COM

SAB 101 in fiscal year 1999. The adoption of SAB 101 did not have a material effect on the Company's financial position or revenue recognition policies.

2. RELATED PARTY TRANSACTIONS:

     In February 1999, the Company entered into a stock and warrant purchase agreement with Ericsson, Inc. pursuant to which Ericsson received a warrant and other purchase rights to purchase up to 10,052,431 shares of the Company's Series A Preferred stock at $1.30 per share, at the time equal to approximately 20% of the capital stock of the Company on an as-converted basis. In June 1999, Ericsson exercised its warrant by purchasing 4,769,231 shares of the Company's Series A Preferred stock for total cash consideration of $6,200,000. In October 1999, Ericsson exercised the balance of its purchase rights by purchasing 5,283,200 shares of the Company's Series A Preferred stock for total cash consideration of $6,868,160. The warrant had a contracted life of four months, the purchase rights were conditioned upon exercise of the warrant and had a contracted life of approximately four months commencing on the exercise date of the warrant. The fair value of the warrant was $448,000 which was allocated to additional paid-in capital at the inception of the agreement. The fair value was determined using the Black-Scholes option pricing model. The assumptions used in the Black-Scholes option pricing model were: interest rate 4.5%; contracted life four months; expected volatility 75%; and expected dividends of zero.

     In February 1999, Ericsson and the Company entered into two agreements, which laid the basis for a strategic partnership between the two companies. Pursuant to these agreements, the companies agreed to cooperate in the area of Internet-based technologies, applications and services, including, but not limited to, development, testing, integration, marketing, sales, distribution, support and maintenance of solutions based on the technologies and services of each company. The parties' co-operation is non-exclusive and each party's participation is based on its individual evaluation of the commercial viability and expected benefits of the relationship. The initial terms of the agreements expire on December 31, 2001, but the agreements renew automatically for one year terms until terminated by either party.

     Under the terms of one of the agreements, as long as Ericsson owns shares representing 5% or more of the capital stock of OZ.COM, OZ.COM must inform Ericsson of any proposal to license or sell any of the technology covered in the agreement or to enter into any transaction with any principal competitor of Ericsson. Ericsson may opt to enter into the proposed transaction on the same terms and conditions.

     For the years ended December 31, 1997, 1998 and 1999, the Company recognized revenue from Ericsson in the amounts of $798,500, $3,577,348 and $3,988,390, respectively. At year end all amounts due to the Company from Ericsson in connection with development agreements have been classified as trade accounts receivables from shareholders in the accompanying consolidated balance sheets.

3. PROPERTY AND EQUIPMENT:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1998           1999
                                                            -----------    -----------
Buildings.................................................  $   991,691    $ 1,383,156
Computer equipment and software...........................      874,097      1,272,654
Computer equipment under capital leases...................      197,252        197,252
Furniture and leasehold improvements......................      404,778        400,940
Other equipment...........................................       62,281         61,695
                                                            -----------    -----------
                                                              2,530,099      3,315,697
Less accumulated depreciation.............................   (1,004,451)    (1,236,166)
                                                            -----------    -----------
                                                            $ 1,525,648    $ 2,079,531
                                                            ===========    ===========

                                     OZ.COM

     At December 31, 1998 and 1999, accumulated depreciation on computer equipment under capital leases is $190,708, and $197,252, respectively. Depreciation expense is $309,180, $288,471 and $344,000 for 1997, 1998 and 1999,
respectively.

4. ACCRUED LIABILITIES:

     Accrued liabilities is comprised of the following at December 31, 1998 and 1999:

                                                                1998        1999
                                                              --------    --------
Accrued vacation............................................  $168,591    $239,058
Other payroll liabilities...................................   133,390     189,389
Accrued interest on bonds...................................   100,000          --
Other accrued liabilities...................................    14,997      76,686
                                                              --------    --------
                                                              $416,978    $505,133
                                                              ========    ========

5. NOTES PAYABLE:

     The Company has entered into several long-term borrowing agreements with Icelandic lenders. At December 31, 1998 and 1999 the following borrowings are outstanding:

                                                                       PRINCIPAL BALANCE
                                                                         OUTSTANDING AT
                                                                          DECEMBER 31,
                                  ANNUAL INTEREST                     --------------------
LENDER                                 RATE          MATURITY DATE      1998        1999
------                            ---------------    -------------    --------    --------
Bunaoarbanki Islands hf.........         --           July 1, 1999    $  1,457    $     --
Bunaoarbanki Islands hf(1)......       6.85%         Dec. 15, 2021     148,461     150,219
Bunaoarbanki Islands hf(2)......       7.35%         June 15, 2009     124,707     114,167
Osta-og smjorsalan sf(3)........       6.00%          Oct. 1, 2022     273,936     265,128
                                                                      --------    --------
                                                                      $548,561    $529,514
                                                                      ========    ========

---------------
(1) The bank note payable is denominated in Icelandic Krona with a original principal balance of ISK 10 million. The original principal balance is adjusted monthly for fluctuations in the Icelandic consumer price index, in accordance with the terms of the note agreement. At December 31, 1998 and 1999 the adjusted principal balances are ISK 10,291,317 and ISK 10,868,347, respectively. Principal payments commence on July 15, 2009. Payments are made monthly on a pro-rata basis over the remaining 150 months of the note term. Interest payments are made on a monthly basis.

(2) The bank note payable is denominated in Icelandic Krona with a original principal balance of ISK 10 million. The original principal balance is adjusted annually for fluctuations in the Icelandic consumer price index, in accordance with the terms of the note agreement. At December 31, 1998 and 1999 the adjusted principal balances are ISK 8,644,705 and 8,259,942, respectively. Principal payments commenced on January 15, 1997. Principal and interest payments are made monthly on a pro-rata basis of the remaining principal plus accrued interest balance.

(3) Note payable is denominated in Icelandic Krona with a original principal balance of ISK 20 million. The original principal balance is adjusted annually for fluctuations in the Icelandic consumer price index, in accordance with the terms of the note agreement. At December 31, 1998 and 1999 the adjusted principal balances are ISK 18,989,213 and 19,182,022, respectively. Principal payments commenced on October 1, 1997. Principal and interest payments are made annually on a pro-rata basis of the remaining principal plus accrued interest balance.

                                     OZ.COM

     Principal maturities of notes payable at December 31, 1999 are as follows:

Years ending December 31,
2000........................................................  $ 24,069
2001........................................................    24,069
2002........................................................    24,069
2003........................................................    24,069
2004........................................................    24,069
Thereafter..................................................   409,169
                                                              --------
Total principal amounts due.................................   529,514
Current maturities..........................................   (24,069)
                                                              --------
Long term portion of notes payable..........................  $505,445
                                                              ========

     Pursuant to the note agreements, the Company has pledged its buildings as collateral for several loans. The amount pledged at December 31, 1998 and 1999 approximates $914,000 and $534,000, respectively.

6. CONVERTIBLE BONDS:

     In June 1998, the Company issued $2.5 million in convertible bonds. The bonds bore interest at a rate of 8% and were to mature on September 1, 2001. The bonds provided for the annual payment of interest commencing on September 1, 1999.

     In accordance with the terms of the bond agreement, the bonds were converted at the option of the bondholders into common stock from January 11, 1999 to May 31, 1999 at a conversion price of $0.65 per share of common stock.

7. CAPITAL LEASES:

     The Company's lease obligations under capital leases having an initial or remaining term of more than one year, are as follows:

                                                                CAPITAL
                                                                LEASES
                                                                -------
Fiscal year ending December 31:
2000........................................................    $4,182
                                                                ------
  Total minimum lease payments..............................     4,182
Less amount representing interest...........................      (798)
                                                                ------
  Present value of net minimum lease payments...............    $3,384
                                                                ======

8. PREFERRED AND COMMON STOCK:

     The Company is authorized to issue two hundred seventy five million shares of $0.01 par value common stock and twenty-five million shares of $0.01 par value preferred stock. Twenty million shares of preferred stock are designated as Series A Preferred. The remaining five million shares of preferred stock has not yet been designated.

     On December 14, 1997, the shareholders of the Company approved and adopted a plan of recapitalization. Under this plan, all shareholders who paid $0.2344 or more per share of common stock were permitted to exchange two shares of common stock for one share of Series A Preferred. The exchange was terminated on February 15, 1999. During the years ended December 31, 1998 and 1999, 10,797,510 and 572,926 shares of

                                     OZ.COM
common stock were exchanged for Series A Preferred, respectively. Amounts were reclassified from common stock to preferred stock on the specific identification method.

  Series A Preferred Shares

     The Company is authorized to issue 25 million shares of Series A Preferred stock. On December 31, 1998 and 1999, 5,398,755 and 15,737,649 shares of Series A Preferred were issued and outstanding. A shareholder rights agreement exists between the Company and Ericsson, the holder of 10,052,431 shares of Series A Preferred stock at December 31, 1999, which was signed on February 4, 1999. The shareholder rights agreement provides the holder of these shares with a put right which requires the Company to redeem the shares at the issuance price of $1.30 per share. As a result, the shares subject to the put option have not been classified within shareholders equity in the accompanying consolidated balance sheet with the other Series A Preferred shares which are not subject to the shareholder rights agreement.


     The Company may be obligated to purchase the shares of any stock owned by Ericsson pursuant to a shareholder rights agreement between the Company, Ericsson, Skuli Mogensen, Gudjon Mar Gudjonsson and OZ Holdings LLC that the Company entered into in connection with Ericsson's purchase of shares of Series A Preferred stock in 1999. Under this agreement, Ericsson has the right until an initial public offering of the Company's securities and following certain trigger events for a period of 120 days after such trigger event to require the Company, to the extent permitted by law, to purchase any or all shares of Series A Preferred stock or Common Stock owned by Ericsson at the original purchase price paid by Ericsson for those shares. The trigger events are the discovery by Ericsson of any breach or nonfulfillment by the Company of any covenant in the agreement pursuant to which Ericsson acquired shares of Series A Preferred stock or the breach or nonfulfillment by the Company or another party to the shareholder rights agreement (other than Ericsson) of any covenant or agreement in the shareholder rights agreement; provided, however, that the breach or nonfulfillment must continue for 30 days after written notice and result in a material adverse effect on the Company's assets, condition, affairs, or prospects, financially or otherwise.


     The remaining shares not held by Ericsson are not subject to the obligation to repurchase pursuant to the shareholder rights agreement and are classified within shareholders' equity.

     In the event of liquidation, dissolution, winding up or merger of the Company, either voluntary or involuntary, the holders of the Series A Preferred shares retain liquidation preference over the common shareholders equal to $1.00 per share, as adjusted for stock splits, stock dividends and other recapitalizations. If there are sufficient proceeds to pay the holders of the Series A Preferred stock their liquidation preference in full, then the holders of common stock are entitled to be paid an amount equal to $0.50 per share (as adjusted). Thereafter, holders of preferred and common stock share equally in any remaining assets.

     Holders of the Series A Preferred shares are entitled to vote on the basis of the number of shares of common stock into which the preferred stock could be converted on the record date for the vote.

     The Series A Preferred shares are convertible at any time into common stock at a ratio of one to two. All preferred shares will be converted into shares of common stock upon the closing of the sale of shares pursuant to a registration statement under the Securities Act of 1933 at an offering price of not less than $0.50 per share (adjusted to reflect any stock splits, recapitalizations, or combinations), and $5 million in the aggregate.

                                     OZ.COM

9. NET LOSS PER SHARE:

     The components of basic and diluted net loss per share are as follows:

                                                       YEAR ENDED DECEMBER 31,
                                              -----------------------------------------
                                                 1997           1998           1999
                                              -----------    -----------    -----------
Net loss....................................  $(4,852,943)   $(1,811,387)   $(2,932,118)
                                              ===========    ===========    ===========
Weighted average outstanding shares of
  common stock..............................   69,352,284     63,306,314     66,228,956
Net loss per share:
  Basic.....................................  $     (0.07)   $     (0.03)   $     (0.04)
                                              ===========    ===========    ===========
  Diluted...................................  $     (0.07)   $     (0.03)   $     (0.04)
                                              ===========    ===========    ===========

     Diluted net loss per share does not differ from basic net loss per share since potential common shares from the conversion of preferred stock, stock options, convertible bonds and warrants are antidilutive for all periods presented and are, therefore, excluded from the calculation. Potentially dilutive securities not included in the diluted net loss per share calculation equivalent to 4.3 million, 14.3 million and 25.9 million for the years ended December 31, 1997, 1998 and 1999, respectively, included preferred shares, stock options and stock warrants.

10. EMPLOYEE STOCK OPTION PLANS:

  1995 Stock Option Plan

     In December 1995, the Company adopted the 1995 Stock Option Plan (the 1995
Plan), under which the Company has now reserved up to 13,000,000 shares of common stock for issuance to all employees, except Swedish employees, outside directors and certain consultants, as determined on a case by case basis. The Company has the ability to grant both incentive and supplemental stock options. Incentive stock options are issuable at an exercise price at least equal to the fair value of the Company's shares of common stock at the date of grant. Supplemental stock options may be issued at prices as low as 85% of fair market value. Compensation expense is recorded for options granted at prices below fair market value on the date of grant. Both incentive and supplemental stock options have a maximum term of ten years.

     In December 1997, all outstanding options were cancelled and re-issued with a grant price of $0.10 in connection with the recapitalization of the Company as described in Note 8. The grant price of $0.10 reflected the fair market value of the Company's common stock following the recapitalization. At December 31, 1999, the Company had 4,064,250 authorized shares to be granted under the 1995 Plan.

  1998 Incentive Stock Option Plan

     In May 1998, the Company adopted the 1998 Incentive Stock Plan (the 1998
Plan), under which the Company has reserved up to 2,000,000 shares of common stock. The 1998 Plan provides for grants to directors, executive officers and selected employees and consultants ("Participants"). Under this plan the Company may grant stock to Participants for which the Participant is not obligated to pay additional consideration ("Stock Award") and may grant Participants the right to purchase a specified number of shares of common stock pursuant to a written agreement issued under the 1998 Plan ("Stock Purchase Offer"). Shares of common stock that Participants may receive as a Stock Award or under a Stock Purchase Offer may include restrictions on transfer, repurchase rights, rights of first refusal and forfeiture provisions. There is no restriction to the term of exercisability unless the employee terminates his employment. At December 31, 1999, there were 842,076 shares remaining, which were available for future grants under the 1998 Plan.

                                     OZ.COM

     A summary of options outstanding and activity under the 1995 and 1998 stock option plans is as follows:

                                                                                WEIGHTED
                                                                                AVERAGE
                                                  NUMBER OF      PRICE PER      EXERCISE
                                                    SHARES         SHARE         PRICE
                                                  ----------    ------------    --------
Outstanding at January 1, 1997..................   3,200,000    $0.24 - 0.65     $0.40
Options granted.................................   2,800,000     0.10 - 0.65      0.60
Options forfeited...............................  (1,140,000)    0.24 - 0.65      0.40
Options cancelled...............................  (4,860,000)    0.24 - 0.65      0.49
Options reissued................................   4,860,000            0.10      0.10
                                                  ----------    ------------     -----
Outstanding at December 31, 1997................   4,860,000            0.10      0.10
Options granted.................................   4,219,110            0.10      0.10
Options exercised...............................  (1,080,110)           0.10      0.10
                                                  ----------    ------------     -----
Outstanding at December 31, 1998................   7,999,000            0.10      0.10
Options granted.................................   2,736,000     0.10 - 1.20      0.93
Options exercised...............................  (1,636,298)    0.10 - 1.18      0.22
Options forfeited...............................  (1,721,436)    0.10 - 1.20      0.35
                                                  ----------    ------------     -----
Outstanding at December 31, 1999................   7,377,266     0.10 - 1.20      0.33
                                                  ==========    ============     =====

     Information regarding the stock options outstanding at December 31, 1999 is summarized below:

                                                      OPTIONS OUTSTANDING
                                                    ------------------------
                                                                  WEIGHTED
                                                                   AVERAGE
                                                                  REMAINING
                                                                 CONTRACTUAL      OPTIONS
EXERCISE PRICE                                       SHARES         LIFE        EXERCISABLE
--------------                                      ---------    -----------    -----------
$0.10.............................................  5,793,266     6.4 years      3,707,260
$1.175............................................  1,354,000     9.9 years        378,500
$1.20.............................................    230,000     9.4 years         57,500
                                                    ---------                    ---------
                                                    7,377,266                    4,143,260
                                                    =========                    =========

     The Company recorded deferred compensation of $110,333 and $350,470 for options granted at less than fair value during 1997 and 1999, respectively. This deferred compensation, net of cancellations, is being amortized ratably over the vesting period of the related options.

     The following information concerning OZ.COM's stock option plans is provided in accordance with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). OZ.COM accounts for the Plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations.

     The fair value of each grant option has been estimated on the date of grant using the minimum value method. Weighted average assumptions used in determining the fair value of grants in 1997, 1998 and 1999, include a risk-free interest rate of 6.17%, 4.81% and 5.9%, respectively, and an expected life of five and a half years. Volatility and dividend yields are not factors in OZ.COM's minimum value calculation.

     As a result of the above assumptions, the weighted average fair value of options granted in 1997, 1998 and 1999, was $0.17, $0.02 and $0.93 per share, respectively.

     The pro forma net loss for the Company, for the years ended December 31, 1997, 1998 and 1999, following the provisions of SFAS 123, is $4,921,879, $1,868,448, and $3,465,819, respectively. The pro forma

                                     OZ.COM
net loss per share for the Company for the years ended December 31, 1997, 1998, and 1999, following the provisions of SFAS 123, is $0.07, $0.03 and $0.05, respectively.

11. WARRANTS TO PURCHASE COMMON STOCK:

     In December 1996, the Company issued warrants to purchase up to a total of 308,000 shares of common stock at an exercise price of $0.55 per share to three individuals in consideration for professional services performed in connection with a private equity offering by the Company. The warrants vested immediately and were exercisable until September 30, 1997. The fair value of these warrants has been charged to common stock as issuance costs. The warrants were not exercised by the expiration date. In April 1998 these warrants were extended and are exercisable until a sale of the Company's shares of common stock pursuant to an effective registration statement under the Securities Act or a consolidation or merger of the Company into another corporation. As of December 31, 1999, all of these warrants remain unexercised and outstanding.

     Also in December 1996, the Company issued warrants to purchase up to 40,000 shares of common stock at an exercise price of $0.25 per share to a third party in exchange for the transfer of an Internet domain to the Company. The warrants are fully vested and are exercisable until the earlier of October 31, 2001 or immediately prior to the completion of any consolidation or merger of the Company. The fair value of these warrants has been charged to general and administrative expenses during the year ended December 31, 1996. As of December 31, 1999, all of these warrants remain unexercised and outstanding.

     In January 1997, the Company issued a warrant to purchase up to 80,000 shares of common stock at an exercise price of $0.25 per share to a former employee for services rendered during his employment. The warrant is fully vested and is exercisable until the earlier of February 1, 2002 or immediately prior to the completion of any consolidation or merger of the Company. As of December 31, 1999, all of these warrants remain unexercised and outstanding. The fair value of this warrant has been charged to compensation expenses during the year ended December 31, 1997.

12. NOTES RECEIVABLE FROM SHAREHOLDERS:

  Notes receivable issued to founders

     In July 1998, the Company advanced $150,000 in total to the two founders of the Company. The notes receivable have a maturity date of April 27, 2000 and a stated interest rate of 8% compounded annually. Principal and interest are due upon maturity of the notes. Accrued interest on the notes receivable is $6,000 and $18,480 at December 31, 1998 and 1999, respectively. These notes are classified as other current assets in the consolidated financial statements in 1999.

  Notes receivable issued for common stock

     Under certain written agreements issued under the 1998 Incentive Stock Plan, the Company may issue shares of common stock to employees upon the receipt of a note receivable from the employee. The note receivable is secured by the shares of common stock, does not have a maturity date and is interest free. The Company does not realize any benefit or loss from changes in value of the underlying shares held by the Company as security of the note receivable. Upon termination any amount unpaid is settled through receipt of the original shares issued at the original exercise price.

     During 1998 and 1999, the Company issued 746,000 and 120,000 shares of common stock in exchange for notes receivable in the amount of $74,600 and $141,000, respectively. During 1999, the Company received payments of $15,400 in exchange for 154,000 shares of common stock. At December 31, 1998 and 1999, notes receivable in the amount of $74,600 and $200,200 were outstanding for 746,000 and 712,000 shares of common stock, respectively.

                                     OZ.COM

13. INCOME TAXES:

     The components of deferred taxes at December 31, 1999 are as follows:

                                                                   DECEMBER 31,
                                                            --------------------------
                                                               1998           1999
                                                            -----------    -----------
Non-current deferred tax assets:
Net operating loss carryforwards..........................  $ 3,576,727    $ 4,611,501
Other.....................................................      144,099        144,111
                                                            -----------    -----------
     Total deferred tax asset.............................    3,720,826      4,755,612
Valuation allowance.......................................   (3,720,826)    (4,755,612)
                                                            -----------    -----------
                                                            $        --    $        --
                                                            ===========    ===========

     Due to the uncertain nature of the ultimate realization of the above deferred tax asset, the Company has recorded a valuation allowance against deferred tax assets.

     At December 31, 1999 the Company has net operating loss carryforwards of approximately $12,400,000, $5,900,000 and $100,000 for federal, state and Icelandic income tax purposes, respectively. These carryforwards will expire from year 2001 through 2013.

14. EMPLOYEE BENEFIT PLAN:

     In July 1997, the Company established a 401(k) defined contribution benefit plan covering all eligible employees. Company contributions to the plan may be made at the discretion of the Company. As of December 31, 1999 the Company has not made any contributions to the plan since its inception.

15. SEGMENTS:

     The Company operates in a single industry segment -- the design and development of computer software and services. Substantially all revenues result from the development of various solutions for clients' needs based upon agreed upon contracts.

     Revenues attributable to geographic regions are based upon the origination of the sales. Geographic information for the Company is as follows:

                                      REVENUES                     LONG LIVED ASSETS
                        ------------------------------------    ------------------------
                          1997         1998          1999          1998          1999
                        --------    ----------    ----------    ----------    ----------
United States.........  $858,500    $4,020,760    $3,891,524    $  137,380    $   44,118
Iceland...............    67,825        99,055       705,571     1,388,268     2,035,413
                        --------    ----------    ----------    ----------    ----------
                        $926,325    $4,119,815    $4,597,095    $1,525,648    $2,079,531
                        ========    ==========    ==========    ==========    ==========

     During the years ended 1997, 1998 and 1999, total revenues derived from one customer were $798,500 (86%), $3,577,348 (87%), and $3,988,390 (87%), respectively. See Note 2 which discusses the nature of the relationship with this customer. The Company recognized software license revenue of $78,857, which is included in total revenues for 1999. There was no software license revenue for the years ended 1998 and 1997.

                                     OZ.COM

16. COMMITMENTS AND CONTINGENCIES:

     The Company has entered into various noncancellable operating leases for office space. Future minimum lease payments under operating leases as of December 31, 1999 are as follows:

2000........................................................    $  206,974
2001........................................................       276,204
2002........................................................       276,204
2003........................................................       220,704
2004........................................................        45,170
                                                                ----------
     Total minimum lease payments...........................    $1,025,256
                                                                ==========

17. RESTATEMENT

     Subsequent to the issuance of the Company's consolidated financial statements for the year ended December 31, 1999, the Company's management determined that the fair value of certain warrants issued should have been allocated to additional paid-in capital, certain previously recognized license revenue should have been amortized, and accrued interest expense related to the conversion of bonds payable to common stock should have been recognized as additional paid-in capital rather than a reduction in interest expense. As a result, the 1999 consolidated financial statements have been restated from amounts previously reported.

     A summary of the effects of the restatement as of December 31, 1999 and for the year then ended is as follows:

                                                  YEAR ENDED DECEMBER 31, 1999
                                                  ----------------------------
                                                   PREVIOUSLY
                                                    REPORTED        RESTATED
                                                  ------------    ------------
Revenues......................................    $  5,174,398    $  4,597,095
Operating loss................................      (2,804,209)     (3,381,512)
Interest expense..............................          31,251         (80,749)
Loss before provision for income taxes........      (2,242,815)     (2,932,118)
Net loss......................................      (2,242,815)     (2,932,118)

Net loss per share:
  Basic.......................................    $      (0.03)   $      (0.04)
  Diluted.....................................    $      (0.03)   $      (0.04)

                                                       DECEMBER 31, 1999
                                                  ----------------------------
                                                   PREVIOUSLY
                                                    REPORTED        RESTATED
                                                  ------------    ------------
Current portion of deferred revenue...........    $    171,920    $    236,571
Total current liabilities.....................         892,811         957,462
Deferred revenue..............................         171,920         236,572
Total liabilities.............................       1,570,176       1,699,479
Additional paid-in capital....................       9,880,238      10,440,238
Accumulated deficit including accumulated
  other comprehensive income..................     (12,376,136)    (13,065,439)
Shareholders' equity..........................       2,995,801       2,866,498

                                     OZ.COM

18. SUBSEQUENT EVENTS

     On May 3, 2000 the shareholders of the Company approved the following changes in the capital structure of the Company, 1.) an increase in the number of authorized shares of common stock from 75 million to 275 million; 2.) a 2 for 1 stock split of the Company's common stock; and 3.) the establishment of a par value for common stock and preferred stock of $0.01 per share. The accompanying consolidated financial statements give effect to these events as if they had occurred on December 31, 1996.

                                     OZ.COM

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31,     MARCH 31,
                                                                  1999            2000
                                                              ------------    ------------
                                                                              (UNAUDITED)
                                                                AS RESTATED (SEE NOTE 5)
ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 13,603,592    $ 12,622,995
  Trade accounts receivable.................................        22,456           4,029
  Trade accounts receivable from shareholder................     1,391,816       1,701,690
  Prepaid expenses and other current assets.................       406,232         317,159
                                                              ------------    ------------
          Total current assets..............................    15,424,096      14,645,873
Property and equipment, net.................................     2,079,531       2,353,064
Other assets................................................       130,510         176,073
                                                              ------------    ------------
          Total assets......................................  $ 17,634,137    $ 17,175,010
                                                              ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Trade accounts payable....................................  $    188,305    $    486,010
  Accrued liabilities.......................................       505,133         870,767
  Current portion of deferred revenue.......................       236,571         236,571
  Current portion of notes payable..........................        24,069          23,989
  Current portion of capital lease obligations..............         3,384              --
                                                              ------------    ------------
          Total current liabilities.........................       957,462       1,617,337
Notes payable...............................................       505,445         500,765
Deferred revenue............................................       236,572         177,429
                                                              ------------    ------------
          Total liabilities.................................     1,699,479       2,295,531
                                                              ------------    ------------

Redeemable convertible preferred stock, $0.01 par value:
  10,052,431 shares issued and outstanding
     (liquidation value $10,052,431)........................    13,068,160      13,068,160

Commitments and contingencies...............................            --              --

Shareholders' equity (deficit):
  Convertible preferred stock, $0.01 par value:
     5,685,218 and 5,521,833 shares issued and outstanding,
     respectively, (liquidation value $5,521,833)...........     5,384,976       5,172,575
  Common stock, $0.01 par value:
     275,000,000 shares authorized:
     68,359,078 and 70,118,848 shares issued and
     outstanding, respectively..............................       683,591         701,188
  Additional paid-in capital................................    10,440,238      10,972,342
  Notes receivable from shareholders........................      (200,200)       (375,800)
  Deferred compensation.....................................      (376,668)       (346,372)
  Accumulated deficit including accumulated other
     comprehensive income of $56,886 and $87,808,
     respectively...........................................   (13,065,439)    (14,312,614)
                                                              ------------    ------------
          Total shareholders' equity........................     2,866,498       1,811,319
                                                              ------------    ------------
          Total liabilities and shareholders' equity........  $ 17,634,137    $ 17,175,010
                                                              ============    ============

   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 FOR THE THREE MONTHS
                                                                   ENDED MARCH 31,
                                                              --------------------------
                                                                 1999           2000
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
                                                               AS RESTATED (SEE NOTE 5)
REVENUES....................................................  $  878,808     $ 1,762,065
                                                              ----------     -----------

OPERATING EXPENSES
  Cost of sales.............................................     746,148         973,367
  Sales and marketing.......................................     261,151         646,157
  General and administrative................................     703,228       1,197,543
  Research and development..................................      79,597         231,859
                                                              ----------     -----------
          Total operating expenses..........................   1,790,124       3,048,926
                                                              ----------     -----------
          Operating loss....................................    (911,316)     (1,286,861)
                                                              ----------     -----------
Interest income.............................................       3,614         113,855
Interest expense............................................     (44,382)        (16,041)
Other income (expense), net.................................     (36,376)        (89,050)
                                                              ----------     -----------
          Loss before provision for income taxes............    (988,460)     (1,278,097)
Income taxes................................................          --              --
                                                              ----------     -----------
          Net loss..........................................  $ (988,460)    $(1,278,097)
                                                              ==========     ===========
Net loss per share:
  Basic.....................................................  $    (0.02)    $     (0.02)
                                                              ==========     ===========
  Diluted...................................................  $    (0.02)    $     (0.02)
                                                              ==========     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 FOR THE THREE MONTHS
                                                                   ENDED MARCH 31,
                                                              --------------------------
                                                                 1999           2000
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
                                                               AS RESTATED (SEE NOTE 5)
Cash flows from operating activities:
  Net loss..................................................  $  (988,460)   $(1,278,097)
  Adjustments to reconcile net loss to net cash provided
     (used) in operating activities:
     Depreciation...........................................       58,728        127,703
     Amortization of deferred compensation..................       12,750         30,296

  Changes in operating assets and liabilities:
     (Increase) decrease in trade accounts receivable.......      350,817       (291,447)
     (Increase) decrease in prepaid expenses and other
      assets................................................      (22,311)        43,510
     Increase (decrease) in trade accounts payable..........     (105,853)       297,705
     Increase (decrease) in accrued liabilities.............       34,505        365,634
     Increase (decrease) in deferred revenue................       52,000        (59,143)
                                                              -----------    -----------
     Net cash used in operating activities..................     (607,824)      (763,839)
                                                              -----------    -----------

Cash flows from investing activities:
  Purchase of property and equipment........................     (197,734)      (401,326)
                                                              -----------    -----------
     Net cash used in investing activities..................     (197,734)      (401,326)
                                                              -----------    -----------

Cash flows from financing activities:
  Repayment of bank overdraft...............................     (351,219)            --
  Issuance of warrants......................................      448,000             --
  Issuance of common stock..................................    1,800,000             --
  Exercise of employee stock options........................      116,600        161,700
  Payments on notes payable.................................      (23,109)        (4,760)
  Payment of capital lease obligation.......................       (3,805)        (3,384)
                                                              -----------    -----------
  Net cash provided by financing activities.................    1,986,467        153,556
                                                              -----------    -----------
Effect of currency exchange rates on cash...................       77,831         30,922
                                                              -----------    -----------
  Net increase (decrease) in cash...........................    1,258,740       (980,687)
Cash and cash equivalents at beginning of period............      368,275     13,603,592
                                                              -----------    -----------
Cash and cash equivalents at end of period..................  $ 1,627,015    $12,622,905
                                                              ===========    ===========

Supplemental cash flow information:
  Cash paid for interest....................................  $    15,703    $     6,163
                                                              ===========    ===========

Supplemental schedule of non-cash investing and financing
  activities:
  Conversion of bonds to common stock.......................  $   925,000    $        --
                                                              ===========    ===========
  Conversion of common stock to preferred stock.............  $   686,212    $        --
                                                              ===========    ===========
  Conversion of preferred stock to common stock.............  $        --    $   212,401
                                                              ===========    ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                 FOR THE THREE MONTHS
                                                                   ENDED MARCH 31,
                                                              --------------------------
                                                                 1999           2000
                                                              -----------    -----------
                                                              (UNAUDITED)    (UNAUDITED)
Net loss....................................................   $(988,460)    $(1,278,097)
Other comprehensive income:
  Foreign currency translation adjustment...................      77,831          30,922
                                                               ---------     -----------
Comprehensive loss..........................................   $(910,629)    $(1,247,175)
                                                               =========     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                                     OZ.COM

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1. INTERIM FINANCIAL STATEMENTS:

     The accompanying financial statements are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to those rules and regulations. Accordingly, these interim financial statements and notes should be read in connection with the Company's audited financial statements for the year ended December 31, 1999 included in the Company's Registration Statement on Form 10-SB for the year ended December 31, 1999. The results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for other interim periods or for the full fiscal year. In the opinion of management, the information contained herein reflects all adjustments necessary for a fair statement of the interim results of operations.

     The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

     The accompanying consolidated financial statements include accounts of the Company and its subsidiaries.

 2. NET LOSS PER SHARE:

     Basic net loss per share is computed based upon the weighted average number of common shares outstanding. Diluted net loss per share is computed based upon the weighted average number of common shares outstanding and any potentially dilutive securities. Potentially dilutive securities are not included in the diluted earnings per share calculations if their inclusion would be anti-dilutive to the basic net loss per share calculations. Potentially dilutive securities not included in the diluted net loss per share calculation and outstanding during the three months ended March 31, 1999, included preferred shares, convertible bonds, stock options, and stock warrants. Potentially dilutive securities not include in the diluted net loss per share calculation and outstanding during the three months ended March 31, 2000, included preferred shares, stock options, and stock warrants.

     The components of basic and diluted net loss per share are as follows:

                                                            THREE MONTHS ENDED MARCH 31,
                                                            ----------------------------
                                                                1999            2000
                                                            ------------    ------------
Net loss (as restated, see Note 5)........................  $  (988,460)    $(1,278,097)
                                                            ===========     ===========
Weighted average outstanding shares of Common Stock.......   62,535,918      68,861,956
Net loss per share:
  Basic...................................................  $     (0.02)    $     (0.02)
                                                            ===========     ===========
  Diluted.................................................  $     (0.02)    $     (0.02)
                                                            ===========     ===========

 3. CONVERTIBLE BONDS:

     During the three months ended March 31, 1999, holders of $900,000 of convertible bonds exercised their option to convert their bonds into the Company's Common Stock. In connection with the conversion the Company issued 1,384,616 shares of Common Stock.

 4. CONVERSION OF SERIES A PREFERRED STOCK INTO COMMON STOCK:

     During the three months ended March 31, 2000, holders of 163,385 shares of Series A Preferred stock elected to convert their shares into shares of Common Stock. In accordance with the terms of conversion, the shares of Preferred stock were converted into 326,770 shares of Common Stock.

                                     OZ.COM

 5. RESTATEMENT

     Subsequent to the issuance of the Company's consolidated financial statements for the three months ended March 31, 1999 and 2000, the Company's management determined that the fair value of certain warrants issued should have been allocated to additional paid-in capital, certain previously recognized license revenue should have been amortized, and accrued interest expense related to the conversion of bonds payable to common stock should have been recognized as additional paid-in capital rather than a reduction in interest expense. As a result, the consolidated financial statements as of December 31, 1999 and March 31, 2000 and for the three months ended March 31, 1999 and 2000 have been restated from amounts previously reported.

     A summary of the effects of the restatement as of December 31, 1999 and March 31, 2000 and for the three months ended March 31, 1999 and 2000 is as follows:

                                             THREE MONTHS ENDED           THREE MONTHS ENDED
                                                  MARCH 31,                   MARCH 31,
                                           -----------------------    --------------------------
                                              1999         1999          2000           2000
                                           ----------    ---------    -----------    -----------
                                           PREVIOUSLY                 PREVIOUSLY
                                            REPORTED     RESTATED      REPORTED       RESTATED
                                           ----------    ---------    -----------    -----------
Revenues.................................  $ 906,026     $ 878,808    $ 1,745,902    $ 1,762,065
Operating loss...........................   (884,096)     (911,316)    (1,303,024)    (1,286,861)
Interest expense.........................    (19,382)      (44,382)           N/A            N/A
Loss before provision for income taxes...   (936,240)     (988,460)    (1,294,260)    (1,278,097)
Net loss.................................   (936,240)     (988,460)    (1,294,260)    (1,278,097)
Net loss per share:
  Basic..................................  $   (0.01)    $   (0.02)   $     (0.02)   $     (0.02)
  Diluted................................  $   (0.01)    $   (0.02)   $     (0.02)   $     (0.02)

                                         DECEMBER 31, 1999                 MARCH 31, 2000
                                    ----------------------------    ----------------------------
                                     PREVIOUSLY                      PREVIOUSLY
                                      REPORTED        RESTATED        REPORTED        RESTATED
                                    ------------    ------------    ------------    ------------
Current portion of deferred
  revenue.........................  $    171,920    $    236,571    $    171,920    $    236,571
Total current liabilities.........       892,811         957,462       1,552,686       1,617,337
Deferred revenue..................       171,920         236,572         128,940         177,429
Total liabilities.................     1,570,176       1,699,479       2,182,391       2,295,531
Additional paid-in capital........     9,880,238      10,440,238      10,412,342      10,972,342
Accumulated deficit including
  accumulated other comprehensive
  income..........................   (12,376,136)    (13,065,439)    (13,639,474)    (14,312,614)
Shareholders' equity..............     2,995,801       2,866,498       1,924,459       1,811,319

 6. SUBSEQUENT EVENTS

     On August 9, 2000, Garry Hare filed a complaint against the Company in the Superior Court for the City and County of San Francisco, California. Mr. Hare was a director and officer whose employment was terminated in December 1998. The Company and Mr. Hare subsequently entered into a termination agreement. Mr. Hare's amended complaint alleges fraud and breach of the employment and termination agreements. The amended complaint seeks compensatory damages according to proof, punitive damages according to proof, specific performance of the stock bonus portion of the termination agreement or employment agreement, a declaration that the termination agreement is void, and attorneys' fees and costs. The Company believes that the allegations in the amended complaint are without merit and intends to defend vigorously against the complaint. In addition, the Company filed a cross-complaint against Mr. Hare on December 30, 2000, seeking attorneys' fees and damages for fraud and breach of the termination agreement.

                                     OZ.COM

     On November 8, 2000, the Company completed an acquisition of all of the outstanding voting capital stock of MCE Holding Corporation. MCE Holding Corporation was a strategic alliance between Microcell and Ericsson formed to hold all of the issued and outstanding capital stock of 3044016 Nova Scotia Company, a recently organized company based in Montreal, Canada that was formed to develop mobile Internet applications for network operators in Canada. The name of 3044016 Nova Scotia Company was changed to OZ.COM Canada Company following the closing of the transaction. The transaction was closed pursuant to two share exchange agreements dated November 8, 2000 between the Company and each of Microcell and Ericsson as the former stockholders of MCE Holding Corporation.

     The acquisition was structured as a stock-for-stock exchange in which the Company issued an aggregate of 16,475,131 shares of common stock to Microcell and Ericsson in exchange for all of the issued and outstanding stock of MCE Holding Corporation. Total consideration given, including direct acquisition costs, aggregated approximately $18.4 million. The Company will account for the acquisition using the purchase method of accounting. MCE Holding Corporation and 3044016 Nova Scotia Company had no operations prior to the acquisition. The excess of the purchase price over the estimated fair value of tangible net assets acquired amounted to approximately $16.4 million, with $15.5 million attributable to goodwill and $0.9 million attributable to a fully paid-up iPulse(TM) 1.5 license for the benefit of Microcell and its affiliates. The Company will amortize the goodwill on a straight-line basis over an estimated useful life of five years and the iPulse(TM) 1.5 license on a straight-line basis over an estimated useful life of 3.5 years. The acquired assets consist of licensed technology and cash to be used in the business of developing and marketing Internet application technology for wireless service providers.

                                    PART III

ITEM 1. INDEX TO EXHIBITS


EXHIBIT
NUMBER
-------
 2.1       Share Exchange Agreement between the Registrant and
           Microcell Capital II Inc. dated as of November 8, 2000
           (incorporated by reference to Exhibit 2.1 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
 2.2       Share Exchange Agreement between the Registrant and Ericsson
           Canada Inc. dated as of November 8, 2000 (incorporated by
           reference to Exhibit 2.2 to Registrant's Quarterly Report on
           Form 10-QSB for the period ended September 30, 2000 (file
           number 000-30701) filed on November 14, 2000)
 3.1       Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Registrant's Annual Report on
           Form 10-KSB for the period ended December 31, 2000 (file
           number 000-30701) filed on June 21, 2001)
 3.2       Amended and Restated By-laws (incorporated by reference to
           Exhibit 3.2 to Registrant's Annual Report on Form 10-KSB for
           the period ended December 31, 2000 (file number 000-30701)
           filed on June 21, 2001)
10.1       1995 Stock Option Plan (incorporated by reference to Exhibit
           10.1 to Registrant's Registration Statement on Form 10-SB
           (file number 000-30701) filed on May 24, 2000)
10.2       1998 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.2 to Registrant's Registration Statement on
           Form 10-SB (file number 000-30701) filed on May 24, 2000)
10.3       2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to Registrant's Registration Statement on
           Form 10-SB (file number 000-30701) filed on May 24, 2000)
10.4       Employment Agreement between the Registrant and Skuli
           Mogensen dated as of October 15, 1998 (incorporated by
           reference to Exhibit 10.4 to Registrant's Registration
           Statement on Form 10-SB (file number 000-30701) filed on May
           24, 2000)
10.5       Employment Agreement between the Registrant and Gudjon Mar
           Gudjonsson dated as of October 15, 1998 (incorporated by
           reference to Exhibit 10.5 to Registrant's Registration
           Statement on Form 10-SB (file number 000-30701) filed on May
           24, 2000)
10.6       Employment Agreement between the Registrant and Robert Quinn dated as of April 1, 2000 (incorporated by reference to
           Exhibit 10.6 to Amendment No. 1 to Registrant's Registration
           Statement on Form 10-SB/A (file number 000-30701) filed on
           July 24, 2000)
10.7       Employment Agreement between the Registrant and Skuli
           Valberg Olafsson dated as of September 1999 (incorporated by reference to Exhibit 10.7 to Registrant's Registration
           Statement on Form 10-SB (file number 000-30701) filed on May
           24, 2000)
10.8       Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to Registrant's Registration Statement on
           Form 10-SB (file number 000-30701) filed on May 24, 2000)
10.9       General Co-operation and Development Agreement between the
           Registrant and Ericsson Telecom AB dated as of February 4,
           1999 (incorporated by reference to Exhibit 10.9 to
           Registrant's Registration Statement on Form 10-SB (file
           number 000-30701) filed on May 24, 2000)
10.10      Specific Co-operation and Development Agreement between the
           Registrant and Ericsson Telecom AB for Communities and Link
           dated as of February 4, 1999 (incorporated by reference to
           Exhibit 10.10 to Registrant's Registration Statement on Form
           10-SB (file number 000-30701) filed on May 24, 2000)
10.11      Value Added Reseller Agreement between the Registrant and
           Ericsson Telecom AB dated as of February 4, 1999
           (incorporated by reference to Exhibit 10.11 to Registrant's
           Registration Statement on Form 10-SB (file number 000-30701)
           filed on May 24, 2000)
10.12      Shareholder Rights Agreement among the Registrant, Gudjon
           Mar Gudjonsson, Skuli Mogensen, Ericsson Inc. and OZ
           Holdings LLC dated as of February 4, 1999 (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to
           Registrant's Registration Statement on Form 10-SB/A (file
           number 000-30701) filed on July 24, 2000)
10.13      General Co-operation and Development Agreement between the
           Registrant and Ericsson Radio Systems AB dated as of
           November 1, 2000 (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-QSB for the
           period ended September 30, 2000 (file number 000-30701)
           filed on November 14, 2000)

EXHIBIT
NUMBER
-------
10.14      Specific Co-operation and Development Agreement between
           Ericsson Canada Inc. and OZ.COM Canada Company (fka 3044016
           Nova Scotia Company) dated as of November 8, 2000
           (incorporated by reference to Exhibit 10.2 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
10.15      Value-added Distribution License Agreement between the
           Registrant and Ericsson Radio Systems AB dated as of
           November 1, 2000 (incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-QSB for the
           period ended September 30, 2000 (file number 000-30701)
           filed on November 14, 2000)
10.16      General Co-operation and Development Agreement between
           Microcell Labs Inc. and OZ.COM Canada Company (fka 3044016
           Nova Scotia Company) dated as of November 8, 2000
           (incorporated by reference to Exhibit 10.4 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
10.17      Specific Development and Consulting Agreement between
           Microcell Labs Inc. and OZ.COM Canada Company (fka 3044016
           Nova Scotia Company) dated as of November 8, 2000
           (incorporated by reference to Exhibit 10.5 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
10.18      Assignment of Right to Sublicense Use of Software between
           MCE Holding Corporation and OZ.COM Canada Company (fka
           3044016 Nova Scotia Company) dated as of November 8, 2000
           (incorporated by reference to Exhibit 10.6 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
10.19      mPresence Agency Agreement between the Registrant and
           Ericsson Radio Systems AB dated as of November 1, 2000
           (incorporated by reference to Exhibit 10.7 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
10.20      Shareholder Agreement among the Registrant, Gudjon Mar
           Gudjonsson, Skuli Mogensen and Microcell Capital II Inc.
           dated as of November 8, 2000 (incorporated by reference to
           Exhibit 10.8 to Registrant's Quarterly Report on Form 10-QSB
           for the period ended September 30, 2000 (file number
           000-30701) filed on November 14, 2000)
10.21      Shareholder Agreement among the Registrant, Gudjon Mar
           Gudjonsson, Skuli Mogensen and Ericsson Canada dated as of
           November 8, 2000 (incorporated by reference to Exhibit 10.9 to Registrant's Quarterly Report on Form 10-QSB for the
           period ended September 30, 2000 (file number 000-30701)
           filed on November 14, 2000)
10.22      iPulse Agency Agreement between the Registrant and Ericsson
           Radio Systems AB dated as of November 1, 2000
21.1       List of Subsidiaries (incorporated by reference to Exhibit
           21.1 to Amendment No. 1 to Registrant's Registration
           Statement on Form 10-SB/A (file number 000-30701) filed on
           July 24, 2000)

ITEM 2. DESCRIPTION OF EXHIBITS


     The following documents are filed as part of this report:


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   2.1     Share Exchange Agreement between the Registrant and
           Microcell Capital II Inc. dated as of November 8, 2000
           (incorporated by reference to Exhibit 2.1 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
   2.2     Share Exchange Agreement between the Registrant and Ericsson
           Canada Inc. dated as of November 8, 2000 (incorporated by
           reference to Exhibit 2.2 to Registrant's Quarterly Report on
           Form 10-QSB for the period ended September 30, 2000 (file
           number 000-30701) filed on November 14, 2000)
   3.1     Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Registrant's Annual Report on
           Form 10-KSB for the period ended December 31, 2000 (file
           number 000-30701) filed on June 21, 2001)
   3.2     Amended and Restated By-laws (incorporated by reference to
           Exhibit 3.2 to Registrant's Annual Report on Form 10-KSB for
           the period ended December 31, 2000 (file number 000-30701)
           filed on June 21, 2001)
  10.1     1995 Stock Option Plan (incorporated by reference to Exhibit
           10.1 to Registrant's Registration Statement on Form 10-SB
           (file number 000-30701) filed on May 24, 2000)
  10.2     1998 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.2 to Registrant's Registration Statement on
           Form 10-SB (file number 000-30701) filed on May 24, 2000)
  10.3     2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to Registrant's Registration Statement on
           Form 10-SB (file number 000-30701) filed on May 24, 2000)
  10.4     Employment Agreement between the Registrant and Skuli
           Mogensen dated as of October 15, 1998 (incorporated by
           reference to Exhibit 10.4 to Registrant's Registration
           Statement on Form 10-SB (file number 000-30701) filed on May
           24, 2000)
  10.5     Employment Agreement between the Registrant and Gudjon Mar
           Gudjonsson dated as of October 15, 1998 (incorporated by
           reference to Exhibit 10.5 to Registrant's Registration
           Statement on Form 10-SB (file number 000-30701) filed on May
           24, 2000)
  10.6     Employment Agreement between the Registrant and Robert Quinn dated as of April 1, 2000 (incorporated by reference to
           Exhibit 10.6 to Amendment No. 1 to Registrant's Registration
           Statement on Form 10-SB/A (file number 000-30701) filed on
           July 24, 2000)
  10.7     Employment Agreement between the Registrant and Skuli
           Valberg Olafsson dated as of September 1999 (incorporated by reference to Exhibit 10.7 to Registrant's Registration
           Statement on Form 10-SB (file number 000-30701) filed on May
           24, 2000)
  10.8     Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to Registrant's Registration Statement on
           Form 10-SB (file number 000-30701) filed on May 24, 2000)
  10.9     General Co-operation and Development Agreement between the
           Registrant and Ericsson Telecom AB dated as of February 4,
           1999 (incorporated by reference to Exhibit 10.9 to
           Registrant's Registration Statement on Form 10-SB (file
           number 000-30701) filed on May 24, 2000)
  10.10    Specific Co-operation and Development Agreement between the
           Registrant and Ericsson Telecom AB for Communities and Link
           dated as of February 4, 1999 (incorporated by reference to
           Exhibit 10.10 to Registrant's Registration Statement on Form
           10-SB (file number 000-30701) filed on May 24, 2000)
  10.11    Value Added Reseller Agreement between the Registrant and
           Ericsson Telecom AB dated as of February 4, 1999
           (incorporated by reference to Exhibit 10.11 to Registrant's
           Registration Statement on Form 10-SB (file number 000-30701)
           filed on May 24, 2000)
  10.12    Shareholder Rights Agreement among the Registrant, Gudjon
           Mar Gudjonsson, Skuli Mogensen, Ericsson Inc. and OZ
           Holdings LLC dated as of February 4, 1999 (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to
           Registrant's Registration Statement on Form 10-SB/A (file
           number 000-30701) filed on July 24, 2000)
  10.13    General Co-operation and Development Agreement between the
           Registrant and Ericsson Radio Systems AB dated as of
           November 1, 2000 (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-QSB for the
           period ended September 30, 2000 (file number 000-30701)
           filed on November 14, 2000)

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
  10.14    Specific Co-operation and Development Agreement between
           Ericsson Canada Inc. and OZ.COM Canada Company (fka 3044016
           Nova Scotia Company) dated as of November 8, 2000
           (incorporated by reference to Exhibit 10.2 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
  10.15    Value-added Distribution License Agreement between the
           Registrant and Ericsson Radio Systems AB dated as of
           November 1, 2000 (incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-QSB for the
           period ended September 30, 2000 (file number 000-30701)
           filed on November 14, 2000)
  10.16    General Co-operation and Development Agreement between
           Microcell Labs Inc. and OZ.COM Canada Company (fka 3044016
           Nova Scotia Company) dated as of November 8, 2000
           (incorporated by reference to Exhibit 10.4 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
  10.17    Specific Development and Consulting Agreement between
           Microcell Labs Inc. and OZ.COM Canada Company (fka 3044016
           Nova Scotia Company) dated as of November 8, 2000
           (incorporated by reference to Exhibit 10.5 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
  10.18    Assignment of Right to Sublicense Use of Software between
           MCE Holding Corporation and OZ.COM Canada Company (fka
           3044016 Nova Scotia Company) dated as of November 8, 2000
           (incorporated by reference to Exhibit 10.6 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
  10.19    mPresence Agency Agreement between the Registrant and
           Ericsson Radio Systems AB dated as of November 1, 2000
           (incorporated by reference to Exhibit 10.7 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
  10.20    Shareholder Agreement among the Registrant, Gudjon Mar
           Gudjonsson, Skuli Mogensen and Microcell Capital II Inc.
           dated as of November 8, 2000 (incorporated by reference to
           Exhibit 10.8 to Registrant's Quarterly Report on Form 10-QSB
           for the period ended September 30, 2000 (file number
           000-30701) filed on November 14, 2000)
  10.21    Shareholder Agreement among the Registrant, Gudjon Mar
           Gudjonsson, Skuli Mogensen and Ericsson Canada dated as of
           November 8, 2000 (incorporated by reference to Exhibit 10.9 to Registrant's Quarterly Report on Form 10-QSB for the
           period ended September 30, 2000 (file number 000-30701)
           filed on November 14, 2000)
  10.22    iPulse Agency Agreement between the Registrant and Ericsson
           Radio Systems AB dated as of November 1, 2000
  21.1     List of Subsidiaries (incorporated by reference to Exhibit
           21.1 to Amendment No. 1 to Registrant's Registration
           Statement on Form 10-SB/A (file number 000-30701) filed on
           July 24, 2000)

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          OZ.COM
                                          a California Corporation


Date: August 9, 2001


                                          By: /s/ JON L. ARNASON

                                            ------------------------------------

                                            Vice President, Finance

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 2.1       Share Exchange Agreement between the Registrant and
           Microcell Capital II Inc. dated as of November 8, 2000
           (incorporated by reference to Exhibit 2.1 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
 2.2       Share Exchange Agreement between the Registrant and Ericsson
           Canada Inc. dated as of November 8, 2000 (incorporated by
           reference to Exhibit 2.2 to Registrant's Quarterly Report on
           Form 10-QSB for the period ended September 30, 2000 (file
           number 000-30701) filed on November 14, 2000)
 3.1       Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to Registrant's Annual Report on
           Form 10-KSB for the period ended December 31, 2000 (file
           number 000-30701) filed on June 21, 2001)
 3.2       Amended and Restated By-laws (incorporated by reference to
           Exhibit 3.2 to Registrant's Annual Report on Form 10-KSB for
           the period ended December 31, 2000 (file number 000-30701)
           filed on June 21, 2001)
10.1       1995 Stock Option Plan (incorporated by reference to Exhibit
           10.1 to Registrant's Registration Statement on Form 10-SB
           (file number 000-30701) filed on May 24, 2000)
10.2       1998 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.2 to Registrant's Registration Statement on
           Form 10-SB (file number 000-30701) filed on May 24, 2000)
10.3       2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to Registrant's Registration Statement on
           Form 10-SB (file number 000-30701) filed on May 24, 2000)
10.4       Employment Agreement between the Registrant and Skuli
           Mogensen dated as of October 15, 1998 (incorporated by
           reference to Exhibit 10.4 to Registrant's Registration
           Statement on Form 10-SB (file number 000-30701) filed on May
           24, 2000)
10.5       Employment Agreement between the Registrant and Gudjon Mar
           Gudjonsson dated as of October 15, 1998 (incorporated by
           reference to Exhibit 10.5 to Registrant's Registration
           Statement on Form 10-SB (file number 000-30701) filed on May
           24, 2000)
10.6       Employment Agreement between the Registrant and Robert Quinn dated as of April 1, 2000 (incorporated by reference to
           Exhibit 10.6 to Amendment No. 1 to Registrant's Registration
           Statement on Form 10-SB/A (file number 000-30701) filed on
           July 24, 2000)
10.7       Employment Agreement between the Registrant and Skuli
           Valberg Olafsson dated as of September 1999 (incorporated by reference to Exhibit 10.7 to Registrant's Registration
           Statement on Form 10-SB (file number 000-30701) filed on May
           24, 2000)
10.8       Form of Indemnification Agreement (incorporated by reference to Exhibit 10.8 to Registrant's Registration Statement on
           Form 10-SB (file number 000-30701) filed on May 24, 2000)
10.9       General Co-operation and Development Agreement between the
           Registrant and Ericsson Telecom AB dated as of February 4,
           1999 (incorporated by reference to Exhibit 10.9 to
           Registrant's Registration Statement on Form 10-SB (file
           number 000-30701) filed on May 24, 2000)
10.10      Specific Co-operation and Development Agreement between the
           Registrant and Ericsson Telecom AB for Communities and Link
           dated as of February 4, 1999 (incorporated by reference to
           Exhibit 10.10 to Registrant's Registration Statement on Form
           10-SB (file number 000-30701) filed on May 24, 2000)
10.11      Value Added Reseller Agreement between the Registrant and
           Ericsson Telecom AB dated as of February 4, 1999
           (incorporated by reference to Exhibit 10.11 to Registrant's
           Registration Statement on Form 10-SB (file number 000-30701)
           filed on May 24, 2000)
10.12      Shareholder Rights Agreement among the Registrant, Gudjon
           Mar Gudjonsson, Skuli Mogensen, Ericsson Inc. and OZ
           Holdings LLC dated as of February 4, 1999 (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to
           Registrant's Registration Statement on Form 10-SB/A (file
           number 000-30701) filed on July 24, 2000)

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
10.13      General Co-operation and Development Agreement between the
           Registrant and Ericsson Radio Systems AB dated as of
           November 1, 2000 (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-QSB for the
           period ended September 30, 2000 (file number 000-30701)
           filed on November 14, 2000)
10.14      Specific Co-operation and Development Agreement between
           Ericsson Canada Inc. and OZ.COM Canada Company (fka 3044016
           Nova Scotia Company) dated as of November 8, 2000
           (incorporated by reference to Exhibit 10.2 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
10.15      Value-added Distribution License Agreement between the
           Registrant and Ericsson Radio Systems AB dated as of
           November 1, 2000 (incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-QSB for the
           period ended September 30, 2000 (file number 000-30701)
           filed on November 14, 2000)
10.16      General Co-operation and Development Agreement between
           Microcell Labs Inc. and OZ.COM Canada Company (fka 3044016
           Nova Scotia Company) dated as of November 8, 2000
           (incorporated by reference to Exhibit 10.4 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
10.17      Specific Development and Consulting Agreement between
           Microcell Labs Inc. and OZ.COM Canada Company (fka 3044016
           Nova Scotia Company) dated as of November 8, 2000
           (incorporated by reference to Exhibit 10.5 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
10.18      Assignment of Right to Sublicense Use of Software between
           MCE Holding Corporation and OZ.COM Canada Company (fka
           3044016 Nova Scotia Company) dated as of November 8, 2000
           (incorporated by reference to Exhibit 10.6 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
10.19      mPresence Agency Agreement between the Registrant and
           Ericsson Radio Systems AB dated as of November 1, 2000
           (incorporated by reference to Exhibit 10.7 to Registrant's
           Quarterly Report on Form 10-QSB for the period ended
           September 30, 2000 (file number 000-30701) filed on November
           14, 2000)
10.20      Shareholder Agreement among the Registrant, Gudjon Mar
           Gudjonsson, Skuli Mogensen and Microcell Capital II Inc.
           dated as of November 8, 2000 (incorporated by reference to
           Exhibit 10.8 to Registrant's Quarterly Report on Form 10-QSB
           for the period ended September 30, 2000 (file number
           000-30701) filed on November 14, 2000)
10.21      Shareholder Agreement among the Registrant, Gudjon Mar
           Gudjonsson, Skuli Mogensen and Ericsson Canada dated as of
           November 8, 2000 (incorporated by reference to Exhibit 10.9 to Registrant's Quarterly Report on Form 10-QSB for the
           period ended September 30, 2000 (file number 000-30701)
           filed on November 14, 2000)
10.22      iPulse Agency Agreement between the Registrant and Ericsson
           Radio Systems AB dated as of November 1, 2000
21.1       List of Subsidiaries (incorporated by reference to Exhibit
           21.1 to Amendment No. 1 to Registrant's Registration
           Statement on Form 10-SB/A (file number 000-30701) filed on
           July 24, 2000)





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